
12025837


TRINITY INDUSTRIES, INC.
Annual Report
2011



Trinity Industries, Inc. is a multi-industry company that owns a variety of market-leading businesses which provide products and services to the industrial, energy, transportation, and construction sectors.

Trinity's Businesses Are MARKET LEADERS

Standard Forged Products, LLC is a leading manufacturer in North America of railcar axles and large circular forgings.


TILX
518726







TrinityRail® represents the combined resources of the leading railcar manufacturer in North America and a leading provider of railcar leasing and management services.

McConway & Torley, LLC is a leading manufacturer in North America of railcar coupling devices.

Trinity Marine Products, Inc. is a leading U.S. manufacturer of inland barges and fiberglass barge covers.

Trinity's businesses provide capital goods and services ranging from railcars to barges, aggregates and concrete to tank containers, highway products to structural wind towers, railcar parts to crash cushions, and railcar leasing and management services.

Our vision is to be a premier, multi-industry growth company that provides superior products and services to customers while generating high-quality earnings and returns for shareholders. We expect to accomplish this through:

- the strength of our businesses' market leadership positions
- the depth of our operational capabilities
- the quality and talents of our people
- a commitment to excellence and continuous improvement

Trinity Containers, LLC is a leading manufacturer in North America of tank containers.





Trinity Structural Towers, Inc. is a leading manufacturer in North America of structural wind towers.





Trinity Highway Products, LLC and Energy Absorption Systems, Inc. are leading U.S. manufacturers of highway products.



Trinity Materials, Inc. and Transit Mix Concrete & Materials Company are leading suppliers of aggregates and concrete in select markets within Texas and neighboring states.

Trinity Industries de Mexico, using the brand name TATSA®, is a leading manufacturer in Mexico of tank containers.

Trinity's Five

BUSINESS SEGMENTS



TRINITY'S RAILCAR GROUP

Trinity's rail manufacturing companies offer the most diversified railcar product line available in North America. They include leading producers of freight cars, tank cars, railcar axles, and coupling devices.

Trinity North American Freight Car, Inc. manufactures a full line of freight cars, including covered and open hoppers, gondolas, auto carriers, box cars, and intermodal cars. Trinity Tank Car, Inc. produces a full line of tank cars that transport pressurized and non-pressurized commodities. Trinity's three railcar parts and components companies include Standard Forged Products, LLC, which manufactures railcar axles and circular products; McConway & Torley, LLC, which manufactures coupling devices; and Trinity Parts & Components, LLC, which manufactures and sells replacement railcar parts and components. McConway & Torley also makes higher strength alloy specialty castings, as well as steel ingots of various alloy combinations, for large equipment manufacturers.


TILX
518726

TRINITY'S RAILCAR LEASING AND MANAGEMENT SERVICES GROUP

Trinity's Railcar Leasing and Management Services Group is comprised primarily of Trinity Industries Leasing Company (TILC), a leading provider in North America of comprehensive rail industry services including railcar leasing, management, and administration.

Trinity's Railcar Leasing and Management Services Group provides flexible leasing and service options that allow customers to focus on their core businesses. TILC offers a variety of railcar leasing alternatives, including full service, net, and per diem leases on either new Trinity-manufactured railcars, or railcars from TILC's lease fleet. TILC also offers management and administrative services, including regulatory compliance, rail fleet optimization, asset and inventory management, and railcar maintenance and repair. Sales and marketing activities for all of Trinity's rail-related businesses are coordinated under *TrinityRail*, providing a single point of contact for customers seeking rail equipment and services.

TRINITY'S INLAND BARGE GROUP



Trinity's Inland Barge Group is comprised primarily of Trinity Marine Products, Inc., a leading U.S. manufacturer of barges used to transport cargo on U.S. inland waterways.

Trinity Marine Products manufactures dry cargo barges, including flat-deck and hopper barges that are used to transport a variety of products, including grain, coal, and aggregates. Trinity Marine Products also manufactures tank barges that carry petroleum, fertilizer, ethanol, chemicals, and other liquid cargoes. It is the largest U.S. manufacturer of fiberglass hopper barge covers used primarily on grain barges. Under the brand name Nabrico®, Trinity Marine Products provides a full line of deck hardware to the marine industry, including hatches, castings, and winches for towboats and dock facilities.

TRINITY'S ENERGY EQUIPMENT GROUP



Trinity's Energy Equipment Group includes leading manufacturers of structural wind towers and tank containers.

Trinity Structural Towers, Inc. is a leading manufacturer of structural wind towers for the wind energy industry in North America. Trinity Structural Towers has manufacturing facilities in the United States and Mexico, and partners with Trinity's trucking company to provide logistical support and transportation services that facilitate the delivery of structural wind towers to wind farms.

Trinity Containers, LLC is a leading manufacturer of tank containers in North America. The company's product lines include tanks for residential use, and specialized containers for a wide variety of products and applications.

Trinity Industries de Mexico, using the brand name TATSA, is a leading tank containers manufacturer in Mexico. Trinity Industries de Mexico also produces a variety of metal products for other Trinity businesses and external customers. Trinity Heads, Inc. produces tank heads for a variety of containers and railcars.

TRINITY'S CONSTRUCTION PRODUCTS GROUP



Trinity's Construction Products Group includes leading manufacturers of highway guardrail and crash cushions, truck-mounted attenuators, and flexible post delineators, as well as leading suppliers of aggregates and concrete in select markets within Texas and neighboring states.

Trinity Highway Products, LLC is a leading U.S. manufacturer of highway guardrail and crash cushions. Its product lines feature multiple proprietary products including end terminals, crash cushions, and a cable barrier guardrail system. Energy Absorption Systems, Inc. is also a leading provider of crash cushions, as well as truck-mounted attenuators, flexible post delineators, and other related transportation products.

Trinity Materials, Inc., a leading producer and distributor of aggregates, owns surface-mining operations in Texas, Arkansas, and Louisiana that produce sand, gravel, and limestone base. Transit Mix Concrete & Materials Company is a leading concrete and materials supplier in East Texas and Southwest Louisiana.

Exploring Opportunities for
NEW PRODUCTS



Steel Components

Trinity's forging and castings companies continued to expand their product lines during 2011 to include a wider variety of specialty steel castings and forged steel products.



Frac Tanks

During 2011, Trinity's tank containers company began manufacturing frac tanks to support industries requiring temporary liquid storage, primarily the oil and gas industries.



Galvanizing Services

Trinity expanded into the custom galvanizing business in 2011.



LETTER TO OUR SHAREHOLDERS

To streamline our annual report, the Chairman's letter to shareholders has been moved online. It can be found at: www.trin.net/shareholderletter

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-6903

Trinity Industries, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**75-0225040**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
2525 Stemmons Freeway, **Dallas, Texas** (Address of principal executive offices)	**75207-2401** (Zip Code)

Registrant's telephone number, including area code: **(214) 631-4420**

Securities Registered Pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common Stock ($1.00 par value)	**New York Stock Exchange, Inc.**

Securities registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ **Accelerated filer ☐** **Non-accelerated filer ☐** (Do not check if a smaller reporting company) **Smaller reporting company ☐**

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter (June 30, 2011) was $2,732.2 million.

At January 31, 2012 the number of shares of common stock outstanding was 80,202,358.

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the Registrant's definitive 2012 Proxy Statement.

TRINITY INDUSTRIES, INC.
FORM 10-K
TABLE OF CONTENTS

PART I

Item 1. *Business.*

General Development of Business. Trinity Industries, Inc. and its consolidated subsidiaries, ("Trinity", "Company", "we", or "our") headquartered in Dallas, Texas, is a multi-industry company that owns a variety of market-leading businesses which provide products and services to the industrial, energy, transportation, and construction sectors. Trinity was incorporated in 1933.

Trinity became a Delaware Corporation in 1987. Our principal executive offices are located at 2525 Stemmons Freeway, Dallas, Texas 75207-2401, our telephone number is 214-631-4420, and our Internet website address is www.trin.net.

Financial Information About Industry Segments. Financial information about our industry segments for the years ended December 31, 2011, 2010 and 2009 is presented in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Narrative Description of Business. As a multi-industry company, we manufacture and sell a variety of products through a number of product lines as follows:

- Railcars and railcar parts in addition to leasing railcars to our customers through our integrated business model, which includes a captive leasing business, Trinity Industries Leasing Company ("TILC").
- Inland barges
- Structural wind towers
- Highway products
- Concrete and aggregates
- Tank containers
- Steel parts and components.

We serve our customers through the following five business groups:

Rail Group. Through wholly-owned subsidiaries, our Rail Group is a leading manufacturer of freight railcars and tank cars in North America ("Trinity Rail Group" or "Rail Group"). Through our manufacturing facilities in the United States and Mexico, we provide a full complement of railcars used for transporting a wide variety of liquids, gases, and dry cargo.

Trinity Rail Group offers a complete array of railcar solutions to our customers. We manufacture a full line of railcars, including:

- *Auto Carrier Cars* — Auto carrier cars transport automobiles and a variety of other vehicles.
- *Box Cars* — Box cars transport products such as food products, auto parts, wood products, and paper.
- *Gondola Cars* — Rotary gondola cars are primarily used for coal service. Top-loading gondola cars transport a variety of other heavy bulk commodities such as scrap metals and steel products.
- *Hopper Cars* — Covered hopper cars carry cargo such as grain, distillers dried grain, dry fertilizer, plastic, cement, and sand. Open-top hoppers are most often used to haul coal and aggregates.
- *Intermodal Cars* — Intermodal cars transport intermodal containers and trailers, which are generally interchangeable among railcars, trucks, and ships.
- *Specialty Cars* — Specialty cars are designed to address the special needs of a particular industry or customer, such as waste-hauling gondolas, side dump cars, and pressure differential cars used to haul fine grain food products such as starch and flour.
- *Tank Cars* — Tank cars transport products such as liquefied petroleum products, alcohol and renewable fuels, liquid fertilizer, and food and grain products such as vegetable oil and corn syrup.

Our Rail Group manufactures the most diversified railcar product line available in North America, allowing us to capitalize on changing industry trends and developing market opportunities. We also manufacture and sell railcar components, from our plants in the United States and Mexico, used in manufacturing and repairing railcars, such as couplers, axles, and other devices, primarily for the North American market. We have two repair and coating facilities located in Texas.

Our customers include railroads, leasing companies, and industrial shippers of products, such as utilities, petrochemical companies, grain shippers, agricultural product companies, and major construction and industrial companies. We compete against five major railcar manufacturers in the North American market.

For the year ended December 31, 2011, we shipped approximately 14,065 railcars, or approximately 30% of total North American railcar shipments. As of December 31, 2011, our Rail Group backlog was approximately $2.6 billion, consisting of approximately 29,000 railcars, including approximately $621.9 million in orders from our Railcar Leasing and Management Services Group ("Leasing Group"). The total amount of orders in our backlog from the Leasing Group was supported by lease commitments with external customers.

We hold patents of varying duration for use in our manufacture of railcars and components. We believe patents offer a marketing advantage in certain circumstances. No material revenues are received from the licensing of these patents.

Railcar Leasing and Management Services Group. Our Railcar Leasing and Management Services Group is a leading provider in North America of comprehensive rail industry services. Through wholly-owned subsidiaries, primarily TILC, and a majority-owned subsidiary, TRIP Rail Holdings LLC ("TRIP Holdings"), we offer operating leases for tank cars and freight cars. TILC also offers management and administrative services. By providing leasing and management services, our Leasing Group is an important strategic resource that links our Rail Group with our customers. Trinity's Rail Group and TILC coordinate sales and marketing activities under the registered trade name *TrinityRail®*, thereby providing a single point of contact for railroads and shippers seeking rail equipment and services.

The railcars in our lease fleet are leased to industrial shippers and railroads. These companies operate in the petroleum, chemical, agricultural, and energy industries, among others. Substantially all of our railcars are manufactured by our Rail Group. The terms of our railcar leases generally vary from one to twenty years and provide for fixed monthly rentals. A small percentage of our fleet is leased on a per diem basis. As of December 31, 2011, the lease fleet of our wholly-owned subsidiaries included approximately 54,595 owned or leased railcars that were 99.3% utilized. Of this total, approximately 42,800 railcars were owned by TILC and approximately 11,795 railcars were financed in sale-leaseback transactions. In addition to our wholly-owned lease fleet, TRIP Holdings' lease fleet included approximately 14,350 owned railcars that were 99.9% utilized as of December 31, 2011.

In addition, we also manage railcar fleets on behalf of third parties. We believe our railcar fleet management services complement our leasing business by generating stable fee income, strengthening customer relationships, and enhancing the view of Trinity as a leading provider of railcar products and services.

Our railcar leasing businesses compete against a number of well-established entities that are also in the business of leasing railcars.

Construction Products Group. Through wholly-owned subsidiaries, our Construction Products Group produces concrete and aggregates and manufactures highway products as well as other steel products for infrastructure-related projects. Many of these lines of business are seasonal and revenues are impacted by weather conditions.

We are a leading producer and distributor of construction aggregates, including crushed stone, sand and gravel, asphalt rock, and specialty sands and gravel in several regions of Texas with smaller operations in Arkansas and Louisiana. Our aggregates customers are primarily other concrete producers, commercial and highway contractors, and state and local municipalities. We are also a leading supplier of ready mix concrete in certain areas of Texas and Southwest Arkansas. Our customers for concrete include contractors and subcontractors for residential, commercial and highway construction projects. We compete with ready mix concrete producers and aggregate producers located in the regions where we operate.

Our highway products businesses are leading U.S. manufacturers of highway products. We manufacture guardrail, crash cushions, and other protective barriers. The Federal Highway Administration, which determines which products are eligible for federal funds for highway projects, has approved most of our products as acceptable permanent and construction zone highway hardware according to requirements of the National Cooperative Highway Research Program.

Our crash cushions and other protective barriers include multiple proprietary products manufactured through various product license agreements with certain public and private research organizations and inventors. We hold patents and are a licensee for certain of our guardrail and end-treatment products, which enhances our competitive position for these products.

We sell highway products in Canada, Mexico, and all 50 of the United States. We compete against several national and regional guardrail manufacturers. We also export our proprietary highway products to more than 60 countries worldwide.

In addition, we provide hot-dip galvanizing services to manufacturers of fabricated steel materials from our production facilities in north Texas and manufacture a line of construction equipment for the mining industry.

Inland Barge Group. Through wholly-owned subsidiaries, our Inland Barge Group is a leading U.S. manufacturer of inland barges and fiberglass barge covers. We manufacture a variety of dry cargo barges, such as deck barges, and open or covered hopper barges that transport various commodities, such as grain, coal, and aggregates. We also manufacture tank barges used to transport liquid products. Our fiberglass reinforced lift covers are used primarily for grain barges. Our four barge manufacturing facilities are located along the United States inland river systems, allowing for rapid delivery to our customers. Our Inland Barge Group backlog as of December 31, 2011 was approximately $494.6 million.

Our primary Inland Barge customers are commercial marine transportation companies. Many companies have the capability to enter into, and from time to time do enter into, the inland barge manufacturing business. We strive to compete through operational efficiency, timely delivery, and quality products.

Energy Equipment Group. Through wholly-owned subsidiaries, our Energy Equipment Group manufactures structural wind towers, tank containers and tank heads for pressure vessels, tank heads for non-pressure vessels, LPG tanks, and utility, traffic, and lighting structures.

We are a leading manufacturer in North America of structural wind towers used in the wind energy market. These towers are manufactured in the United States and Mexico to customer specifications and installed by our customers. Our customers are generally turbine producers. Our structural wind towers backlog as of December 31, 2011 was approximately $934.3 million. Approximately $412.5 million of this backlog is involved in litigation filed by the Company against one of our structural wind tower customers for breach of contract by failing to comply with the customer's multi-year, contractual purchase obligations.

We are a leading manufacturer in North America of tank containers and tank heads for pressure and non-pressure vessels. We manufacture tanks in the United States and Mexico. We market a portion of our products in Mexico under the brand name of TATSA®. In 2011, we began manufacturing frac tanks to support industries requiring temporary liquid storage, primarily the oil and gas industry.

We manufacture tank heads, which are pressed metal components used in the manufacturing of many of our finished products, as well as pressure rated or non-pressure rated, depending on their intended use. We use a significant portion of the tank heads we manufacture in the production of our tank cars and containers. We also sell our tank heads to a broad range of other manufacturers. There is strong competition in the tank heads business.

We manufacture tanks that are used by industrial plants, utilities, residences, and small businesses in suburban and rural areas. We also manufacture fertilizer containers for bulk storage, farm storage, and the application and distribution of anhydrous ammonia. Our tank products range from nine-gallon tanks for motor fuel use to 1.8 million-gallon bulk storage spheres. We sell our tanks to dealers and large industrial users. In the United States we generally deliver the containers to our customers who install and fill the containers. Our competitors include large and small manufacturers of tanks.

We manufacture utility, traffic, and lighting structures, which are used principally by municipalities, and various other local and state governmental entities. We also manufacture transmission structures to be used in the erection of private and public electric transmission lines. These structures are manufactured in the United States and Mexico to customer specifications and installed by our customers.

There are a number of well-established entities that actively compete with us in the business of manufacturing energy equipment including several domestic and foreign manufacturers of structural wind towers for the North American market.

All Other. All Other includes our captive insurance and transportation companies; legal, environmental, and maintenance costs associated with non-operating facilities; other peripheral businesses; and the change in market valuation related to ineffective commodity hedges.

Foreign Operations. Trinity's foreign operations are primarily located in Mexico. Continuing operations included sales to foreign customers, primarily in Mexico, which represented 10.6%, 10.6%, and 7.3% of our consolidated revenues for the years ended December 31, 2011, 2010, and 2009, respectively. As of December 31, 2011 and 2010, we had approximately 3.3% and 3.5%, respectively, of our long-lived assets not held for sale located outside the United States.

We manufacture railcars, tank containers, tank heads, structural wind towers, utility structures, and other products at our Mexico facilities for local consumption as well as for export to the United States and other countries. Any material change in the quotas, regulations, or duties on imports imposed by the United States government and its agencies or on exports imposed by the government of Mexico or its agencies could adversely affect our operations in Mexico. Our foreign activities are also subject to various other risks of doing business in foreign countries, including currency fluctuations, political changes, changes in laws and regulations, social unrest, and economic instability. Although our operations have not been materially affected by any of these factors to date, any substantial disruption of business as it is currently conducted could adversely affect our operations at least in the short term.

Backlog. As of December 31, 2011 and 2010, our backlog was approximately as follows:

	As of December 31,	
	2011	**2010**
	(in millions)	
Rail Group		
External Customers	**$ 1,973.2**	$ 346.6
Leasing Group	**621.9**	111.0
	$ 2,595.1	$ 457.6
Inland Barge	**$ 494.6**	$ 508.0
Structural wind towers	**$ 934.3**	$ 1,000.0

For the twelve months ended December 31, 2011, the Company received orders for approximately 37,100 railcars including a supply agreement with GATX Corporation to deliver 12,500 railcars over a five-year period, significantly increasing the Company's Rail Group backlog. The total amount of orders in our backlog from the Leasing Group was supported by lease commitments with external customers. The final amount dedicated to the Leasing Group may vary by the time of delivery.

Approximately 55% of our railcar backlog is expected to be delivered in the 12 months ending December 31, 2012 with the remainder to be delivered from 2013 through 2016. The majority of our backlog for barges is expected to be delivered in the twelve months ending December 31, 2012. For multi-year barge orders, the deliveries for 2012 are included in the backlog at this time; deliveries beyond 2012 are not included in the backlog if specific production quantities for future years have not been determined. Approximately 28% of our backlog for structural wind towers is expected to be delivered in 2012 with the remainder of this backlog contracted for delivery in future years. Approximately $412.5 million of this backlog is involved in litigation filed by the Company against one of our structural wind tower customers for breach of contract by failing to comply with the customer's multi-year, contractual purchase obligations.

Marketing. We sell substantially all of our products and services through our own sales personnel operating from offices in multiple locations in the United States as well as Canada, Mexico, the United Kingdom, Singapore, and Sweden. We also use independent sales representatives to a limited extent.

Raw Materials and Suppliers.

Railcar Specialty Components and Steel. Products manufactured at our railcar manufacturing facilities require a significant supply of raw materials such as steel, as well as numerous specialty components such as brakes, wheels, axles, side frames, bolsters, and bearings. Specialty components and steel purchased from third parties comprise approximately 60% of the production cost of each railcar. Although the number of alternative suppliers of specialty components has declined in recent years, at least two suppliers continue to produce most components. However, any unanticipated interruption in the supply chain of specialty components would have an impact on both our margins and production schedules.

The principal material used in our Rail, Inland Barge, and Energy Equipment Groups is steel. During 2011, the supply of steel was sufficient to support our manufacturing requirements. Market steel prices continue to exhibit short periods of volatility and ended 2011 significantly higher than 2010. Steel prices may continue to be volatile in part as a result of scrap surcharges assessed by steel mills and other market factors. We often use contract-specific purchasing practices, existing supplier commitments, contractual price escalation provisions, and other arrangements with our customers, to mitigate the effect of this volatility on our operating profits for the year.

In general, we believe there is enough capacity in the supply industry to meet current production levels. We believe the existing contracts and other relationships we have in place will meet our current production forecasts. However, any unanticipated interruption in our supply chain could have an adverse impact on both our margins and production schedules.

Aggregates. Aggregates can be found throughout the United States, and many producers exist nationwide. However, as a general rule, shipments from an individual quarry are limited in geographic scope because the cost of transporting processed aggregates to customers is high in relation to the value of the product itself. We operate 12 mining facilities strategically located in Texas, Arkansas, and Louisiana to fulfill some of our needs for aggregates.

Cement. Cement required for the concrete and aggregates business is received primarily from Texas. In 2011, the supply of cement was sufficient in our markets to meet demand. We have not experienced difficulties supplying concrete to our customers.

Employees. The following table presents the approximate headcount breakdown of employees by business group:

Business Group	December 31, 2011
Rail Group	5,060
Construction Products Group	1,800
Inland Barge Group	2,040
Energy Equipment Group	3,820
Railcar Leasing and Management Services Group	130
All Other	300
Corporate	240
	13,390

As of December 31, 2011, approximately 8,150 employees were employed in the United States and approximately 5,240 employees were employed in Mexico.

Acquisitions and Divestitures. See Note 2 of the Notes to Consolidated Financial Statements.

Environmental Matters. We are subject to comprehensive federal, state, local, and foreign environmental laws and regulations relating to the release or discharge of materials into the environment; the management, use, processing, handling, storage, transport, and disposal of hazardous and non-hazardous waste and materials; and other activities relating to the protection of human health and the environment. Such laws and regulations not only expose us to liability for our own acts, but also may expose us to liability for the acts of others or for our actions which were in compliance with all applicable laws at the time such actions may have been taken. In addition, such laws may require significant expenditures to achieve compliance, and are frequently modified or revised to impose new obligations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Our operations that involve hazardous materials also raise potential risks of liability under common law.

Environmental operating permits are, or may be, required for our operations under these laws and regulations. These operating permits are subject to modification, renewal, and revocation. We regularly monitor and review our operations, procedures, and policies for compliance with our operating permits and related laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of our businesses, as it is with other companies engaged in similar businesses. We believe that our operations and facilities, whether owned, managed, or leased, are in substantial compliance with applicable environmental laws and regulations and that any non-compliance is not likely to have a material adverse effect on our operations or financial condition.

However, future events, such as changes in, or modified interpretations of, existing environmental laws and regulations or enforcement policies, or further investigation or evaluation of the potential health hazards associated with our products, business activities, or properties, may give rise to additional compliance and other costs that could have a material adverse effect on our financial condition and operations.

In addition to environmental laws, the transportation of commodities by railcar or barge raises potential risks in the event of a derailment, spill, or other accident. Generally, liability under existing law in the United States for a derailment, spill, or other accident depends on the negligence of the party, such as the railroad, the shipper, or the manufacturer of the barge, railcar, or its components. However, under certain circumstances strict liability concepts may apply.

Governmental Regulation.

Railcar Industry. The primary regulatory and industry authorities involved in the regulation of the railcar industry are the United States Environmental Protection Agency; the Research and Special Programs Administration and the Federal Railroad Administration, both divisions of the United States Department of Transportation; and the Association of American Railroads.

These organizations establish rules and regulations for the railcar industry and rail interchange, including construction specifications and standards for the design and manufacture of railcars and railcar parts; mechanical, maintenance, and related standards for railcars; safety of railroad equipment, tracks, and operations; and packaging and transportation of hazardous or toxic materials.

We believe that our operations are in substantial compliance with these regulations. We cannot predict whether any future changes in these rules and regulations could cause added compliance costs that could have a material adverse effect on our financial condition or operations.

Inland Barge Industry. The primary regulatory and industry authorities involved in the regulation of the inland barge industry are the United States Coast Guard; the United States National Transportation Safety Board; the United States Customs Service; the Maritime Administration of the United States Department of Transportation; and private industry organizations such as the American Bureau of Shipping. These organizations establish safety criteria, investigate vessel accidents, and recommend improved safety standards. Violations of these laws and related regulations can result in substantial civil and criminal penalties as well as injunctions curtailing operations.

We believe that our operations are in substantial compliance with applicable laws and regulations. We cannot predict whether future changes that affect compliance costs would have a material adverse effect on our financial condition and operations.

Highway Products. The primary regulatory and industry authorities involved in the regulation of highway products business are the United States Department of Transportation, the Federal Highway Administration, and various state highway departments.

These organizations establish certain standards and specifications related to the manufacture of our highway products. If our products were found not to be in compliance with these standards and specifications, we would be required to re-qualify our products for installation on state and national highways.

We believe that our highway products are in substantial compliance with all applicable standards and specifications. We cannot predict whether future changes in these standards and specifications would have a material adverse effect on our financial condition and operations.

Occupational Safety and Health Administration and Similar Regulations. Our operations are subject to regulation of health and safety matters by the United States Occupational Safety and Health Administration and the United States Mine Safety and Health Administration. We believe that we employ appropriate precautions to protect our employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims that may be asserted against us for work-related illnesses or injury and the further adoption of occupational and mine safety and health regulations in the United States or in foreign jurisdictions in which we operate could increase our operating costs. While we do not anticipate having to make material expenditures in order to remain in substantial compliance with health and safety laws and regulations, we are unable to predict the ultimate cost of compliance. Accordingly, there can be no assurance that we will not become involved in future litigation or other proceedings or if we were found to be responsible or liable in any litigation or proceeding, that such costs would not be material to us.

Other Matters. To date, we have not suffered any material shortages with respect to obtaining sufficient energy supplies to operate our various plant facilities or transportation vehicles. Future limitations on the availability or consumption of petroleum products, particularly natural gas for plant operations and diesel fuel for vehicles, could have a material adverse effect upon our ability to conduct our business. The likelihood of such an occurrence or its duration, and its ultimate effect on our operations, cannot be reasonably predicted at this time.

Executive Officers of the Company.

The following table sets forth the names and ages of all of our executive officers and other corporate officers, their positions and offices presently held by them, the year each person first became an officer, and the term of each person's office:

Name	Age	Office	Officer Since	Term Expires
Timothy R. Wallace*	58	Chairman, Chief Executive Officer, and President	1985	May 2012
James E. Perry*	40	Senior Vice President and Chief Financial Officer	2005	May 2012
Antonio Carrillo*	45	Senior Vice President and Group President	2010	May 2012
William A. McWhirter II*	47	Senior Vice President and Group President	2005	May 2012
D. Stephen Menzies*	56	Senior Vice President and Group President	2001	May 2012
S. Theis Rice*	61	Senior Vice President, Human Resources and Chief Legal Officer	2002	May 2012
Madhuri A. Andrews	45	Vice President, Information Technology	2008	May 2012
Donald G. Collum	63	Vice President and Chief Audit Executive	2005	May 2012
Virginia C. Gray, Ph.D.	52	Vice President, Organizational Development	2007	May 2012
Mary E. Henderson*	53	Vice President, Chief Accounting Officer, and Controller	2009	May 2012
John M. Lee	51	Vice President, Business Development	1994	May 2012
Gail M. Peck	44	Vice President and Treasurer	2010	May 2012
Heather Perttula Randall	38	Vice President, Legal Affairs and Government Relations	2011	May 2012
Jared S. Richardson	39	Associate General Counsel and Secretary	2010	May 2012

*Executive officer subject to reporting requirements under Section 16 of the Securities Exchange Act of 1934.

Ms. Andrews joined Trinity in 2008 as Vice President, Information Technology. Since January 2002, she led the information technology organization for Maxim Integrated Products, Inc., a major semiconductor design and manufacturing company.

Mr. Carrillo joined Trinity in 1996 as Vice President of Operations of Trinity Industries de Mexico and in 1999 became the President of Trinity Industries de Mexico. In 2005, he was named President of Trinity's Energy Equipment Group. In 2009, Mr. Carrillo was named Group President of the Energy Equipment Group and in 2010 was named Vice President. He was elected Senior Vice President in 2011. Mr. Carrillo retains responsibility for Trinity's operations in Mexico.

Dr. Gray joined Trinity in 2007 and was appointed Vice President, Organizational Development. Prior to that, she was President of Vehicles of Change, a consulting firm focused on improving organizational effectiveness.

Ms. Henderson joined the Company in 2003 as Director of Financial Reporting. She was named Assistant Controller in 2005 and Controller in 2009. In 2010, Ms. Henderson was elected Vice President, Chief Accounting Officer, and Controller.

Mr. McWhirter joined the Company in 1985 and held various accounting positions until 1992, when he became a business group officer. In 1999, he was elected to a corporate position as Vice President for Mergers and Acquisitions. In 2001, he was named Executive Vice President of a business group. In March 2005, he became Vice President and Chief Financial Officer and in 2006, Senior Vice President and Chief Financial Officer. In 2010, Mr. McWhirter was named Senior Vice President and Group President of the Construction Products and Inland Barge Groups.

Mr. Menzies joined Trinity in 2001 as President of Trinity Industries Leasing Company. In 2006, he became Senior Vice President and Group President for *TrinityRail*®.

Ms. Peck joined Trinity in 2010 as Treasurer and was appointed Vice President and Treasurer in 2011. Prior to joining Trinity, she worked for Centex Corporation, one of the nation's largest publicly-traded homebuilders, from 2001 to 2009, most recently serving as Vice President and Treasurer since 2004.

Mr. Perry joined Trinity in 2004 and was appointed Treasurer in April 2005. Mr. Perry was named a Vice President of Trinity in 2006 and appointed its Vice President, Finance in 2007. In 2010, Mr. Perry was appointed Chief Financial Officer and in 2011 was elected Senior Vice President and Chief Financial Officer.

Ms. Randall joined the Company in 2005 as Chief Counsel of *TrinityRail.* In 2006, she became Deputy General Counsel in charge of litigation for Trinity. In 2011, Ms. Randall was elected Vice President, Legal Affairs and Government Relations.

Mr. Rice joined the Company in 1991 and held various legal and business positions until 2005, when he was elected Vice President and Chief Legal Officer. He was named Senior Vice President, Human Resources and Chief Legal Officer in 2011.

Mr. Richardson joined the Company in 2010 as Associate General Counsel and Secretary. From 2004 to 2009, he handled corporate governance and secretary matters for Energy Future Holdings Corp. (formerly TXU Corp.), a company engaged in the generation, sale, transmission, and distribution of electricity.

Messrs. Wallace, Collum, and Lee have been in full time employment of Trinity or its subsidiaries for more than five years and have performed essentially the same respective duties during such time.

Item 1A. *Risk Factors.*

There are risks and uncertainties that could cause our actual results to be materially different from those mentioned in forward-looking statements that we make from time to time in filings with the Securities and Exchange Commission ("SEC"), news releases, reports, proxy statements, registration statements, and other written communications, as well as oral forward-looking statements made from time to time by representatives of our Company. All known material risks and uncertainties are described below. The cautionary statements below discuss important factors that could cause our business, financial condition, operating results, and cash flows to be materially adversely affected. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements contained herein. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

Volatility in the global financial markets may adversely affect our business and operating results. During periods of volatility in the global financial markets, certain of our customers could delay or otherwise reduce their purchases of railcars, barges, wind towers, and other products and services. If negative conditions in the global credit markets prevent our customers' access to credit, product order volumes may decrease which could result in lower revenues. Likewise, if our suppliers face challenges in obtaining credit, in selling their products, or otherwise in operating their businesses, they may become unable to continue to offer the materials we purchase from them to manufacture our products. These actions could result in reductions in our revenues, increased price competition, or increased operating costs, which could adversely affect our business results of operations and financial condition.

Our backlog is not necessarily indicative of the level of our future revenues due to potential impacts from negative global economic conditions that may lead to raw materials and supplies shortages or requests for deferred deliveries of orders in our backlog. The lack of stability in the global economy, prevailing conditions in the global credit markets, volatility in the industries our products serve, changes in legislative policy, adverse changes in the financial condition of our customers for manufactured or leased products, adverse changes in the availability of raw materials and supplies, or un-remedied contract breaches could possibly lead to cancellations of orders in our backlog or increased requests for deferred deliveries of our backlog orders, which could adversely affect our cash flows and results of operations. Our manufacturing backlog represents future production for which we have written orders from our customers for delivery in various periods, and estimated potential revenue attributable to those orders.

The cyclical nature of our business results in lower revenues during economic downturns. We operate in cyclical industries. Downturns in overall economic conditions usually have a significant adverse effect on cyclical industries due to decreased demand for new and replacement products. Decreased demand could result in lower sales volumes, lower prices, and/or a loss of profits. The railcar, barge, and wind energy industries have previously experienced deep down cycles and at such times operated with a minimal backlog.

Following a period of weak railcar demand that began in 2009, new orders for railcars improved significantly in 2011 due to increased demand for the shipment of commodities, replacement of older railcars, and federal tax benefits received from taking delivery of railcars in 2011 and 2012. Orders for structural wind towers have been slow since mid-2008 when energy development companies encountered tightened credit markets, lower demand for electricity and heightened competition arising from declining natural gas prices. The continued slowdown in the residential and commercial construction markets negatively impacted the results of our Construction Products Group as well. We continually assess our manufacturing capacity and take steps to align our production capacity with demand for our products. As a result of our assessment, we adapted to the rapid decline in market conditions that began in 2009 by reducing our production footprint and staffing levels and causing certain facilities to be on non-operating status. Due to improvements in demand, we increased production staff at certain facilities in late 2010 and during 2011. We expect that facilities on non-operating status will be available for future operations to the extent that demand further increases.

Litigation claims could increase our costs and weaken our financial condition. We are currently, and may from time to time be, involved in various claims or legal proceedings arising out of our operations. Adverse outcomes in some or all of these matters could result in judgments against us for significant monetary damages that could increase our costs and weaken our financial condition. We seek contractual recourse and indemnification in the ordinary course of business, maintain reserves for reasonably estimable liability, and purchase liability insurance at coverage levels based upon commercial norms in our industries in an effort to mitigate our liability exposures. Nevertheless, our reserves may be inadequate to cover the uninsured portion of claims or judgments. Any such claims or judgments could have a material adverse effect on our business, operations, or overall financial condition.

Increases in the price and demand for steel could lower our margins and profitability. The principal material used in our Rail, Inland Barge, and Energy Equipment Groups is steel. During 2011, the supply of steel was sufficient to support our manufacturing requirements. Market steel prices continue to exhibit short periods of volatility and ended 2011 significantly higher than 2010. Generally, we are able to mitigate the majority of this volatility through contract-specific purchasing practices and existing supplier commitments. Steel prices may continue to be volatile in part as a result of scrap surcharges assessed by steel mills and other market factors. We often use contract-specific purchasing practices, existing supplier commitments, contractual price escalation provisions, and other arrangements with our customers, to mitigate the effect of this volatility on our operating profits for the year.

In general, we believe there is enough capacity in the supply industry to meet current production level demands. We believe the existing contracts and commercial relationships we have in place will meet our current production forecasts. However, any unanticipated interruption in our supply chain could have an adverse impact on both our margins and production schedules.

We have potential exposure to environmental liabilities, which may increase costs and lower profitability. We are subject to comprehensive federal, state, local, and foreign environmental laws and regulations relating to the release or discharge of materials into the environment; the management, use, processing, handling, storage, transport, and disposal of hazardous and non-hazardous waste and materials; and other activities relating to the protection of human health and the environment. Such laws and regulations not only expose us to liability for our own acts, but also may expose us to liability for the acts of others or for our actions which were in compliance with all applicable laws at the time these actions were taken. In addition, such laws may require significant expenditures to achieve compliance, and are frequently modified or revised to impose new obligations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Our operations that involve hazardous materials also raise potential risks of liability under common law.

Environmental operating permits are, or may be, required for our operations under these laws and regulations. These operating permits are subject to modification, renewal, and revocation. We regularly monitor and review our operations, procedures, and policies for compliance with our operating permits and related laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of our businesses, as it is with other companies engaged in similar businesses. We believe that our operations and facilities, whether owned, managed, or leased, are in substantial compliance with applicable environmental laws and regulations and that any non-compliance is not likely to have a material adverse effect on our operations or financial condition.

However, future events, such as changes in, or modified interpretations of, existing environmental laws and regulations or enforcement policies, or further investigation or evaluation of the potential health hazards associated with our products, business activities, or properties, may give rise to additional compliance and other costs that could have a material adverse effect on our financial condition and operations.

In addition to environmental laws, the transportation of commodities by railcar or barge raises potential risks in the event of a derailment, spill, or other accident. Generally, liability under existing law in the United States for a derailment, spill, or other accident depends on the negligence, if any, of the party, such as the railroad, the shipper, or the manufacturer of the barge, railcar, or its components. However, under certain circumstances strict liability concepts may apply.

We operate in highly competitive industries. We may not be able to sustain our market leadership positions which may impact our financial results. We face aggressive competition in all geographic markets and each industry sector in which we operate. In addition to price, we face competition in product performance and technological innovation, quality, reliability of delivery, customer service, and other factors. This competition is often intense, the effects of which could reduce our revenues and operating profits, limit our ability to grow, increase pricing pressure on our products, and otherwise affect our financial results.

The limited number of customers in certain of our businesses, the variable purchase patterns of our customers in all our segments, and the timing of completion, delivery, and customer acceptance of orders may cause our revenues and income from operations to vary substantially each quarter, which would result in significant fluctuations in our quarterly results. Some of the markets we serve are dominated by a limited number of customers. Customers in each of our business segments do not purchase a similar volume of products each year nor make purchases consistently from year to year. As a result, the order levels for our products have varied significantly from quarterly period to quarterly period in the past and may continue to vary significantly in the future. Therefore, our results of operations in any particular quarterly period may be significantly affected. As a result of these quarterly fluctuations, we believe that comparisons of our sales and operating results between quarterly periods may not be meaningful and should not be relied upon as indicators of future performance.

If we are unable to obtain refinancing for existing debt as it matures or if our railcar leasing subsidiary is unable to obtain acceptable long-term financing of its railcar lease fleet, our lenders may foreclose on the portion of our lease fleet that secures our warehouse facility. In general, the ability to refinance maturing debt is significant to our leasing group's operations. TILC, our wholly-owned captive leasing subsidiary, uses borrowings under a non-recourse warehouse facility to initially finance the railcars it purchases from our rail manufacturing business. Trinity Rail Leasing Warehouse Trust ("TRLWT"), a qualified subsidiary of TILC, is the borrower under the warehouse facility. Borrowings under the warehouse facility are available through February 2013, and, any amounts outstanding at maturity, absent renewal, will be payable in three equal installments in August 2013, February 2014, and August 2014.

As of December 31, 2011, there was $308.5 million of indebtedness outstanding and $166.5 million was available under the TILC warehouse loan facility. Borrowings under the warehouse facility are secured by the specific railcars financed by such borrowings and the underlying leases. A decline in the value of the railcars securing borrowings under the warehouse facility or in the creditworthiness of the lessees under the associated leases could reduce TRLWT's ability to obtain long-term financing for such railcars. Additionally, fluctuations in interest rates from the time TRLWT purchases railcars with short-term borrowings under the warehouse facility and the time TRLWT obtains permanent financing for such railcars could decrease our profitability on the leasing of the railcars and could have an adverse impact on our financial results. If TRLWT is unable to obtain long-term financing to replace borrowings under the warehouse facility, the lenders under the warehouse facility may foreclose on the portion of TRLWT's lease fleet pledged to secure its loan facility, which foreclosure, if a significant number of railcars is affected, could result in the loss of a significant amount of TRLWT's assets.

We may be unable to re-market railcars from expiring leases on favorable terms, which could result in lower lease utilization percentages and reduced revenues. The profitability of our railcar leasing business is dependent in part on our ability to re-lease or sell railcars we own upon the expiration of existing lease terms, or upon lease defaults or bankruptcy filings by third party lessees. Our ability to re-lease or sell leased railcars profitably is dependent upon several factors, including, among others:

- the cost of and demand for leases or ownership of newer or specific use models;
- the availability in the market generally of other used or new railcars;
- the degree of obsolescence of leased railcars;
- the prevailing market and economic conditions, including the availability of credit, interest rates, and inflation rates;
- the demand for refurbishment;
- the cost of materials and labor;
- the volume of railcar traffic; and
- the volume and nature of railcar loadings.

A downturn in the industries in which our lessees operate and decreased demand for railcars could also increase our exposure to re-marketing risk because lessees may demand shorter lease terms or newer railcars, requiring us to re-market leased railcars more frequently. Furthermore, the resale market for previously leased railcars has a limited number of potential buyers. Our inability to re-lease or sell leased railcars on favorable terms could result in lower lease rates, lower lease utilization percentages and reduced revenues.

Fluctuations in the price and supply of specialty and other component parts used in the production of our railcar-related and structural wind towers products could have a material adverse effect on our ability to cost-effectively manufacture and sell our products. In some instances, we rely on a limited number of suppliers for certain components needed in our production. A significant portion of our business depends on the adequate supply of numerous specialty and other parts and components at competitive prices such as brakes, wheels, side frames, bolsters, and bearings for the railcar business, as well as flanges for the wind towers business. Our manufacturing operations depend in part on our ability to obtain timely deliveries of materials, parts, and components in acceptable quantities and quality from our suppliers. Certain parts and components of our products are currently available from a limited number of suppliers (though generally a minimum of two suppliers continue to produce the parts and components we use in our products), and as a result, we may have limited control over pricing, availability, and delivery schedules. While we endeavor to be diligent in contractual relationships with our suppliers, if we are unable to purchase a sufficient quantity on a timely basis, we could face disruptions in our production and incur delays while we attempt to engage alternative suppliers. Any such disruption could harm our business and adversely impact our results of operations.

Reductions in the availability of energy supplies or an increase in energy costs may increase our operating costs. We use various gases, including natural gas, at our manufacturing facilities and use diesel fuel in vehicles to transport our products to customers and to operate our plant equipment. An outbreak or escalation of hostilities between the United States and any foreign power and, in particular, prolonged conflicts could result in a real or perceived shortage of petroleum and/or natural gas, which could result in an increase in the cost of natural gas or energy in general. Hurricanes or other natural disasters could result in a real or perceived shortage of petroleum and/or natural gas potentially resulting in an increase in natural gas prices or general energy costs. Speculative trading in energy futures in the world markets could also result in an increase in natural gas and general energy cost. Future limitations on the availability or consumption of petroleum products and/or an increase in energy costs, particularly natural gas for plant operations and diesel fuel for vehicles and plant equipment, could have an adverse effect upon our ability to conduct our business cost effectively.

Our manufacturer's warranties expose us to product replacement and repair claims. Depending on the product, we warrant against manufacturing defects due to our workmanship and certain materials pursuant to express limited contractual warranties. Accordingly, we may be subject to significant warranty claims in the future such as multiple claims based on one defect repeated throughout our production process or claims for which the cost of repairing or replacing the defective part, component or material is highly disproportionate to the original cost. These types of warranty claims could result in costly product recalls, significant repair or replacement costs, and damage to our reputation.

Increasing insurance claims and expenses could lower profitability and increase business risk. The nature of our business subjects us to product liability, property damage, and personal injury claims, especially in connection with the repair and manufacture of products that transport hazardous, toxic, or volatile materials. We maintain reserves for reasonably estimable liability claims and liability insurance coverage at levels based upon commercial norms in the industries in which we operate and our historical claims experience. Over the last several years, insurance carriers have raised premiums for many companies operating in our industries. Increased premiums may further increase our insurance expense as coverage expires or otherwise cause us to raise our self-insured retention. If the number or severity of claims within our self-insured retention increases, we could suffer costs in excess of our reserves. An unusually large liability claim or a string of claims based on a failure repeated throughout our production process may exceed our insurance coverage or expose us to the entire damages judgment if we were unable or elected not to insure against certain hazards because of high premiums or other reasons. In addition, the availability of, and our ability to collect on, insurance coverage is often subject to factors beyond our control. Moreover, any accident or incident involving us, even if we are fully insured, contractually indemnified, or not held to be liable, could negatively affect our reputation among customers and the public, thereby making it more difficult for us to compete effectively, and could significantly affect the cost and availability of insurance in the future.

Risks related to our operations outside of the United States, particularly Mexico, could decrease our profitability. Our operations outside of the United States are subject to the risks associated with cross-border business transactions and activities. Political, legal, trade, economic change or instability, unrestrained criminal activities, or social unrest could limit or curtail our respective foreign business activities and operations, including the ability to hire and retain employees. There has been a significant increase in violence in Mexico associated with the Mexican government's attempts to stop illegal drug trafficking. We have not, to date, been materially affected by any of these risks, but we cannot predict the likelihood of future effects from such risks or any resulting adverse impact on our business, results of operations or financial condition. Many items manufactured by us in Mexico are sold primarily in the U.S. and the transportation and import of such products may be disrupted. Some foreign countries where we operate have regulatory authorities that regulate railroad safety, railcar and railcar component part design, performance, and manufacture of equipment used on their railroad systems. If we fail to obtain and maintain certifications of our railcars and railcar parts and components within the various foreign countries where we operate, we may be unable to market and sell our railcars, parts, and components in those countries. In addition, unexpected changes in regulatory requirements; tariffs and other trade barriers, including regulatory initiatives for buying goods produced in America; more stringent rules relating to labor or the environment; adverse tax consequences; and price exchange controls could limit operations and make the manufacture and distribution of our products difficult. Furthermore, any material change in the quotas, regulations, or duties on imports imposed by the United States government and agencies, or on exports by the government of Mexico or its agencies, could affect our ability to export products that we manufacture in Mexico. Because we have operations outside the United States, we could be adversely affected by final judgments of non-compliance with the U.S. Foreign Corrupt Practices Act and similar anti-corruption laws of other countries.

Equipment failures or extensive damage to our facilities, including as might occur as a result of natural disasters, could lead to production or service curtailments or shutdowns, loss of revenue or higher expenses. We operate a substantial amount of equipment at our production facilities, several of which are situated in tornado and hurricane zones and on the nation's navigable waterways. An interruption in production capabilities or maintenance and repair capabilities at our facilities, as a result of equipment failure or acts of nature could reduce or prevent our production, service, or repair of our products and increase our costs and expenses. A halt of production at any of our manufacturing facilities could severely affect delivery times to our customers. While we maintain business recovery plans that are intended to allow us to recover from natural disasters that could disrupt our business, we cannot provide assurances that our plans would fully protect us from the effects of all such disasters. In addition, insurance may not adequately compensate us for any losses incurred as a result of natural or other disasters. Any significant delay in deliveries could result in cancellation of all or a portion of our orders, cause us to lose future sales, and negatively affect our reputation and our results of operations.

Because we do not have employment contracts with our key management employees, we may not be able to retain their services in the future. Our success depends on the continued services of our key management employees, none of whom currently have an employment agreement with us. Although we have historically been successful in retaining the services of our key management, we may not be able to do so in the future. The loss of the services of one or more key members of our management team could result in increased costs associated with attracting and retaining a replacement and could disrupt our operations and result in a loss of revenues.

Repercussions from terrorist activities or armed conflict could harm our business. Terrorist activities, anti-terrorist efforts, and other armed conflict involving the United States or its interests abroad may adversely affect the United States and global economies, potentially preventing us from meeting our financial and other obligations. In particular, the negative impacts of these events may affect the industries in which we operate. This could result in delays in or cancellations of the purchase of our products or shortages in raw materials, parts, or components. Any of these occurrences could have a material adverse impact on our operating results, revenues, and costs.

Violations of or changes in the regulatory requirements applicable to the industries in which we operate may increase our operating costs. We are subject to extensive regulation by governmental regulatory and industry authorities. Our railcar operations are subject to regulation by the United States Environmental Protection Agency; the Research and Special Programs Administration and the Federal Railroad Administration, both divisions of the United States Department of Transportation; and the Association of American Railroads. These organizations establish rules and regulations for the railcar industry and rail interchange, including construction specifications and standards for the design and manufacture of railcars; mechanical, maintenance, and related standards for railcars; safety of railroad equipment, tracks, and operations; and packaging and transportation of hazardous or toxic materials. Future changes that affect compliance costs may have a material adverse effect on our financial condition and operations.

Our Inland Barge operations are subject to regulation by the United States Coast Guard; the United States National Transportation Safety Board; the United States Customs Service; the Maritime Administration of the United States Department of Transportation; and private industry organizations such as the American Bureau of Shipping. These organizations establish safety criteria, investigate vessel accidents and recommend improved safety standards. Violations of these laws and related regulations can result in substantial civil and criminal penalties as well as injunctions curtailing operations.

Our Construction Products Group business is subject to regulation by the United States Department of Transportation, the Federal Highway Administration, and various state highway departments. These organizations establish certain standards and specifications related to the manufacture of our highway products. If our products were found to be not in compliance with these standards and specifications, we would be required to re-qualify our products for installation on state and national highways.

Our operations are also subject to regulation of health and safety matters by the United States Occupational Safety and Health Administration and the United States Mine Safety and Health Administration. We believe that we employ appropriate precautions to protect our employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims that may be asserted against us for work-related illnesses or injury, and the further adoption of occupational and mine safety and health regulations in the United States or in foreign jurisdictions in which we operate could increase our operating costs. We are unable to predict the ultimate cost of compliance with these health and safety laws and regulations. Accordingly, there can be no assurance that we will not become involved in future litigation, investigations, or other proceedings or if we were found to be responsible or liable in any litigation, investigations, or proceedings, that such costs would not be material to us.

Some of our customers place orders for our products in reliance on their ability to access government subsidies in the form of early tax benefits or tax credits such as accelerated depreciation or the production tax credit for renewable energy. There is no assurance that the United States government will reauthorize, modify, or otherwise not allow the expiration of such early tax benefits or tax credits, and in cases where such subsidies are materially modified to reduce the available early benefit or credit, or otherwise allowed to expire, the demand for our products could decrease, thereby creating the potential for a material adverse effect on our financial condition or results of operations.

We may be required to reduce the value of our long-lived assets and/or goodwill, which would weaken our financial results. We periodically evaluate for potential impairment the carrying values of our long-lived assets to be held and used. The carrying value of a long-lived asset to be held and used is considered impaired when the carrying value is not recoverable through undiscounted future cash flows and the fair value of the asset is less than the carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved or market quotes as available. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced commensurate with the estimated cost to dispose of the assets. In addition, goodwill is required to be tested for impairment annually, or on an interim basis, whenever events or circumstances change, indicating that the carrying amount of the goodwill might be impaired. Due to an overall market decline for products in the Rail Group during the second quarter of 2009, we recorded a goodwill impairment charge of $325.0 million. Impairment losses related to reductions in the value of our long-lived assets or our goodwill could weaken our financial condition and results of operations.

We may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates. We are exposed to risks associated with fluctuations in interest rates and changes in foreign currency exchange rates. We seek to minimize these risks, when considered appropriate, through the use of interest rate hedges and similar financial instruments and other activities, although these measures may not be implemented or effective. Any material and untimely changes in interest rates or exchange rates could result in significant losses to us.

Railcars as a significant mode of transporting freight could decline, become more efficient over time, experience a shift in types of modal transportation, and/or certain railcar types could become obsolete. As the freight transportation markets we serve continue to evolve and become more efficient, the use of railcars may decline in favor of other more economic transportation modalities. Features and functionality specific to certain railcar types could result in those railcars becoming obsolete as customer requirements for freight delivery change.

Business, regulatory, and legal developments regarding climate change may affect the demand for our products or the ability of our critical suppliers to meet our needs. The Company has followed the current debate over climate change in general, and the related science, policy discussion, and prospective legislation. Additionally, the potential challenges and opportunities for the Company that climate change policy and legislation may pose have been reviewed. However, any such challenges or opportunities are heavily dependent on the nature and degree of climate change legislation and the extent to which it applies to our industries. At this time, the Company cannot predict the ultimate impact of climate change and climate change legislation on the Company's operations or opportunities. Potential opportunities could include greater demand for wind towers and certain types of railcars, while potential challenges could include decreased demand for certain types of railcars and higher energy costs. Further, when or if these impacts may occur cannot be assessed until scientific analysis and legislative policy are more developed and specific legislative proposals begin to take shape.

Changes in accounting standards or inaccurate estimates or assumptions in the application of accounting policies could adversely affect our financial results. Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Some of these policies require use of estimates and assumptions that may affect the reported value of our assets or liabilities and financial results and are critical because they require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain. Accounting standard setters and those who interpret the accounting standards (such as the Financial Accounting Standards Board, the Securities and Exchange Commission, and our independent registered public accounting firm) may amend or even reverse their previous interpretations or positions on how these standards should be applied. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For a further discussion of some of our critical accounting policies and standards and recent accounting changes, see Critical Accounting Policies and Estimates in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 1 Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements.

Shortages of skilled labor could adversely impact our operations. We depend on skilled labor in the manufacture and repair of our products. Some of our facilities are located in areas where demand for skilled laborers may exceed supply. Shortages of some types of skilled laborers such as welders could restrict our ability to maintain or increase production rates and could increase our labor costs.

Some of our employees belong to labor unions and strikes or work stoppages could adversely affect our operations. We are a party to collective bargaining agreements with various labor unions at some of our operations in the U.S. and all of our operations in Mexico. Disputes with regard to the terms of these agreements or our potential inability to negotiate acceptable contracts with these unions in the future could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. We cannot be assured that our relations with our workforce will remain positive or that union organizers will not be successful in future attempts to organize at some of our facilities. If our workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized, or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs. In addition, we could face higher labor costs in the future as a result of severance or other charges associated with lay-offs, shutdowns or reductions in the size and scope of our operations or difficulties of restarting our operations that have been temporarily shuttered.

From time to time we may take tax positions that the Internal Revenue Service may contest. We have in the past and may in the future take tax positions that the Internal Revenue Service ("IRS") may contest. Effective with the 2011 tax return, we are required by a new IRS regulation to disclose particular tax positions, taken after the effective date, to the IRS as part of our tax returns for that year and future years. If the IRS successfully contests a tax position that we take, we may be required to pay additional taxes or fines that may adversely affect our results of operations and financial position.

Additional Information. Our Internet website address is www.trin.net. Information on the website is available free of charge. We make available on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments thereto, as soon as reasonably practicable after such material is filed with, or furnished to, the SEC. The contents of our website are not intended to be incorporated by reference into this report or in any other report or document we file and any reference to our website is intended to be an inactive textual reference only.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

We principally operate in various locations throughout the United States and in Mexico. Our facilities are considered to be in good condition, well maintained, and adequate for our purposes.

	Approximate Square Feet		Approximate Square Feet Located In	
	Owned	Leased	US	Mexico
Rail Group	5,278,900	32,000	3,573,100	1,737,800
Construction Products Group	1,494,400	63,400	1,557,800	—
Inland Barge Group	919,000	97,100	1,016,100	—
Energy Equipment Group	1,505,500	261,100	923,600	843,000
Executive Offices	173,000	—	173,000	—
	9,370,800	453,600	7,243,600	2,580,800

Our production capacity for 2011 was utilized as reflected by the following approximate percentages:

	Production Capacity Utilized
Rail Group	50%
Construction Products Group	70%
Inland Barge Group	85%
Energy Equipment Group	50%

Item 3. ***Legal Proceedings.***

See Note 18 of the Notes to Consolidated Financial Statements.

Item 4. ***Mine Safety Disclosures***

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this Form 10-K.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Our common stock is traded on the New York Stock Exchange under the ticker symbol "TRN". The following table shows the closing price range of our common stock by quarter for the years ended December 31, 2011 and 2010.

	Prices	
Year Ended December 31, 2011	High	Low
Quarter ended March 31, 2011	$ 36.67	$ 26.31
Quarter ended June 30, 2011	37.76	30.54
Quarter ended September 30, 2011	37.25	21.05
Quarter ended December 31, 2011	30.62	19.94
Year Ended December 31, 2010	High	Low
Quarter ended March 31, 2010	$ 20.58	$ 15.22
Quarter ended June 30, 2010	26.46	17.72
Quarter ended September 30, 2010	22.27	16.45
Quarter ended December 31, 2010	26.68	22.01

Our transfer agent and registrar as of December 31, 2011 was American Stock Transfer & Trust Company.

Holders

At December 31, 2011, we had approximately 1,858 record holders of common stock. The par value of the common stock is $1.00 per share.

Dividends

Trinity has paid 191 consecutive quarterly dividends. Quarterly dividends declared by Trinity for the years ended December 31, 2011 and 2010 are as follows:

	Year Ended December 31,	
	2011	2010
Quarter ended March 31,	$ 0.08	$ 0.08
Quarter ended June 30,	0.09	0.08
Quarter ended September 30,	0.09	0.08
Quarter ended December 31,	0.09	0.08
Total	$ 0.35	$ 0.32

Recent Sales of Unregistered Securities

None.

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The following graph compares the Company's cumulative total stockholder return (assuming reinvestment of dividends) during the five-year period ended December 31, 2011 with an overall stock market index (New York Stock Exchange Composite Index) and the Company's peer group index (Dow Jones US Commercial Vehicles & Trucks Index). The data in the graph assumes $100 was invested on December 31, 2006.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2011
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2006
2007
2008
2009
2010
2011
Trinity Industries, Inc.
Dow Jones US Commerical Vehicles & Trucks Index
NYSE Composite Index

	2006	2007	2008	2009	2010	2011
Trinity Industries, Inc.	100	79	46	52	80	91
Dow Jones US Commercial Vehicles & Trucks Index	100	145	69	101	167	147
New York Stock Exchange Composite Index	100	109	66	85	97	93

Issuer Purchases of Equity Securities

This table provides information with respect to purchases by the Company of shares of its common stock during the quarter ended December 31, 2011:

Period	Number of Shares Purchased (1)	Average Price Paid per Share (1)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (2)
October 1, 2011 through October 31, 2011	12,327	$ 21.53	—	$ 200,000,000
November 1, 2011 through November 30, 2011	161	$ 28.09	—	$ 200,000,000
December 1, 2011 through December 31, 2011	122	$ 29.77	—	$ 200,000,000
Total	12,610	$ 21.70	—	$ 200,000,000

(1) Amounts represent the surrender to the Company of 12,610 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees.

(2) On December 9, 2010, the Company's Board of Directors authorized a $200 million share repurchase program, effective January 1, 2011. This program replaced the Company's previous share repurchase program and expires December 31, 2012. No shares were repurchased under this program for the three months ended December 31, 2011.

Item 6. *Selected Financial Data.*

The following financial information for the five years ended December 31, 2011 has been derived from our audited consolidated financial statements. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto included elsewhere herein.

	Year Ended December 31,				
(in millions, except percent and per share data)	2011	2010	2009	2008	2007
Statement of Operations Data:					
Revenues	**$ 3,075.1**	$ 2,155.5	$ 2,420.9	$ 3,803.4	$ 3,723.3
Operating profit (loss)	**425.3**	303.8	(30.9)	559.5	529.8
Income (loss) from continuing operations	**145.7**	75.4	(137.7)	282.4	289.8
Discontinued operations:					
Loss from discontinued operations, net of benefit for income taxes of $—, $—, $—, $(0.0), and $(0.2)	—	—	—	(1.5)	(0.7)
Net income (loss)	**$ 145.7**	$ 75.4	$ (137.7)	$ 280.9	$ 289.1
Net income (loss) attributable to Trinity Industries, Inc.	**$ 142.2**	$ 67.4	$ (137.7)	$ 280.9	$ 289.1
Net income (loss) attributable to Trinity Industries, Inc. per common share:					
Basic:					
Continuing operations	**$ 1.77**	$ 0.85	$ (1.81)	$ 3.49	$ 3.58
Discontinued operations	—	—	—	(0.02)	(0.01)
	$ 1.77	$ 0.85	$ (1.81)	$ 3.47	$ 3.57
Diluted:					
Continuing operations	**$ 1.77**	$ 0.85	$ (1.81)	$ 3.47	$ 3.55
Discontinued operations	—	—	—	(0.02)	(0.01)
	$ 1.77	$ 0.85	$ (1.81)	$ 3.45	$ 3.54
Weighted average number of shares outstanding:					
Basic	**77.5**	76.8	76.4	78.4	78.7
Diluted	**77.8**	77.0	76.4	78.8	79.4
Dividends declared per common share	**$ 0.35**	$ 0.32	$ 0.32	$ 0.31	$ 0.26
Balance Sheet Data:					
Total assets	**$ 6,121.0**	$ 5,760.0	$ 4,656.4	$ 4,911.6	$ 4,039.7
Debt — recourse	**457.7**	450.3	646.0	584.4	590.3
Debt — non-recourse	**2,517.2**	2,457.4	1,199.1	1,190.3	643.9
Stockholders' equity	**$ 1,948.3**	$ 1,845.7	$ 1,806.3	$ 1,912.3	$ 1,812.7
Ratio of total debt to total capital	**60.4%**	61.2%	50.5%	48.1%	40.5%
Book value per share	**$ 24.29**	$ 23.13	$ 22.81	$ 24.08	$ 22.27

Effective December 31, 2011, the Company adopted the emerging industry policy of recognizing revenue from the sales of railcars from the lease fleet on a gross basis in leasing revenues and cost of revenues if the railcar has been owned by the lease fleet for one year or less at the time of sale. Sales of railcars from the lease fleet which have been owned by the lease fleet for more than one year are recognized as a net gain or loss from the disposal of a long-term asset. Prior year reported balances have been reclassified to conform to this policy. See Note 1 of the Notes to Consolidated Financial Statements.

Due to the adoption of Accounting Standards Codification ("ASC") 810-10, effective January 1, 2010, the Consolidated Balance Sheets as of December 31, 2011 and 2010, and the Consolidated Statements of Operations, Cash Flows, and Stockholder's Equity for the years ended December 31, 2011 and 2010, include the financial position and results of operations of TRIP Holdings and its subsidiaries. Prior periods were not restated. See Notes 1 and 6 of the Notes to Consolidated Financial Statements for an explanation of the effect of this pronouncement.

A goodwill impairment charge of $325.0 million was recorded in 2009 related to the Rail Group segment. See Note 1 of the Notes to Consolidated Financial Statements for further discussion.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results. Our MD&A is presented in the following sections:

- Company Overview
- Executive Summary
- Results of Operations
- Liquidity and Capital Resources
- Contractual Obligations and Commercial Commitments
- Critical Accounting Policies and Estimates
- Recent Accounting Pronouncements
- Forward Looking Statements

Our MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Company Overview

Trinity Industries, Inc., headquartered in Dallas, Texas, is a multi-industry company that owns a variety of market-leading businesses which provide products and services to the industrial, energy, transportation, and construction sectors. We operate in five distinct business groups which we report on a segment basis: the Rail Group, Construction Products Group, Inland Barge Group, Energy Equipment Group, and Railcar Leasing and Management Services Group. We also report the All Other segment which includes the Company's captive insurance and transportation companies; legal, environmental, and maintenance costs associated with non-operating facilities; other peripheral businesses; and the change in market valuation related to ineffective commodity hedges.

Our Rail and Inland Barge Groups and our structural wind towers and containers businesses operate in cyclical industries. Results in our Construction Products and Energy Equipment Groups are subject to seasonal fluctuations with the first quarter historically being the weakest quarter. Railcar sales from the lease fleet are the primary driver of fluctuations in results in the Railcar Leasing and Management Services Group. Following a period of weak railcar demand that began in 2009, new orders for railcars improved significantly in 2011 due to increased demand for the shipment of commodities, replacement of older railcars, and federal tax benefits received from taking delivery of railcars in 2011 and 2012. Orders for structural wind towers have been slow since mid-2008 when energy development companies encountered tightened credit markets, lower demand for electricity, and heightened competition arising from declining natural gas prices. The continued slowdown in the residential and commercial construction markets negatively impacted the results of our Construction Products Group as well. We continually assess our manufacturing capacity and take steps to align our production capacity with demand for our products. As a result of our assessment, we adapted to the rapid decline in market conditions that began in 2009 by reducing our production footprint and staffing levels and causing certain facilities to be on non-operating status. Due to improvements in demand, we increased production staff at certain facilities in late 2010 and during 2011. We expect that facilities on non-operating status will be available for future operations to the extent that demand further increases.

Executive Summary

The Company's revenues for 2011 were approximately $3.1 billion, representing an increase of $919.6 million or 42.7% over last year. Operating profit increased to $425.3 million compared to $303.8 million last year. For the year ended December 31, 2011, the increase in revenues was primarily due to higher shipment volumes in our Rail and Inland Barge Groups while the increase in revenues in our Leasing Group was primarily due to higher railcar sales from the lease fleet, higher rental revenues from lease fleet additions, and an increase in rental rates. For the year ended December 31, 2011, the increase in operating profit was primarily due to the higher shipment levels in our Rail and Inland Barge Groups and from revenue growth and an increase in the net gain on the sales of railcars from our lease fleet in our Leasing Group. Net income attributable to Trinity Industries, Inc. common stockholders for 2011 increased $74.8 million compared to last year.

As of December 31, 2011 and 2010, our backlog was approximately as follows:

	As of December 31,	
	2011	2010
	(in millions)	
Rail Group		
External Customers	**$ 1,973.2**	$ 346.6
Leasing Group	**621.9**	111.0
	$ 2,595.1	$ 457.6
Inland Barge	**$ 494.6**	$ 508.0
Structural wind towers	**$ 934.3**	$ 1,000.0

For the twelve months ended December 31, 2011, our rail manufacturing businesses received orders for approximately 37,100 railcars which included a supply agreement with GATX Corporation to deliver 12,500 railcars over a five-year period, significantly increasing the Rail Group backlog. The total amount of orders in our backlog from the Leasing Group was supported by lease commitments with external customers. The final amount dedicated to the Leasing Group may vary by the time of delivery. For multi-year barge orders, the deliveries for 2012 are included in the backlog at this time; deliveries beyond 2012 are not included in the backlog if specific production quantities for future years have not been determined. Approximately $412.5 million of the structural wind towers backlog is involved in litigation filed by the Company against one of our structural wind tower customers for breach of contract by failing to comply with the customer's multi-year, contractual purchase obligations.

Capital expenditures for 2011 were $340.0 million with $258.6 million utilized for lease fleet additions, net of deferred profit of $28.3 million. Capital expenditures for 2012 are projected to be approximately $400.0 to $475.0 million, including $300.0 to $350.0 million in net lease fleet additions.

In February 2011, the $475 million TILC warehouse loan facility was renewed for an additional two years and now matures in February 2013. Amounts outstanding at maturity, absent renewal, will be payable in three installments in August 2013, February 2014, and August 2014.

In May 2011, the Company's inland barge manufacturing facility in Missouri experienced a flood resulting in significant damages to Trinity's property and a temporary disruption of its production activities. The Company is insured against losses due to property damage and business interruption subject to certain deductibles. Trinity received $35.0 million in payments from its insurance carriers of which $22.7 million pertained to the replacement of or repairs to damaged property, plant, and equipment with a net book value of $5.7 million, with the remainder pertaining primarily to the reimbursement of flood-related expenses and lost production. Accordingly, the Company recognized a gain of $17.0 million in the fourth quarter of 2011 from the disposition of flood-damaged property, plant, and equipment. Additionally, our barge manufacturing operations incurred approximately $8.6 million in costs, net of insurance reimbursements, related to damages and lost productivity resulting from the flood. During the fourth quarter of 2011, the Company's inland barge production capacity at its Missouri operations was restored to its pre-flood levels. With respect to the flood at our Tennessee manufacturing facility in May 2010, operating profit in 2011 includes insurance proceeds of $6.5 million and a $0.6 million gain from the disposition of damaged property, plant, and equipment related to the flood.

In July 2011, TRIP Rail Holdings LLC ("TRIP Holdings") issued $175.0 million in Senior Secured Notes (the "TRIP Holdings Senior Secured Notes") and TRIP Rail Master Funding LLC ("TRIP Master Funding"), a Delaware limited liability company and limited purpose, wholly-owned subsidiary of TRIP Holdings, issued $857.0 million in Secured Railcar Equipment Notes (the "TRIP Master Funding Secured Railcar Equipment Notes"). The proceeds from the TRIP Holdings Senior Secured Notes and the TRIP Master Funding Secured Railcar Equipment Notes were primarily used by TRIP Master Funding to purchase all of the railcar equipment owned by TRIP Rail Leasing LLC ("TRIP Leasing") which, in turn, repaid the borrowings under its Warehouse Loan Agreement in full.

The TRIP Holdings Senior Secured Notes have a stated final maturity date of July 6, 2014 and bear interest at 8.00% payable quarterly with a yield to call interest rate of 12.00% for redemptions or other prepayments on or prior to January 15, 2013 and 15.00% for redemptions or other prepayments after such date. The TRIP Holdings Senior Secured Notes are secured, among other things, by a pledge of each equity investor's ownership interest in TRIP Holdings and certain distributions made to TRIP Holdings from TRIP Master Funding and are non-recourse to Trinity, TILC, TRIP Master Funding, and the other equity investors in TRIP Holdings. Trinity purchased $112.0 million of the TRIP Holdings Senior Secured Notes in July 2011.

The TRIP Master Funding Secured Railcar Equipment Notes were issued pursuant to an Indenture, dated as of July 6, 2011 between TRIP Master Funding and Wilmington Trust Company, as indenture trustee, with a final maturity date in July 2041. The TRIP Master Funding Secured Railcar Equipment Notes consist of three classes of notes with the Class A-1a notes bearing interest at 4.37%, the Class A-1b notes bearing interest at Libor plus 2.50%, and the Class A-2 notes bearing interest at 6.02%, all payable monthly. The TRIP Master Funding Secured Railcar Equipment Notes are non-recourse to Trinity, TILC, and the other equity investors in TRIP Holdings and are secured by TRIP Master Funding's portfolio of railcars and operating leases thereon, its cash reserves and all other assets owned by TRIP Master Funding.

On October 20, 2011, we extended our $425.0 million unsecured revolving credit facility for an additional four years. It now matures on October 20, 2016. Borrowings under the amended credit facility bear interest at Libor plus 150.0 basis points or prime plus 50.0 basis points. Financial covenants are similar to existing covenants but no longer include a minimum net worth requirement.

Results of Operations

Years Ended December 31, 2011, 2010, and 2009

Overall Summary for Continuing Operations

Revenues

	Year Ended December 31, 2011			
	Revenues			Percent Change
	External	Intersegment	Total	2011 versus 2010
	(in millions, except percents)			
Rail Group	**$ 931.7**	**$ 343.0**	**$ 1,274.7**	**144.1%**
Construction Products Group	**577.2**	**12.9**	**590.1**	**2.0%**
Inland Barge Group	**548.5**	**—**	**548.5**	**29.9%**
Energy Equipment Group	**454.8**	**18.0**	**472.8**	**12.7%**
Railcar Leasing and Management Services Group	**551.4.**	**0.6**	**552.0**	**18.8%**
All Other	**11.5**	**50.3**	**61.8**	**27.4%**
Eliminations – lease subsidiary	**—**	**(325.5)**	**(325.5)**	
Eliminations – other	**—**	**(99.3)**	**(99.3)**	
Consolidated Total	**$ 3,075.1**	**$ —**	**$ 3,075.1**	**42.7%**

	Year Ended December 31, 2010			
	Revenues			Percent Change
	External	Intersegment	Total	2010 versus 2009
	(in millions, except percents)			
Rail Group	$ 289.7	$ 232.4	$ 522.1	(41.7)%
Construction Products Group	558.3	20.5	578.8	7.5%
Inland Barge Group	422.3	—	422.3	(19.9)%
Energy Equipment Group	408.5	11.1	419.6	(17.7)%
Railcar Leasing and Management Services Group	464.5	—	464.5	25.5%
All Other	12.2	36.3	48.5	0.2%
Eliminations – lease subsidiary	—	(216.8)	(216.8)	
Eliminations – other	—	(83.5)	(83.5)	
Consolidated Total	$ 2,155.5	$ —	$ 2,155.5	(11.0)%

	Year Ended December 31, 2009		
	Revenues		
	External	Intersegment	Total
	(in millions)		
Rail Group	$ 485.2	$ 410.1	$ 895.3
Construction Products Group	524.0	14.5	538.5
Inland Barge Group	527.3	—	527.3
Energy Equipment Group	502.2	7.8	510.0
Railcar Leasing and Management Services Group	370.2	—	370.2
All Other	12.0	36.4	48.4
Eliminations – lease subsidiary	—	(391.6)	(391.6)
Eliminations – other	—	(77.2)	(77.2)
Consolidated Total	$ 2,420.9	$ —	$ 2,420.9

Our revenues for the year ended December 31, 2011 increased from the previous year primarily due to higher shipment volumes in our Rail and Inland Barge Groups while our Leasing Group experienced increased revenue primarily due to higher railcar sales from the lease fleet, higher rental revenues from lease fleet additions, and higher rental rates. Our revenues for the year ended December 31, 2010 decreased from 2009 primarily due to the impact of the economic downturn on the markets we serve, especially the new railcar market. This decrease was partially offset in 2010 by the inclusion of the operating results of TRIP Holdings in the consolidated statements of operations for the year ended December 31, 2010.

Operating Profit (Loss)

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Rail Group	**$ 77.3**	$ 1.5	$ (355.9)
Construction Products Group	**53.4**	47.4	32.6
Inland Barge Group	**106.4**	69.0	125.2
Energy Equipment Group	**8.9**	35.1	73.8
Railcar Leasing and Management Services Group	**254.5**	207.0	149.0
All Other	**(3.8)**	(11.4)	0.8
Corporate	**(43.6)**	(33.8)	(30.8)
Eliminations – lease subsidiary	**(28.3)**	(8.4)	(22.6)
Eliminations – other	**0.5**	(2.6)	(3.0)
Consolidated Total	**$ 425.3**	$ 303.8	$ (30.9)

Our operating profit for the year ended December 31, 2011 increased primarily as a result of higher shipment levels in our Rail and Inland Barge groups and from revenue growth and an increase in the net gain on the sales of railcars from our lease fleet in our Leasing Group. The increase from these groups is partially offset by lower profitability in our Energy Equipment group due to competitive pricing pressures and product changes. Selling, engineering, and administrative expenses as a percentage of revenue decreased to 6.8% for 2011 as compared to 8.6% for 2010.

Our operating profit for the year ended December 31, 2010 increased primarily as a result of the $325.0 million goodwill impairment charge in 2009 and the inclusion of the results of operations of TRIP Holdings in 2010 partially offset by lower product shipments. Selling, engineering, and administrative expenses as a percentage of revenues increased to 8.6% for 2010 as compared to 7.7% for 2009. Overall, selling, engineering, and administrative expenses were substantially unchanged for 2010 when compared to the previous year.

Other Income and Expense. Other income and expense is summarized in the following table:

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Interest income	**$ (1.5)**	$ (1.4)	$ (1.7)
Interest expense	**185.3**	182.1	123.2
Other, net	**4.0**	6.8	(5.3)
Total	**$ 187.8**	$ 187.5	$ 116.2

Interest expense in 2010 increased $58.9 million over the prior year due to the inclusion of TRIP Holdings interest expense of $46.9 million and an increase in debt levels, including $238.3 million of secured railcar equipment notes entered into in November 2009 and $369.2 million of secured railcar equipment notes entered into in October 2010 for the Leasing Group. The decrease in Other, net expense for the year ended December 31, 2011 of $2.8 million was primarily due to certain expenses in 2010 related to the retirement of the Company's senior notes partially offset by higher foreign currency translation losses in 2011. The increase in Other, net expense for the year ended December 31, 2010 of $12.1 million was primarily due to lower gains in 2010 on equity investments, certain expenses related to the retirement of the Company's senior notes in November 2010, and the recorded decline in the fair value of the Company's pre-acquisition investment in Quixote Corporation partially offset by lower foreign currency translation losses.

Income Taxes. The provision for income taxes results in effective tax rates different from the statutory rates. The following is a reconciliation between the statutory United States Federal income tax rate and the Company's effective income tax rate:

	Year Ended December 31,		
	2011	2010	2009
Statutory rate	**35.0%**	35.0%	35.0%
State taxes	**2.1**	3.3	1.9
Impairment of goodwill	—	—	(23.7)
Changes in valuation allowances	—	—	(6.5)
Tax settlements	—	4.4	—
Changes in tax reserves	—	(9.6)	—
Other, net	**1.6**	2.0	(0.3)
Effective rate	**38.7%**	35.1%	6.4%

At December 31, 2011, the Company, excluding TRIP Holdings, had $124.2 million of Federal consolidated net operating loss carryforwards, after the estimated current year utilization of $42.9 million, and tax-effected $5.6 million of state loss carryforwards. TRIP Holdings had $383.3 million in Federal tax loss carryforwards at December 31, 2011. Because TRIP Holdings files a separate tax return from the Company, its tax loss carryforwards can only be used by TRIP Holdings and cannot be used to offset future taxable income of the Company. The Federal tax loss carryforwards are due to expire between 2024 and 2031. We expect TRIP Holdings to begin utilizing their tax loss carryforwards beginning in 2020. Our ability to utilize the tax loss carryforwards that were acquired as part of the Quixote acquisition against future taxable income is subject to restrictions under the Internal Revenue Code. We have established a valuation allowance for Federal, state, and foreign tax operating losses which may not be realizable.

The current provision for income taxes of $30.9 million exceeds expected cash taxes of $12.1 million related to 2011 income due to additional accruals for uncertain tax positions, refunds of excess payments from prior years, and prior year true ups.

Segment Discussion

Rail Group

	Year Ended December 31,			Percent Change	
	2011	2010	2009	2011 versus 2010	2010 versus 2009
		($ in millions)			
Revenues:					
Rail	**$ 1,105.5**	$ 391.9	$ 776.8	**182.1%**	(49.5)%
Components	**169.2**	130.2	118.5	**30.0%**	9.9%
Total revenues	**$ 1,274.7**	$ 522.1	$ 895.3	**144.1%**	(41.7)%
Operating profit (loss)	**$ 77.3**	$ 1.5	$ (355.9)		
Operating profit (loss) margin	**6.1%**	0.3%	(39.8)%		

Railcar shipments in 2011 increased by 9,315 railcars to approximately 14,065 railcars when compared with 2010. Railcars shipped in 2010 and 2009 were approximately 4,750 and 9,100 railcars, respectively. As of December 31, 2011, our Rail Group backlog was as follows:

	Year Ended December 31,		
	2011	2010	2009
	(in millions, except railcars)		
External Customers	**$1,973.2**	$ 346.6	$ 75.6
Leasing Group	**621.9**	111.0	119.8
Total	**$2,595.1**	$ 457.6	$ 195.4
Number of railcars	**29,000**	5,960	2,320

For the twelve months ended December 31, 2011, our rail manufacturing businesses received orders for approximately 37,100 railcars including a supply agreement with GATX Corporation to deliver 12,500 railcars over a five-year period, significantly increasing the Rail Group backlog. The total amount of the backlog dedicated to the Leasing Group was supported by lease commitments with external customers. The final amount dedicated to the Leasing Group may vary by the time of delivery.

Operating profit for the Rail Group increased $75.8 million for the year ended December 31, 2011 compared to the same period last year. This increase was primarily due to significantly higher volume of railcars delivered during the year. Operating loss for the Rail Group decreased $357.4 million for the year ended December 31, 2010 compared to the prior year. This decrease was primarily due to a $325.0 million goodwill impairment charge during the quarter ended June 30, 2009. The effect of significantly reduced railcar shipments on operating profit during 2010 was partially offset by a reduction in operating expenses.

In the year ended December 31, 2011, railcar shipments included sales to the Leasing Group of $325.5 million compared to $216.8 million in 2010 with a deferred profit of $28.3 million compared to $8.4 million for the year ended December 31, 2010. Sales to the Leasing Group and related profits are included in the operating results of the Rail Group but are eliminated in consolidation. Railcar sales to the Leasing Group for 2009 were $391.6 million with a deferred profit of $22.6 million. Results for the year ended December 31, 2009 included $113.0 million in railcars sold to TRIP Leasing that resulted in a gain of $11.2 million, of which $2.8 million in profit was deferred based on our equity interest. There were no railcar sales to TRIP Leasing during the years ended December 31, 2011 and December 31, 2010.

Global Insight, Inc., an independent industry research firm, has estimated in its first quarter 2012 report that the average age of the North American freight car fleet is approximately 20.8 years, with approximately 35% older than 25 years and has estimated that North American carload traffic will grow by 1.9% in 2012, with an increase of 1.5% for 2013 and 2.6% for 2014 before slowing to 1.7% in 2015, and 1.2% in 2016.

The table below is an average of the most recent estimates of approximate industry railcar deliveries for the next five years from two independent third party research firms, Global Insight, Inc. and Economic Planning Associates, Inc.

Year	Deliveries
2012	55,200
2013	59,600
2014	62,100
2015	61,600
2016	60,000

TILC purchases a portion of our railcar production, financing a portion of the purchase price through a non-recourse warehouse loan facility and periodically refinances those borrowings through equipment financing transactions. In 2011, TILC purchased 26.7% of our railcar production as compared to 51.1% in 2010. On a segment basis, sales to TILC and related profits are included in the operating results of our Rail Group but are eliminated in consolidation.

Construction Products Group

	Year Ended December 31,			Percent Change	
	2011	**2010**	**2009**	**2011 versus 2010**	**2010 versus 2009**
		($ in millions)			
Revenues:					
Concrete and Aggregates	**$ 182.3**	$ 256.9	$ 291.4	**(29.0)%**	(11.8)%
Highway Products	**377.0**	312.9	238.0	**20.5%**	31.5%
Other	**30.8**	9.0	9.1	*	(1.1)%
Total revenues	**$ 590.1**	$ 578.8	$ 538.5	**2.0%**	7.5%
Operating profit	**$ 53.4**	$ 47.4	$ 32.6		
Operating profit margin	**9.0%**	8.2%	6.1%		

*not meaningful

Revenues increased slightly for the year ended December 31, 2011 compared to the same period in 2010 primarily due to higher volumes in our Highway Products business and other product lines partially offset by lower revenues in our Concrete and Aggregates business resulting from the divestiture of our asphalt operations in August 2010 and our Central Texas Region ready mix concrete facilities in April 2011. The increase in revenues for the year ended December 31, 2010 compared to the same period in 2009 was attributable to revenues from the acquisition of Quixote Corporation partially offset by a decline in the economic conditions related to the markets served by our Concrete and Aggregates operations and the divestiture of our asphalt operations in August 2010.

Operating profit and operating margin increased for the year ended December 31, 2011 compared to the same period in 2010 as a result of higher Highway Products sales volumes partially offset by reduced Concrete and Aggregates sales volumes. Operating profit and operating margin increased for the year ended December 31, 2010 compared to the same period in 2009 as a result of the Quixote acquisition, higher Highway Products volume, lower operating costs, and $3.8 million in gains recognized from divestitures in our Concrete and Aggregates business.

Inland Barge Group

	Year Ended December 31,			Percent Change	
	2011	2010	2009	2011 versus 2010	2010 versus 2009
		($ in millions)			
Revenues	**$ 548.5**	$ 422.3	$ 527.3	**29.9%**	(19.9)%
Operating profit	**$ 106.4**	$ 69.0	$ 125.2		
Operating profit margin	**19.4%**	16.3%	23.7%		

Revenues and operating profit increased for the year ended December 31, 2011 compared to the prior year due to higher volumes of tank barges and a change in the mix of tank barge types. In addition, the increase in operating profit was affected by the impact, as described in the following table, of two separate flood events in May 2010 and May 2011 at our manufacturing facilities in Tennessee and Missouri, respectively.

	Impact to operating profit as a result of the floods Benefit (Cost)	
	Year Ended December 31,	
	2011	2010
	(in millions)	
Tennessee flood – May 2010		
Costs, net of insurance advances related to damages and lost productivity	**$ —**	$ (4.6)
Insurance proceeds related to business interruption	**6.5**	—
Gain on disposition of damaged property, plant, and equipment	**0.6**	9.7
	$ 7.1	$ 5.1
Missouri flood – May 2011		
Costs, net of insurance advances related to damages and lost productivity	**$ (8.6)**	$ —
Gain on disposition of damaged property, plant, and equipment	**17.0**	—
	8.4	—
Combined net effect of both floods	**$ 15.5**	$ 5.1

Excluding the net $5.1 million increase in operating profit in 2010 resulting from the effects of the flood, revenues and operating profit decreased for the year ended December 31, 2010 compared to the same period in 2009 due to a change in the mix of tank barge types and a more competitive hopper barge pricing environment. As of December 31, 2011, the backlog for the Inland Barge Group was approximately $494.6 million compared to approximately $508.0 million and approximately $318.8 million as of December 31, 2010 and December 31, 2009, respectively. For multi-year barge orders, the deliveries for 2012 are included in the backlog at this time; deliveries beyond 2012 are not included in the backlog if specific production quantities for future years have not been determined.

Energy Equipment Group

	Year Ended December 31,			Percent Change	
	2011	2010	2009	2011 versus 2010	2010 versus 2009
		($ in millions)			
Revenues:					
Structural wind towers	**$ 245.2**	$ 252.1	$ 358.3	**(2.7)%**	(29.6)%
Other	**227.6**	167.5	151.7	**35.9%**	10.4%
Total revenues	**$ 472.8**	$ 419.6	$ 510.0	**12.7%**	(17.7)%
Operating profit	**$ 8.9**	$ 35.1	$ 73.8		
Operating profit margin	**1.9%**	8.4%	14.5%		

Revenues for the year ended December 31, 2011 increased compared to the same period in 2010 as a result of higher shipments of tank containers and tank heads offsetting lower structural wind tower shipments. Operating profit for the year ended December 31, 2011 decreased compared to the same period in 2010 primarily due to transition issues arising from changes in product mix in the structural wind towers business as well as competitive pricing on structural wind towers, partially offset by increased operating profit in other product lines.

Revenues and operating profit decreased for the year ended December 31, 2010 compared to the same period in 2009 primarily due to lower structural wind tower shipments, reduced operating efficiency from lower production volume, and lower margins on certain wind towers shipped. As of December 31, 2011, the backlog for structural wind towers was approximately $934.3 million compared to approximately $1.0 billion and approximately $1.1 billion as of December 31, 2010 and December 31, 2009, respectively. Approximately 28% of our backlog for structural wind towers, as of December 31, 2011, is expected to be delivered in 2012 with the remainder contracted for delivery in future years. Approximately $412.5 million of this backlog is involved in litigation filed by the Company against one of our structural wind tower customers for breach of contract by failing to comply with the customer's multi-year, contractual purchase obligations.

Railcar Leasing and Management Services Group

	Year Ended December 31,			Percent Change	
	2011	2010	2009	2011 versus 2010	2010 versus 2009
		($ in millions)			
Revenues:					
Wholly-owned subsidiaries:					
Leasing and management	**$ 375.1**	$ 345.4	$ 329.3	**8.6%**	4.9%
Railcar sales[1]	**59.4**	3.1	40.9	*	*
	434.5	348.5	370.2	**24.7%**	(5.9)%
TRIP Holdings:					
Leasing and management	**117.5**	116.0	—	**1.3%**	—
Railcar sales[1]	—	—	—	—	—
	117.5	116.0	—	**1.3%**	—
Total revenues	**$ 552.0**	$ 464.5	$ 370.2	**18.8%**	25.5%
Operating profit:					
Wholly-owned subsidiaries:					
Leasing and management	**$ 156.3**	$ 131.7	$ 128.5		
Railcar sales[1]:					
Railcars owned one year or less at the time of sale	**13.2**	0.2	2.1		
Railcars owned more than one year at the time of sale	**11.8**	6.6	18.4		
	181.3	138.5	149.0		
TRIP Holdings:					
Leasing and management	**68.8**	68.5	—		
Railcar sales[1]:					
Railcars owned one year or less at the time of sale	—	—	—		
Railcars owned more than one year at the time of sale	**4.4**	—	—		
	73.2	68.5	—		
Total operating profit	**$ 254.5**	$ 207.0	$ 149.0		
Operating profit margin:					
Leasing and management	**45.7%**	43.4%	39.0%		
Railcar sales	*	*	*		
Total operating profit margin	**46.1%**	44.6%	40.2%		
Fleet utilization:					
Wholly-owned subsidiaries	**99.3%**	99.3%	97.8%		
TRIP Holdings	**99.9%**	99.9%	—		
Total fleet	**99.5%**	99.4%	97.8%		

*Not meaningful

[1] Effective December 31, 2011, the Company adopted the emerging industry policy of recognizing revenue from the sales of railcars from the lease fleet on a gross basis in leasing revenues and cost of revenues if the railcar has been owned by the lease fleet for one year or less at the time of sale. Sales of railcars from the lease fleet which have been owned by the lease fleet for more than one year are recognized as a net gain or loss from the disposal of a long-term asset. Prior year reported balances have been reclassified to conform to this policy. See Note 1 of the Notes to Consolidated Financial Statements.

Total revenues increased for the year ended December 31, 2011 compared to the prior year primarily due to increased railcar sales from the lease fleet, as well as rental revenues related to additions to the lease fleet and higher rental rates. Total revenues decreased for the year ended December 31, 2010 compared to the prior year due to decreased railcar sales from the lease fleet including $39.4 million in railcar sales to TRIP Leasing for the year ended December 31, 2009, partially offset by increased utilization and rental revenues related to additions to the lease fleet of our wholly-owned subsidiaries. Additionally, due to the adoption of an accounting pronouncement, the Leasing Group's results of operations for the years ended December 31, 2011 and December 31, 2010 include TRIP Holdings and its subsidiaries. See Notes 1 and 6 of the Notes to Consolidated Financial Statements.

Operating profit increased for the year ended December 31, 2011 compared to the prior year due to profit from railcar sales, rental revenues related to additions to the lease fleet, and higher rental rates. Operating profit increased for the year ended December 31, 2010 compared to 2009 due to the inclusion of TRIP Holdings in the Leasing Group's results of operations in 2010 and increased utilization and rental revenues related to lease fleet additions, partially offset by lower profit from railcar sales. Results for the year ended December 31, 2009 included $183.8 million in railcar sales to TRIP Leasing that resulted in the recognition of previously deferred gains of $30.3 million of which $7.6 million were deferred based on our equity interest. There were no railcar sales to TRIP Leasing or TRIP Master Funding during the years ended December 31, 2011 and December 31, 2010.

To fund the continued expansion of its lease fleet to meet market demand, the Leasing Group generally uses its non-recourse $475 million warehouse facility or excess cash to provide initial financing for a portion of the purchase price of the railcars. After initial financing, the Leasing Group generally obtains long-term financing for the railcars in the lease fleet through non-recourse asset-backed securities, long-term non-recourse operating leases pursuant to sales/leaseback transactions, or long-term recourse debt such as equipment trust certificates. See *Financing Activities*.

Information regarding the Leasing Group's lease fleet as of December 31, 2011 follows:

	No. of cars	Average age	Average remaining lease term
Wholly-owned subsidiaries....	54,595	6.6	3.5
TRIP Holdings	14,350	4.3	3.1
Total fleet.............................	68,945	6.1	3.4

All Other

	Year Ended December 31,			Percent Change	
	2011	**2010**	**2009**	**2011 versus 2010**	**2010 versus 2009**
		($ in millions)			
Revenues..	**$ 61.8**	$ 48.5	$ 48.4	**27.4%**	0.2%
Operating profit (loss)...	**$ (3.8)**	$ (11.4)	$ 0.8		

The increase in revenues for the year ended December 31, 2011 compared to the prior year was primarily due to an increase in intersegment sales by our transportation company. Revenues for the year ended December 31, 2010 remained relatively constant when compared to the same period in 2009. Operating losses decreased for the year ended December 31, 2011 compared to the same period in 2010 due to higher intersegment transportation sales. Operating profit decreased for the year ended December 31, 2010 compared to the same period in 2009 primarily due to gains on property dispositions in 2009.

Corporate

	Year Ended December 31,			Percent Change	
	2011	**2010**	**2009**	**2011 versus 2010**	**2010 versus 2009**
		($ in millions)			
Operating costs	**$ 43.6**	$ 33.8	$ 30.8	**29.0%**	9.7%

The increase in operating costs for the year ended December 31, 2011 compared to 2010 is due to higher incentive and deferred compensation costs. The increase in operating costs for the year ended December 31, 2010 compared to 2009 is due to additional costs from the acquisition of Quixote Corporation.

Liquidity and Capital Resources

Cash Flows

The following table summarizes our cash flows from operating, investing, and financing activities for each of the last three years:

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Total cash provided by (required by)			
Operating activities	**$ 104.3**	$ 170.5	$ 707.3
Investing activities	**(85.0)**	(308.2)	(187.4)
Financing activities	**(22.2)**	(120.1)	(69.9)
Net increase (decrease) in cash and cash equivalents	**$ (2.9)**	$ (257.8)	$ 450.0

2011 compared with 2010

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2011 was $104.3 million compared to $170.5 million of net cash provided by operating activities for the same period in 2010. Cash flow provided by operating activities decreased primarily due to an overall increase in accounts receivable and inventories in 2011 compared with 2010 partially offset by higher operating profits in 2011.

Accounts receivables at December 31, 2011 increased by $146.3 million or 63% since December 31, 2010 primarily due to higher receivables from the Rail and Energy Equipment Groups. Raw materials inventory at December 31, 2011 increased by $155.4 million or 92% since December 31, 2010 primarily attributable to higher levels in our Rail and Inland Barge Groups required to meet production demands. Finished goods inventory at December 31, 2011 increased by $20.9 million or 27% since December 31, 2010 primarily attributable to our Rail and Construction Products Groups reflecting higher levels of production arising from increased shipping volumes in our Highway Products business. Accounts payable increased by $73.1 million or 55% since December 31, 2010 primarily due to higher production levels in the business groups mentioned. Accrued liabilities decreased by $14.2 million or 4% from December 31, 2010. We continually review reserves related to bad debt as well as the adequacy of lower of cost or market valuations related to accounts receivables and inventory.

Investing Activities. Net cash required by investing activities for the year ended December 31, 2011 was $85.0 million compared to $308.2 million for the year ended December 31, 2010. Investments in short-term marketable securities decreased by $158.0 million during the year ended December 31, 2011 compared to an increase of $88.0 million during the year ended December 31, 2010. Capital expenditures for the year ended December 31, 2011 were $340.0 million, of which $258.6 million were for net additions to the lease fleet and $29.4 million were for replacement of flood-damaged property. This compares to $254.8 million of capital expenditures for the same period last year, of which $213.8 million were for net additions to the lease fleet and $12.0 million were for replacement of flood-damaged property. Capital expenditures for 2012 are projected to be approximately $400.0 to $475.0 million, including $300.0 to $350.0 million in net lease fleet additions. Proceeds from the sale of property, plant, and equipment and other assets were $139.5 million for the year ended December 31, 2011, comprised primarily of railcar sales from the lease fleet totaling $60.6 million, and proceeds from the disposition of flood-damaged property, plant and equipment of $23.3 million. Proceeds from the sale of property, plant, and equipment and other assets were $84.5 million for the year ended December 31, 2010, comprised primarily of the sale of assets in our Construction Products Group for $30.8 million, railcar sales from the lease fleet totaling $33.6 million, and proceeds from the disposition of flood-damaged property, plant and equipment of $12.0 million. Net cash required related to acquisitions amounted to $42.5 million and $49.9 million for the year ended December 31, 2011 and 2010, respectively.

Financing Activities. Net cash required by financing activities for the years ended December 31, 2011 and 2010 was $22.2 million and $120.1 million, respectively. During the year ended December 31, 2011 we borrowed $1,145.9 million, primarily consisting of $920.0 million to refinance the TRIP Warehouse Loan as described further below, with the remainder primarily from borrowings under our TILC warehouse loan facility. During the year ended December 31, 2011, we retired $1,113.0 million in debt principally consisting of the repayment of the TRIP Warehouse Loan. During the comparable prior year period, Trinity Rail Leasing 2010 LLC ("TRL 2010") issued $369.2 million in aggregate principal amount of Secured Railcar Equipment Notes which are non-recourse to Trinity. A portion of the proceeds from the TRL 2010 financing was used to retire, in full, our 6.5% Senior Notes due March 2014 and repay a portion of our borrowings under our TILC warehouse loan facility. Debt retirements during 2010 totaled $363.9 million including $40.0 million in debt assumed as a result of the Quixote acquisition. We also purchased an additional equity interest in TRIP Holdings from one of its other investors for $28.6 million in the comparable prior year period. Restricted cash increased by $33.2 million during 2011. We intend to use our cash and committed credit facilities to fund the operations, expansions, and growth initiatives of the Company.

2010 compared with 2009

Operating Activities. Net cash provided by the operating activities of continuing operations for the year ended December 31, 2010 was $170.5 million compared to $707.3 million of net cash provided by the operating activities of continuing operations for the same period in 2009.

Accounts receivables at December 31, 2010 increased by $62.2 million or 39% since December 31, 2009 due to higher shipping volumes at year end primarily in our Rail and Energy Equipment Groups. Raw materials inventory at December 31, 2010 increased by $72.3 million or 75% since December 31, 2009 primarily attributable to higher levels in our Rail and Energy Equipment Groups required to meet production demands. Finished goods inventory decreased slightly by $9.3 million since December 31, 2009 primarily due to lower finished goods inventory in our Rail Group. Accounts payable increased by $53.4 million or 70% since December 31, 2009 primarily due to higher production activity while accrued liabilities decreased by $59.5 million due to the normal settlement of certain items during the year.

Investing Activities. Net cash required by investing activities of continuing operations for the year ended December 31, 2010 was $308.2 million compared to $187.4 million for the same period in 2009. Capital expenditures for the year ended December 31, 2010 were $254.8 million, of which $213.8 million were for net additions to the lease fleet and $12.0 million were for replacement of flood-damaged property. This compares to $390.4 million of capital expenditures for the same period in 2009, of which $343.0 million were for net additions to the lease fleet. Proceeds from the sale of property, plant, and equipment and other assets were $84.5 million for the year ended December 31, 2010, comprised primarily of the sale of assets in our Construction Products Group for $30.8 million, railcar sales from the lease fleet totaling $33.6 million, and proceeds from the disposition of flood-damaged property, plant and equipment of $12.0 million. This compares to $273.0 million for the same period in 2009 comprised primarily of railcar sales from the lease fleet, which included $144.4 million to TRIP Leasing, and the sale of non-operating assets. Cash required related to acquisitions amounted to $49.9 million, excluding $17.1 million in cash balances acquired from Quixote.

Financing Activities. Net cash required by financing activities during the years ended December 31, 2010 and 2009 was $120.1 million and $69.9 million, respectively. As stated previously, in 2010, TRL 2010 issued $369.2 million in aggregate principal amount of Secured Railcar Equipment Notes which are non-recourse to Trinity. A portion of the proceeds from the TRL 2010 financing was used to retire, in full, our 6.5% Senior Notes due March 2014 and repay a portion of our borrowings under our TILC warehouse loan facility. In addition, during the year ended December 31, 2010, we retired $40.0 million in debt assumed as a result of the Quixote acquisition. We also purchased an additional equity interest in TRIP Holdings from one of its other investors for $28.6 million.

Other Financing Activities

At December 31, 2011 and for the two year period then ended, there were no borrowings under our $425.0 million revolving credit facility. This facility was amended and extended in October 2011 for an additional four years and now matures on October 20, 2016. Interest on the revolving credit facility is calculated at Libor plus 150.0 basis points or prime plus 50.0 basis points. After subtracting $74.1 million and $79.9 million for letters of credit outstanding, there was $350.9 million and $345.1 million available under the revolving credit facility as of December 31, 2011 and 2010, respectively.

As of December 31, 2011, peak borrowings for the year of $308.5 million were outstanding and $166.5 million was available under TILC's $475 million TILC warehouse loan facility, established to finance railcars owned by TILC. As of December 31, 2010, the facility had $80.2 million outstanding and $394.8 million available. The warehouse loan is a non-recourse obligation secured by a portfolio of railcars and operating leases, certain cash reserves, and other assets acquired and owned by the warehouse loan facility. The principal and interest of this indebtedness are paid from the cash flows of the underlying leases. Advances under the facility bear interest at a defined index rate plus a margin, for an all-in interest rate of 2.30% at December 31, 2011. In February 2011, the warehouse loan facility was renewed for an additional two years and now matures in February 2013. Amounts outstanding at maturity, absent renewal, will be payable in three installments in August 2013, February 2014, and August 2014.

On July 6, 2011, TRIP Holdings issued $175.0 million in TRIP Holdings Senior Secured Notes and TRIP Master Funding issued $857.0 million in TRIP Master Funding Secured Railcar Equipment Notes. A portion of the proceeds from the TRIP Holdings Senior Secured Notes and the TRIP Master Funding Secured Railcar Equipment Notes were used by TRIP Master Funding to purchase all of the railcar equipment owned by TRIP Leasing which, in turn, repaid the TRIP Warehouse Loan in full.

The TRIP Holdings Senior Secured Notes have a stated final maturity date of July 6, 2014 and bear interest at 8.00% payable quarterly with yield to call interest rates of 12.00% for redemptions or other prepayments on or prior to January 15, 2013 and 15.00% for redemptions or other prepayments after such date. The TRIP Holdings Senior Secured Notes are secured, among other things, by a pledge of each equity investor's ownership interest in TRIP Holdings and certain distributions made to TRIP Holdings from TRIP Master Funding and are non-recourse to Trinity, TILC, TRIP Master Funding, and the other equity investors in TRIP Holdings. Trinity purchased $112.0 million of the TRIP Holdings Senior Secured Notes in July 2011.

The TRIP Master Funding Secured Railcar Equipment Notes were issued pursuant to an Indenture, dated July 6, 2011 between TRIP Master Funding and Wilmington Trust Company, as indenture trustee, with a final maturity date in July 2041. The TRIP Master Funding Secured Railcar Equipment Notes consist of three classes of notes with the Class A-1a notes bearing interest at 4.37%, the Class A-1b notes bearing interest at Libor plus 2.50%, and the Class A-2 notes bearing interest at 6.02%, all payable monthly. The TRIP Master Funding Secured Railcar Equipment Notes are non-recourse to Trinity, TILC, and the other equity investors in TRIP Holdings and are secured by TRIP Master Funding's portfolio of railcars and operating leases thereon, its cash reserves and all other assets owned by TRIP Master Funding.

On December 9, 2010, the Company's Board of Directors authorized a $200 million share repurchase program, effective January 1, 2011. This program replaced the Company's previous share repurchase program and expires December 31, 2012. No shares were repurchased under this program during the year ended December 31, 2011.

Following a period of weak railcar demand that began in 2009, new orders for railcars improved significantly in 2011 due to increased demand for the shipment of commodities, replacement of older railcars, and federal tax benefits received from taking delivery of railcars in 2011 and 2012. Orders for structural wind towers have been slow since mid-2008 when energy development companies encountered tightened credit markets, lower demand for electricity, and heightened competition arising from lower natural gas prices. The continued slowdown in the residential and commercial construction markets negatively impacted the results of our Construction Products Group as well. We continually assess our manufacturing capacity and take steps to align our production capacity with demand for our products. As a result of our assessment, we adapted to the rapid decline in market conditions that began in 2009 by reducing our production footprint and staffing levels and causing certain facilities to be on non-operating status. Due to improvements in demand, we increased production staff at certain facilities in late 2010 and during 2011. We expect that facilities on non-operating status will be available for future operations to the extent that demand increases further.

Equity Investment

See Note 6 of the Notes to Consolidated Financial Statements.

Future Operating Requirements

We expect to finance future operating requirements with cash on hand, cash flows from operations, and depending on market conditions, short-term and long-term debt, and equity. Debt instruments that the Company has utilized include its revolving credit facility, the TILC warehouse facility, senior notes, convertible subordinated notes, asset-backed securities, and sale/leaseback transactions. The Company has also issued equity at various times. As of December 31, 2011, the Company had unrestricted cash balances of $351.1 million, $350.9 million available under its revolving credit facility and $166.5 million available under its TILC warehouse facility. Despite the volatile conditions in the financial markets, the Company believes it has access to adequate capital resources to fund operating requirements and is an active participant in the credit markets.

Off Balance Sheet Arrangements

See Note 5 of the Notes to Consolidated Financial Statements.

Derivative Instruments

We use derivative instruments to mitigate the impact of changes in interest rates and pricing for zinc, natural gas, and diesel fuel prices, as well as to convert a portion of our variable-rate debt to fixed-rate debt. Additionally, we use derivative instruments to mitigate the impact of unfavorable fluctuations in foreign currency exchange rates. We also use derivatives to lock in fixed interest rates in anticipation of future debt issuances. For derivative instruments designated as hedges, the Company formally documents the relationship between the derivative instrument and the hedged item, as well as the risk management objective and strategy for the use of the derivative instrument. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet, commitments, or forecasted transactions. At the time a derivative instrument is entered into, and at least quarterly thereafter, the Company assesses whether the derivative instrument is effective in offsetting the changes in fair value or cash flows of the hedged item. Any change in fair value resulting in ineffectiveness, as defined by accounting standards issued by the FASB, is recognized in current period earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is recorded in AOCL as a separate component of stockholders' equity and reclassified into earnings in the period during which the hedge transaction affects earnings. Trinity monitors its derivative positions and the credit ratings of its counterparties and does not anticipate losses due to counterparties' non-performance. See Note 3 Fair Value Accounting for discussion of how the Company valued its commodity hedges and interest rate swaps at December 31, 2011.

Interest rate hedges

	Notional Amount	Interest Rate[1]	Included in accompanying balance sheet at December 31, 2011		
			Liability	AOCL – loss/ (income)	Noncontrolling Interest
			(in millions, except %)		
Interest rate locks:					
2005-2006	$ 200.0	4.87%	—	$ (2.3)	—
2006-2007	$ 370.0	5.34%	—	$ 10.6	—
TRIP Holdings[2]	$ 788.5	3.60%	—	$ 23.4	$ 17.5
Interest rate swaps:					
TRIP Rail Master Funding secured railcar equipment notes	$ 89.5	2.62%	$ 4.8	$ 2.7	$ 2.0
2008 debt issuance	$ 474.7	4.13%	$ 48.9	$ 46.7	—

[1]Weighted average fixed interest rate

[2]Previously classified with interest rate swaps

	Effect on interest expense –increase/(decrease)			
	Year Ended December 31,			Expected effect during next twelve months[1]
	2011	2010	2009	
	(in millions)			
Interest rate locks:				
2005-2006	$ (0.4)	$ (0.4)	$ (0.4)	$ (0.3)
2006-2007	$ 3.5	$ 3.8	$ 4.0	$ 3.4
TRIP Holdings[2]	$ 17.4	$ 29.3	—	$ 6.0
Interest rate swaps:				
TILC warehouse	—	$ 0.5	$ 2.9	—
TRIP Rail Master Funding secured railcar equipment notes	$ 1.1	—	—	$ 1.7
2008 debt issuance	$ 19.6	$ 19.7	$ 21.6	$ 17.0

[1]Based on fair value as of December 31, 2011

[2]Previously classified with interest rate swaps

During 2005 and 2006, we entered into interest rate swap transactions in anticipation of a future debt issuance. These instruments, with a notional amount of $200 million, fixed the interest rate on a portion of a future debt issuance associated with a railcar leasing transaction in 2006 and settled at maturity in the first quarter of 2006. These interest rate swaps were being accounted for as cash flow hedges with changes in the fair value of the instruments of $4.5 million in income recorded in AOCL through the date the related debt issuance closed in May 2006. The balance is being amortized over the term of the related debt. The effect on interest expense is due to amortization of the AOCL balance.

In anticipation of a future debt issuance, we entered into interest rate swap transactions during the fourth quarter of 2006 and during 2007. These instruments, with a notional amount of $370 million, hedged the interest rate on a portion of a future debt issuance associated with an anticipated railcar leasing transaction, which closed in May 2008. These instruments settled during the second quarter of 2008 and were accounted for as cash flow hedges with changes in the fair value of the instruments of $24.5 million recorded as a loss in AOCL through the date the related debt issuance closed in May 2008. The balance is being amortized over the term of the related debt. The effect on interest expense is due to amortization of the AOCL balance.

During 2008, we entered into interest rate swap transactions, with a notional amount of $200 million, which were being used to hedge our exposure to changes in the variable interest rate associated with our TILC warehouse facility. The effect on interest expense included the mark to market valuation on the interest rate swap transactions and monthly interest settlements. These interest rate hedges expired during the fourth quarter of 2010.

In May 2008, we entered into an interest rate swap transaction that is being used to fix the LIBOR component of the debt issuance which closed in May 2008. The effect on interest expense results primarily from monthly interest settlements. In 2009, $1.0 million in unrealized derivative losses were reclassified from AOCL to interest expense that was related to a partial retirement of the debt issuance in the fourth quarter of 2009.

Between 2007 and 2009, TRIP Holdings, as required by its warehouse loan agreement, entered into interest rate swap transactions, all of which qualified as cash flow hedges, to reduce the effect of changes in variable interest rates. In July 2011, these interest rate hedges were terminated in connection with the refinancing of the TRIP Warehouse Loan. Balances included in AOCL at the date the hedges were terminated are being amortized over the expected life of the new debt with $6.0 million of additional interest expense expected to be recognized during the next twelve months following December 31, 2011. Also in July 2011, TRIP Holdings' wholly-owned subsidiary, TRIP Rail Master Funding, entered into an interest rate swap transaction with a notional amount of $94.1 million to reduce the effect of changes in variable interest rates associated with the Class A-1b secured railcar equipment notes.

See Note 11 Debt for a discussion of the related debt instruments.

Other Derivatives

	Effect on operating income – increase/(decrease)		
	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Fuel hedges[1]			
Effect of mark to market valuation	**$ 0.0**	$ 0.0	$ (0.3)
Settlements	**0.4**	(0.1)	(1.2)
	$ 0.4	$ (0.1)	$ (1.5)
Foreign exchange hedges[2]	**$ 0.1**	$ (0.9)	$ (1.9)

[1]Included in cost of revenues in the accompanying consolidated statement of operations
[2]Included in other, net in the accompanying consolidated statement of operations

Natural gas and diesel fuel

We maintain a program to mitigate the impact of fluctuations in the price of natural gas and diesel fuel purchases. The intent of the program is to protect our operating profit from adverse price changes by entering into derivative instruments. For those instruments that do not qualify for hedge accounting treatment, any changes in their valuation are recorded directly to the consolidated statement of operations. The amount recorded in the consolidated balance sheets as of December 31, 2011 and 2010 for these instruments was not significant.

Foreign exchange hedge

We enter into foreign exchange hedges to mitigate the impact on operating profit of unfavorable fluctuations in foreign currency exchange rates. These instruments are short term with quarterly maturities and no remaining balance in AOCL as of December 31, 2011 and 2010.

Zinc

We maintain a program to mitigate the impact of fluctuations in the price of zinc purchases. The intent of this program is to protect our operating profit from adverse price changes by entering into derivative instruments. The effect of these derivative instruments on the consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 was not significant.

Stock-Based Compensation

We have a stock-based compensation plan covering our employees and our Board of Directors. See Note 16 of the Notes to Consolidated Financial Statements.

Employee Retirement Plans

As disclosed in Note 14 of the Notes to Consolidated Financial Statements, the projected benefit obligation for the employee retirement plans exceeds the plans' assets by $74.2 million as of December 31, 2011 as compared to $44.7 million as of December 31, 2010. The change was primarily due to actual investment returns falling short of previous actuarial estimates and a fifty basis point reduction in the obligation discount rate assumption. We continue to sponsor an employee savings plan under the existing 401(k) plan that covers substantially all employees and includes both a company matching contribution and an annual retirement contribution of up to 3% each of eligible compensation based on our performance, as well as a Supplemental Profit Sharing Plan. Both the annual retirement contribution and the company matching contribution are discretionary, requiring board approval, and made annually with the investment of the funds directed by the participants.

Employer contributions for the year ending December 31, 2012 are expected to be $17.3 million for the defined benefit plans compared to $15.4 million contributed during 2011. Employer contributions to the 401(k) plans and the Supplemental Profit Sharing Plan for the year ending December 31, 2012 are expected to be $9.3 million compared to $8.2 million during 2011.

During the first quarter of 2009, the Company amended its Supplemental Retirement Plan (the "Supplemental Plan") to reduce future retirement plan costs. This amendment provided that all benefit accruals under the Supplemental Plan cease effective March 31, 2009, and the Supplemental Plan was frozen as of that date. In addition, the Company amended the Trinity Industries, Inc. Standard Pension Plan (the "Pension Plan"). This amendment was designed to reduce future pension costs and provided that, effective March 31, 2009, all future benefit accruals under the Pension Plan automatically cease for all participants, and the accrued benefits under the Pension Plan were determined and frozen as of that date. Accordingly, as a result of these amendments, accrued pension liability was reduced by $44.1 million with an offsetting reduction in funded status of pension liability included in AOCL.

Contractual Obligations and Commercial Commitments

As of December 31, 2011, we had the following contractual obligations and commercial commitments:

Contractual Obligations and Commercial Commitments	Total	Payments Due by Period			
		1 Year or Less	2-3 Years	4-5 Years	After 5 Years
			(in millions)		
Debt and capital lease obligations:					
Debt:					
Parent and wholly-owned subsidiaries, excluding unamortized debt discount	$ 2,124.9	$ 80.0	$ 452.5	$ 503.2	$ 1,089.2
TRIP Holdings	901.2	41.0	142.5	65.3	652.4
Capital lease obligations	48.6	2.8	6.0	6.8	33.0
Interest	1,055.2	153.1	281.1	229.4	391.6
	4,129.9	276.9	882.1	804.7	2,166.2
Operating leases	12.6	4.3	4.1	2.3	1.9
Obligations for purchase of goods and services[1]	399.6	388.8	10.3	0.5	—
Letters of credit	74.1	69.2	4.9	—	—
Leasing Group — operating leases related to sale/leaseback transactions	633.5	52.8	106.5	99.0	375.2
Other	10.9	5.6	3.0	2.3	—
Total	$ 5,260.6	$ 797.6	$1,010.9	$ 908.8	$ 2,543.3

[1] Includes $347.5 million in purchase obligations for raw materials and components principally by the Rail, Inland Barge, and Energy Equipment Groups.

As of December 31, 2011 and 2010, we had approximately $65.8 million and $48.0 million, respectively, of tax liabilities, including interest and penalties, related to uncertain tax positions. Because of the high degree of uncertainty regarding the timing of future cash outflows associated with these liabilities, we are unable to estimate the years in which settlement will occur with the respective taxing authorities. See Note 13 of the Notes to Consolidated Financial Statements.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, inventories, property, plant, and equipment, goodwill, income taxes, warranty obligations, insurance, restructuring costs, contingencies, and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventory

We state all our inventories at the lower of cost or market. Our policy related to excess and obsolete inventory requires the inventory to be analyzed at the business unit level on a quarterly basis and to record any required adjustments. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. It is possible that changes in required inventory reserves may occur in the future due to then current market conditions.

Long-lived Assets

We periodically evaluate the carrying value of long-lived assets to be held and used for potential impairment. The carrying value of long-lived assets to be held and used is considered impaired only when the carrying value is not recoverable through undiscounted future cash flows and the fair value of the assets is less than its carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved or market quotes as available. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced by the estimated cost to dispose of the assets.

Goodwill

Goodwill is required to be tested for impairment annually, or on an interim basis, whenever events or circumstances change, indicating that the carrying amount of the goodwill might be impaired. The goodwill impairment test is a two-step process requiring the comparison of the reporting unit's estimated fair value with the carrying amount of its net assets. Step two of the impairment test is necessary to determine the amount of goodwill impairment to be recorded when the reporting unit's recorded net assets exceed its fair value. Impairment is assessed at the "reporting unit" level by applying a fair value-based test for each unit with recorded goodwill. The estimates and judgments that most significantly affect the fair value calculations are assumptions related to revenue and operating profit growth, discount rates and exit multiples. Due to an overall market decline for products in the Rail Group during the second quarter of 2009, we concluded that indications of impairment existed that required an interim goodwill impairment analysis. Accordingly, we tested the Rail Group's goodwill for impairment as of June 30, 2009 and recorded a charge of $325.0 million during the second quarter of 2009. As of December 31, 2011, the Company's annual impairment test of goodwill was completed at the reporting unit level and no additional impairment charges were determined to be necessary. See Note 1 of the Notes to Consolidated Financial Statements for further explanation.

Given the uncertainties of the economy and its potential impact on our businesses, there can be no assurance that our estimates and assumptions regarding the fair value of our reporting units, made for the purposes of the long-lived asset and goodwill impairment tests, will prove to be accurate predictions of the future. If our assumptions regarding forecasted cash flows are not achieved, it is possible that additional impairments of remaining goodwill and long-lived assets may be required.

Warranties

The Company provides warranties against workmanship and materials defects generally ranging from one to five years depending on the product. The warranty costs are estimated using a two-step approach. First, an engineering estimate is made for the cost of all claims that have been filed by a customer. Second, based on historical claims experience, a cost is accrued for all products still within a warranty period for which no claims have been filed. The Company provides for the estimated cost of product warranties at the time revenue is recognized related to products covered by warranties and assesses the adequacy of the resulting reserves on a quarterly basis.

Insurance

We are effectively self-insured for workers' compensation claims. A third-party administrator processes all such claims. We accrue our workers' compensation liability based upon independent actuarial studies. To the extent actuarial assumptions change and claims experience rates differ from historical rates, our liability may change.

Contingencies and Litigation

The Company is involved in claims and lawsuits incidental to our business. Based on information currently available, it is management's opinion that the ultimate outcome of all current litigation and other claims, including settlements, in the aggregate will not have a material adverse effect on the Company's overall financial condition for purposes of financial reporting. However, resolution of certain claims or lawsuits by settlement or otherwise could impact the operating results of the reporting period in which such resolution occurs.

Environmental

We are involved in various proceedings related to environmental matters. We have provided reserves to cover probable and estimable liabilities with respect to such proceedings, taking into account currently available information and our contractual rights of indemnification. However, estimates of future response costs are necessarily imprecise. Accordingly, there can be no assurance that we will not become involved in future litigation or other proceedings or, if we were found to be responsible or liable in any litigation or proceeding, that such costs would not be material to us.

Income Taxes

The Company accounts for income taxes under the asset and liability method prescribed by ASC 740. See Note 13 in the Notes to Consolidated Financial Statements. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases using currently enacted tax rates. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Management is required to estimate the timing of the recognition of deferred tax assets and liabilities, make assumptions about the future deductibility of deferred tax assets and assess deferred tax liabilities based on enacted law and tax rates for the appropriate tax jurisdictions to determine the amount of such deferred tax assets and liabilities. Changes in the calculated deferred tax assets and liabilities may occur in certain circumstances, including statutory income tax rate changes, statutory tax law changes, changes in the anticipated timing of recognition of deferred tax assets and liabilities or changes in the structure or tax status of the Company. The Company assesses whether a valuation allowance should be established against its deferred tax assets based on consideration of all available evidence, both positive and negative, using a more likely than not standard. This assessment considers, among other matters, the nature, frequency and severity of recent losses; a forecast of future profitability; the duration of statutory carryback and carryforward periods; the Company's experience with tax attributes expiring unused; and tax planning alternatives.

At December 31, 2011, the Company, excluding TRIP Holdings, had $124.2 million of Federal consolidated net operating loss carryforwards, after the estimated current year utilization of $42.9 million, and tax-effected $5.6 million of state loss carryforwards. TRIP Holdings had $383.3 million in Federal tax loss carryforwards at December 31, 2011. Because TRIP Holdings files a separate tax return from the Company, its tax loss carryforwards can only be used by TRIP Holdings and cannot be used to offset future taxable income of the Company. The Federal tax loss carryforwards are due to expire between 2024 and 2031. Our ability to utilize the tax loss carryforwards that were acquired as part of the Quixote acquisition against future taxable income is subject to restrictions under the Internal Revenue Code. We have established a valuation allowance for Federal, state, and foreign tax operating losses which may not be realizable.

At times, we may claim tax benefits that may be challenged by a tax authority. We recognize tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for "unrecognized tax benefits" is recorded for any tax benefits claimed in our tax returns that do not meet these recognition and measurement standards.

Pensions

The Company sponsors defined benefit plans which provide retirement income and death benefits for certain eligible employees. The Company's pension costs and liabilities are primarily determined using actuarial assumptions regarding the long-term rate of return on plan assets and the discount rate used to determine the present value of future benefit obligations The compensation increase rate assumption pertains solely to the pension plan of the Company's Inland Barge segment as the accrued benefits of the Company's remaining pension plans were frozen in 2009. Pension assumptions are reviewed annually by outside actuaries and the Company's management. These actuarial assumptions are summarized in the following table:

	Year Ended December 31,		
	2011	**2010**	**2009**
Assumptions used to determine benefit obligations at the annual measurement date were:			
Obligation discount rate	**5.40%**	5.90%	6.10%
Compensation increase rate	**3.00%**	3.00%	3.00%
Assumptions used to determine net periodic benefit costs were:			
Obligation discount rate	**5.90%**	6.10%	6.50%
Long-term rate of return on plan assets	**7.75%**	7.75%	7.75%
Compensation increase rate	**3.00%**	3.00%	4.00%

The obligation discount rate assumption is determined by deriving a single discount rate from a theoretical settlement portfolio of high quality corporate bonds sufficient to provide for the plans' projected benefit payments. The expected long-term rate of return on plan assets is an assumption reflecting the anticipated weighted average rate of earnings on the portfolio over the long-term. To arrive at this rate, we developed estimates based upon the anticipated performance of the assets in its portfolio. The effect of a change in either of these assumptions on the net retirement cost for the year ended December 31, 2011 and on the projected benefit obligations at December 31, 2011 is summarized as follows:

	Effect on Net Retirement Cost for the Year Ended December 31, 2011		Effect on Projected Benefit Obligations at December 31, 2011	
	Increase/(decrease) (in millions)			
Assumptions:				
Obligation discount rate:				
Increase of 50 basis points	$	(0.2)	$	(22.1)
Decrease of 50 basis points	$	0.4	$	23.5
Long-term rate of return on plan assets:				
Increase of 50 basis points	$	(1.5)	$	—
Decrease of 50 basis points	$	1.5	$	—

Recent Accounting Pronouncements

See Note 1 of the Notes to Consolidated Financial Statements.

Forward-Looking Statements

This annual report on Form 10-K (or statements otherwise made by the Company or on the Company's behalf from time to time in other reports, filings with the SEC, news releases, conferences, World Wide Web postings or otherwise) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not historical facts are forward-looking statements and involve risks and uncertainties. These forward-looking statements include expectations, beliefs, plans, objectives, future financial performances, estimates, projections, goals, and forecasts. Trinity uses the words "anticipates," "believes," "estimates," "expects," "intends," "forecasts," "may," "will," "should," and similar expressions to identify these forward-looking statements. Potential factors, which could cause our actual results of operations to differ materially from those in the forward-looking statements include, among others:

- market conditions and demand for our business products and services;
- the cyclical nature of industries in which we compete;
- variations in weather in areas where our construction products are sold, used, or installed;
- naturally-occurring events and disasters causing disruption to our manufacturing, product deliveries, and production capacity, thereby giving rise to an increase in expenses, loss of revenue, and property losses;
- the timing of introduction of new products;
- the timing and delivery of customer orders or a breach of customer contracts;
- the credit worthiness of customers and their access to capital;
- product price changes;
- changes in mix of products sold;
- the extent of utilization of manufacturing capacity;
- availability and costs of steel, component parts, supplies, and other raw materials;
- competition and other competitive factors;
- changing technologies;

- surcharges and other fees added to fixed pricing agreements for steel, component parts, supplies and other raw materials;
- interest rates and capital costs;
- counter-party risks for financial instruments;
- long-term funding of our operations;
- taxes;
- the stability of the governments and political and business conditions in certain foreign countries, particularly Mexico;
- changes in import and export quotas and regulations;
- business conditions in emerging economies;
- costs and results of litigation; and
- legal, regulatory, and environmental issues.

Any forward-looking statement speaks only as of the date on which such statement is made. Trinity undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Our earnings could be affected by changes in interest rates due to the impact those changes have on our variable rate debt obligations, which represented approximately 30.8% of our total debt as of December 31, 2011. If interest rates average one percentage point more in fiscal year 2012 than they did during 2011, our interest expense would increase by $3.9 million, after considering the effects of interest rate hedges. In comparison, at December 31, 2010, we estimated that if interest rates averaged one percentage point more in fiscal year 2011 than they did during the year ended December 31, 2010, our interest expense would increase by $3.0 million. The impact of an increase in interest rates was determined based on the impact of the hypothetical change in interest rates and scheduled principal payments on our variable-rate debt obligations as of December 31, 2011 and 2010. A one percentage point increase in the interest rate yield would decrease the fair value of the fixed rate debt by approximately $166.8 million. A one percentage point decrease in the interest rate yield would increase the fair value of the fixed rate debt by approximately $193.1 million.

Trinity uses derivative instruments to mitigate the impact of increases in natural gas, diesel fuel prices, and zinc. Existing hedge transactions as of December 31, 2011 are based on the New York Mercantile Exchange for natural gas and heating oil. Hedge transactions are settled with the counterparty in cash. At December 31, 2011 and December 31, 2010 the effect on the consolidated balance sheets was insignificant. The effect on the consolidated statement of operations for the year ended December 31, 2011 was operating income of $0.2 million, and for the year ended December 31, 2010 was operating expense of $0.1 million. We estimate that the impact to earnings and the balance sheet that could result from hypothetical price changes of up to 10% is not significant based on hedge positions at December 31, 2011.

In addition, we are subject to market risk related to our net investments in our foreign subsidiaries. The net investment in foreign subsidiaries as of December 31, 2011 was $188.4 million. The impact of such market risk exposures as a result of foreign exchange rate fluctuations has not been material to us. See Note 12 of the Notes to Consolidated Financial Statements.

Item 8. ***Financial Statements and Supplementary Data.***

Trinity Industries, Inc.

Index to Financial Statements

Due to the adoption of an accounting pronouncement, Accounting Standards Codification ("ASC") 810-10, which became effective January 1, 2010, the Consolidated Balance Sheets as of December 31, 2011 and 2010, and the Consolidated Statements of Operations, Cash Flows, and Stockholder's Equity for the years ended December 31, 2011 and 2010, include the financial position and results of operations of TRIP Rail Holdings LLC ("TRIP Holdings") and its subsidiary. See Notes 1 and 6 of the Notes to Consolidated Financial Statements for an explanation of the effect of this pronouncement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Trinity Industries, Inc.

We have audited Trinity Industries, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Trinity Industries, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Trinity Industries, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Trinity Industries, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2011 of Trinity Industries, Inc. and Subsidiaries and our report dated February 16, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Dallas, Texas
February 16, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Trinity Industries, Inc.

We have audited the accompanying consolidated balance sheets of Trinity Industries, Inc. and Subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trinity Industries, Inc. and Subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, during the year ended December 31, 2010, the Company adopted a new accounting standard relating to consolidation of variable interest entities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Trinity Industries, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Dallas, Texas
February 16, 2012

Trinity Industries, Inc. and Subsidiaries
Consolidated Statements of Operations

	Year Ended December 31,		
	2011	2010	2009
	(in millions, except per share data)		
Revenues:			
Manufacturing	$ 2,523.7	$ 1,691.0	$ 2,050.7
Leasing	551.4	464.5	370.2
	3,075.1	2,155.5	2,420.9
Operating costs:			
Cost of revenues:			
Manufacturing	2,164.7	1,434.7	1,712.5
Leasing	290.3	244.0	226.7
Other	27.9	10.9	25.7
	2,482.9	1,689.6	1,964.9
Selling, engineering, and administrative expenses:			
Manufacturing	142.2	132.3	142.5
Leasing	23.4	20.1	12.9
Other	43.5	33.9	30.7
	209.1	186.3	186.1
Goodwill impairment	—	—	325.0
Gain on disposition of property, plant, and equipment:			
Net gains on lease fleet sales	16.2	6.6	18.4
Disposition of flood-damaged property, plant, and equipment	17.6	9.7	—
Other	8.4	7.9	5.8
	42.2	24.2	24.2
Total operating profit (loss)	425.3	303.8	(30.9)
Other (income) expense:			
Interest income	(1.5)	(1.4)	(1.7)
Interest expense	185.3	182.1	123.2
Other, net	4.0	6.8	(5.3)
	187.8	187.5	116.2
Income (loss) before income taxes	237.5	116.3	(147.1)
Provision (benefit) for income taxes:			
Current	30.9	(19.2)	14.4
Deferred	60.9	60.1	(23.8)
	91.8	40.9	(9.4)
Net income (loss)	145.7	75.4	(137.7)
Net income attributable to noncontrolling interest	3.5	8.0	—
Net income (loss) attributable to Trinity Industries, Inc.	$ 142.2	$ 67.4	$ (137.7)
Net income (loss) attributable to Trinity Industries, Inc. per common share:			
Basic	$ 1.77	$ 0.85	$ (1.81)
Diluted	$ 1.77	$ 0.85	$ (1.81)
Weighted average number of shares outstanding:			
Basic	77.5	76.8	76.4
Diluted	77.8	77.0	76.4
Dividends declared per common share	$ 0.35	$ 0.32	$ 0.32

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31, 2011	December 31, 2010
	(in millions)	
ASSETS		
Cash and cash equivalents	**$ 351.1**	$ 354.0
Short-term marketable securities	—	158.0
Receivables, net of allowance for doubtful accounts of $8.3 and $5.5	**384.3**	232.0
Income tax receivable	**1.6**	7.4
Inventories:		
Raw materials and supplies	**324.8**	169.4
Work in process	**125.6**	83.3
Finished goods	**99.5**	78.6
	549.9	331.3
Restricted cash, including TRIP Holdings of $74.6 and $46.0	**240.3**	207.1
Property, plant, and equipment, at cost, including TRIP Holdings of $1,257.7 and $1,282.1	**5,407.9**	5,202.2
Less accumulated depreciation, including TRIP Holdings of $122.7 and $90.3	**(1,228.4)**	(1,090.2)
	4,179.5	4,112.0
Goodwill	**225.9**	197.6
Other assets	**188.4**	160.6
	$ 6,121.0	$ 5,760.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	**$ 207.4**	$ 132.8
Accrued liabilities	**421.3**	375.6
Debt:		
Recourse, net of unamortized discount of $99.8 and $111.1	**457.7**	450.3
Non-recourse:		
Parent and wholly-owned subsidiaries	**1,616.0**	1,453.5
TRIP Holdings	**901.2**	1,003.9
	2,974.9	2,907.7
Deferred income	**38.7**	33.6
Deferred income taxes	**434.7**	391.0
Other liabilities	**95.7**	73.6
	4,172.7	3,914.3
Stockholders' equity:		
Preferred stock — 1.5 shares authorized and un-issued	—	—
Common stock — shares authorized — 200.0; shares issued and outstanding at December 31, 2011 — 81.7; at December 31, 2010 — 81.7	**81.7**	81.7
Capital in excess of par value	**626.5**	606.1
Retained earnings	**1,314.7**	1,200.5
Accumulated other comprehensive loss	**(134.0)**	(95.5)
Treasury stock — at December 31, 2011 — 1.5 shares; at December 31, 2010 — 1.9 shares	**(25.1)**	(28.0)
	1,863.8	1,764.8
Noncontrolling interest	**84.5**	80.9
	1,948.3	1,845.7
	$ 6,121.0	$ 5,760.0

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Operating activities:			
Net income (loss)	$ 145.7	$ 75.4	$ (137.7)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Goodwill impairment	—	—	325.0
Depreciation and amortization	192.9	189.6	160.8
Stock-based compensation expense	23.5	15.7	13.5
Excess tax benefits from stock-based compensation	(3.2)	(0.6)	—
Provision (benefit) for deferred income taxes	60.9	60.1	(23.8)
Net gains on sales of railcars owned more than one year at the time of sale	(16.2)	(6.6)	(18.4)
Gain on disposition of property, plant, equipment, and other assets	(8.4)	(7.9)	(5.8)
Gain on disposition of flood-damaged property, plant, and equipment	(17.6)	(9.7)	—
Other	19.3	5.0	8.8
Changes in assets and liabilities:			
(Increase) decrease in receivables	(146.3)	(62.2)	91.5
(Increase) decrease in income tax receivable	5.8	3.8	87.5
(Increase) decrease in inventories	(212.2)	(88.7)	380.1
(Increase) decrease in other assets	(13.5)	27.8	(24.1)
Increase (decrease) in accounts payable	73.1	53.4	(140.8)
Increase (decrease) in accrued liabilities	(14.2)	(59.5)	(20.5)
Increase (decrease) in other liabilities	14.7	(25.1)	11.2
Net cash provided by operating activities	104.3	170.5	707.3
Investing activities:			
(Increase) decrease in short-term marketable securities	158.0	(88.0)	(70.0)
Proceeds from sales of railcars owned more than one year at the time of sale	60.6	33.6	154.3
Proceeds from lease fleet sales — sale and leaseback	44.4	—	103.6
Proceeds from disposition of property, plant, equipment, and other assets	11.2	38.9	15.1
Proceeds from disposition of flood-damaged property, plant, and equipment	23.3	12.0	—
Capital expenditures — leasing, net of railcars owned one year or less at the time of sale	(258.6)	(213.8)	(343.0)
Capital expenditures — manufacturing and other	(52.0)	(29.0)	(47.4)
Capital expenditures — replacement of flood-damaged property, plant, and equipment	(29.4)	(12.0)	—
Acquisitions, net of cash acquired	(42.5)	(49.9)	—
Net cash required by investing activities	(85.0)	(308.2)	(187.4)
Financing activities:			
Proceeds from issuance of common stock, net	2.1	1.7	1.1
Excess tax benefits from stock-based compensation	3.2	0.6	—
Payments to retire debt — assumed debt of Quixote	—	(40.0)	—
Payments to retire debt — other	(1,113.0)	(363.9)	(294.0)
Proceeds from issuance of debt	1,145.9	363.5	281.1
Stock repurchases	—	—	(6.3)
(Increase) decrease in restricted cash	(33.2)	(25.4)	(26.5)
Purchase of additional interest in TRIP Holdings	—	(28.6)	—
Dividends paid to common shareholders	(27.2)	(25.4)	(25.3)
Distribution to noncontrolling interest	—	(2.6)	—
Net cash (required) provided by financing activities	(22.2)	(120.1)	(69.9)
Net (decrease) increase in cash and cash equivalents	(2.9)	(257.8)	450.0
Cash and cash equivalents at beginning of period	354.0	611.8	161.8
Cash and cash equivalents at end of period	$ 351.1	$ 354.0	$ 611.8

Interest paid for the years ended December 31, 2011, 2010, and 2009, was $154.9 million, $160.5 million, and $101.4 million, respectively. There was no capitalized interest in the years ended December 31, 2011, 2010, and 2009. Tax payments made, net of refunds received, for the year ended December 31, 2011 were $2.5 million. Tax refunds received, net of payments made, for the years ended December 31, 2010 and 2009 were $16.0 million and $85.6 million, respectively.

Non-cash investing and financing activity: During the year ended December 31, 2009, the Company acquired $56.6 million of equipment on lease through the assumption of capital lease obligations.

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Common Stock					Treasury Stock				
	Shares	$1 Par Value	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Shares	Cost	Trinity Stockholders' Equity	Noncontrolling Interest	Total Stockholders' Equity
	(in millions, except par value)									
Balances at December 31, 2008	81.7	$ 81.7	$ 612.7	$1,427.0	$ (161.3)	(2.3)	$(47.8)	$ 1,912.3	$ —	$ 1,912.3
Net loss	—	—	—	(137.7)	—	—	—	(137.7)	—	(137.7)
Other comprehensive loss, net of tax:										
Change in funded status of pension liability	—	—	—	—	35.6	—	—	35.6	—	35.6
Unrealized gain on derivative financial instruments	—	—	—	—	27.8	—	—	27.8	—	27.8
Other changes	—	—	—	—	(0.1)	—	—	(0.1)	—	(0.1)
Comprehensive net loss								(74.4)	—	(74.4)
Cash dividends on common stock	—	—	—	(25.3)	—	—	—	(25.3)	—	(25.3)
Restricted shares issued, net	—	—	(12.6)	—	—	0.5	12.6	—	—	—
Shares repurchased	—	—	—	—	—	(0.8)	(6.3)	(6.3)	—	(6.3)
Stock options exercised	—	—	(0.6)	—	—	0.1	1.7	1.1	—	1.1
Income tax expense from stock options exercised	—	—	(2.1)	—	—	—	—	(2.1)	—	(2.1)
Stock-based compensation expense	—	—	1.0	—	—	—	—	1.0	—	1.0
Other	—	—	—	(0.1)	—	—	0.1	—	—	—
Balances at December 31, 2009	81.7	$ 81.7	$ 598.4	$1,263.9	$ (98.0)	(2.5)	$(39.7)	$ 1,806.3	$ —	$ 1,806.3
Cumulative effect of consolidating TRIP Holdings (see Notes 1 and 6)	—	—	—	(105.4)	—	—	—	(105.4)	129.9	24.5
Balances at December 31, 2009 as adjusted	81.7	81.7	598.4	1,158.5	(98.0)	(2.5)	(39.7)	1,700.9	129.9	1,830.8
Net income	—	—	—	67.4	—	—	—	67.4	8.0	75.4
Other comprehensive income (loss), net of tax:										
Change in funded status of pension liability	—	—	—	—	8.7	—	—	8.7	—	8.7
Unrealized loss on derivative financial instruments	—	—	—	—	(7.3)	—	—	(7.3)	(9.1)	(16.4)
Other changes	—	—	—	—	1.1	—	—	1.1	—	1.1
Comprehensive net income (loss)								69.9	(1.1)	68.8
Purchase of additional interest in TRIP Holdings	—	—	10.3	—	—	—	—	10.3	(47.9)	(37.6)
Cash dividends on common stock	—	—	—	(25.4)	—	—	—	(25.4)	—	(25.4)
Restricted shares issued, net	—	—	(2.3)	—	—	0.4	9.2	6.9	—	6.9
Stock options exercised	—	—	(0.8)	—	—	0.1	2.5	1.7	—	1.7
Income tax expense from stock options exercised	—	—	(0.2)	—	—	—	—	(0.2)	—	(0.2)
Stock-based compensation expense	—	—	0.6	—	—	—	—	0.6	—	0.6
Other	—	—	0.1	—	—	0.1	—	0.1	—	0.1
Balances at December 31, 2010	81.7	$ 81.7	$ 606.1	$1,200.5	$ (95.5)	(1.9)	$(28.0)	$ 1,764.8	$ 80.9	$ 1,845.7
Net income	—	—	—	142.2	—	—	—	142.2	3.5	145.7
Other comprehensive income, net of tax:										
Change in funded status of pension liability	—	—	—	—	(28.6)	—	—	(28.6)	—	(28.6)
Unrealized loss on derivative financial instruments	—	—	—	—	0.1	—	—	0.1	0.1	0.2
Comprehensive net income								113.7	3.6	117.3
Cash dividends on common stock	—	—	—	(28.0)	—	—	—	(28.0)	—	(28.0)
Restricted shares issued, net	—	—	6.7	—	—	0.2	0.3	7.0	—	7.0
Stock options exercised	—	—	(0.5)	—	—	0.2	2.6	2.1	—	2.1
Income tax benefit from stock options exercised	—	—	3.5	—	—	—	—	3.5	—	3.5
Stock-based compensation expense	—	—	0.6	—	—	—	—	0.6	—	0.6
Reclassification of purchase of additional interest in TRIP Holdings	—	—	15.5	—	(15.5)	—	—	—	—	—
Tax expense allocation related to TRIP Holdings unrealized loss on derivative financial instruments	—	—	(5.5)	—	5.5	—	—	—	—	—
Other	—	—	0.1	—	—	—	—	0.1	—	0.1
Balances at December 31, 2011	81.7	$ 81.7	$ 626.5	$1,314.7	$ (134.0)	(1.5)	$(25.1)	$ 1,863.8	$ 84.5	$ 1,948.3

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements of Trinity Industries, Inc. and its consolidated subsidiaries ("Trinity", "Company", "we" or "our") include the accounts of all majority owned subsidiaries. The equity method of accounting is used for companies in which the Company has significant influence and 50% or less ownership. All significant intercompany accounts and transactions have been eliminated.

On January 1, 2010, the Company adopted the provisions of a new accounting standard, Accounting Standards Codification ("ASC") 810-10, requiring the inclusion of the consolidated financial statements of TRIP Holdings and subsidiary in the consolidated financial statements of the Company as of January 1, 2010. Prior to January 1, 2010, the Company's investment in TRIP Holdings was accounted for using the equity method. Accordingly, the consolidated balance sheets of the Company as of December 31, 2011 and 2010 and the consolidated statements of operations, cash flows, and stockholders' equity for the years ended December 31, 2011 and 2010 include the accounts of all subsidiaries including TRIP Holdings. As a result of adopting this pronouncement, we determined the effects on Trinity's consolidated financial statements as if TRIP Holdings had been included in the Company's consolidated financial statements from TRIP Holdings' inception and recorded a charge to retained earnings of $105.4 million, net of $57.7 million of tax benefit, and a noncontrolling interest of $129.9 million as of January 1, 2010. Prior periods were not restated. All significant intercompany accounts and transactions have been eliminated. Profits have been deferred on sales of railcars from the Rail or Leasing Group to TRIP Holdings and will be amortized over the life of the related equipment. Additionally, any future profits on the sale of railcars to TRIP Holdings will be deferred and amortized over the life of the related equipment. The noncontrolling interest represents the non-Trinity equity interest in TRIP Holdings. In September 2010, Trinity increased its ownership interest in TRIP Holdings to 57%. The effect of adopting this accounting standard was an increase to income from continuing operations and net income attributable to Trinity Industries, Inc. of $5.3 million or $0.07 per share in 2010. See Note 6 Investment in TRIP Holdings for further discussion.

Stockholders' Equity

On December 9, 2010, the Company's Board of Directors authorized a $200 million share repurchase program, effective January 1, 2011. This program replaced the Company's previous share repurchase program and expires December 31, 2012. No shares were repurchased under this program for the year ended December 31, 2011.

For the quarter ended June 30, 2011, an amount of $15.5 million was reclassified between capital in excess of par value and accumulated other comprehensive loss to properly reflect the additional amount of accumulated unrealized loss on derivative financial instruments attributable to the Company after the purchase of additional interests in TRIP Holdings.

Revenue Recognition

Revenues for contracts providing for a large number of units and few deliveries are recorded as the individual units are produced, inspected, and accepted by the customer as the risk of loss passes to the customer upon pre-delivery acceptance on these contracts. This occurs primarily in the Rail and Inland Barge Groups. Revenue from rentals and operating leases, including contracts which contain non-level fixed rental payments, is recognized monthly on a straight-line basis. Fees for shipping and handling are recorded as revenue. For all other products, we recognize revenue when products are shipped or services are provided.

Effective December 31, 2011, the Company adopted the emerging industry policy of recognizing revenue from the sales of railcars from the lease fleet on a gross basis in leasing revenues and cost of revenues if the railcar has been owned by the lease fleet for one year or less at the time of sale. Sales of railcars from the lease fleet that have been owned by the lease fleet for more than one year are recognized as a net gain or loss from the disposal of a long-term asset. Prior year reported balances have been reclassified to conform to this policy resulting in a decrease in revenue of $33.6 million and $154.3 million for the years ended December 31, 2010 and 2009, respectively. Additionally, this change resulted in additional cash flow provided by operating activities with an offsetting decrease in cash flow from investing activities of $0.3 million and $2.1 million for the years ended December 31, 2010 and 2009, respectively.

Income Taxes

The liability method is used to account for income taxes. Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances reduce deferred tax assets to an amount that will more likely than not be realized.

The Company regularly evaluates the likelihood of realization of tax benefits derived from positions it has taken in various federal and state filings after consideration of all relevant facts, circumstances, and available information. For those tax benefits deemed more likely than not that will be sustained, the Company recognizes the benefit it believes is cumulatively greater than 50% likely to be realized. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of recorded reserves, the effective tax rate in a given financial statement period could be materially impacted.

Financial Instruments

The Company considers all highly liquid debt instruments to be either cash and cash equivalents if purchased with a maturity of three months or less or short-term marketable securities if purchased with a maturity of more than three months and less than one year.

Financial instruments that potentially subject the Company to a concentration of credit risk are primarily cash investments, short-term marketable securities, and receivables. The Company places its cash investments and short-term marketable securities in bank deposits and investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to receivables are limited due to control procedures to monitor the credit worthiness of customers, the large number of customers in the Company's customer base, and their dispersion across different industries and geographic areas. As receivables are generally unsecured, the Company maintains an allowance for doubtful accounts based upon the expected collectability of all receivables. Receivable balances determined to be uncollectible are charged against the allowance. The carrying values of cash, receivables and accounts payable are considered to be representative of their respective fair values. One customer accounted for approximately 21% of the total receivables balance outstanding at December 31, 2011 and paid approximately 69% of their balance to date in 2012.

Inventories

Inventories are valued at the lower of cost or market, with cost determined principally on the first in first out method. Market is replacement cost or net realizable value. Work in process and finished goods include material, labor, and overhead.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives are: buildings and improvements — 3 to 30 years; leasehold improvements — the lesser of the term of the lease or 7 years; machinery and equipment — 2 to 10 years; information systems hardware and software — 2 to 5 years; and railcars in our lease fleet — generally 35 years. The costs of ordinary maintenance and repair are charged to operating costs while renewals and major replacements are capitalized.

Long-lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used for potential impairment. The carrying value of long-lived assets to be held and used is considered impaired only when their carrying value is not recoverable through undiscounted future cash flows and the fair value of the assets is less than their carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved or market quotes as available. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced for the estimated cost to dispose of the assets. Impairment losses were not material for the years ended December 31, 2011, 2010, and 2009.

Goodwill and Intangible Assets

Goodwill is required to be tested for impairment annually, or on an interim basis whenever events or circumstances change, indicating that the carrying amount of the goodwill might be impaired. The goodwill impairment test is a two-step process with step one requiring the comparison of the reporting unit's estimated fair value with the carrying amount of its net assets. Step two of the impairment test is necessary to determine the amount of goodwill impairment to be recorded when the reporting unit's recorded net assets exceed its fair value. Impairment is assessed at the "reporting unit" level by applying a fair value-based test for each unit with recorded goodwill. The estimates and judgments that most significantly affect the fair value calculations are assumptions related to revenue and operating profit growth, discount rates and exit multiples. Due to an overall market decline for products in the Rail Group during the second quarter of 2009, we concluded that indications of impairment existed that required an interim goodwill impairment analysis. Accordingly, we tested the Rail Group's goodwill for impairment as of June 30, 2009 and recorded a charge of $325.0 million during the second quarter of 2009. See Note 9 Goodwill for further explanation and results of this test. As of December 31, 2011 and 2010, the Company's annual impairment test of goodwill was completed at the reporting unit level and no additional impairment charges were determined to be necessary.

Intangible assets with defined useful lives, which as of December 31, 2011 had net book values of $24.7 million, are amortized over their estimated useful lives, and are also evaluated for potential impairment at least annually. Impairment losses were not material for the years ended December 31, 2011, 2010, and 2009.

Restricted Cash

Restricted cash consists of cash and cash equivalents that are held as collateral for the Company's non-recourse debt and lease obligations and as such are restricted in use.

Insurance

The Company is effectively self-insured for workers' compensation. A third party administrator is used to process claims. We accrue our workers' compensation liability based upon independent actuarial studies.

Warranties

Depending on the product, the Company provides warranties against materials and manufacturing defects generally ranging from one to five years. The warranty costs are estimated using a two-step approach. First, an engineering estimate is made for the cost of all claims that have been asserted by customers. Second, based on historical claims experience, a cost is accrued for all products still within a warranty period for which no claims have been filed. The Company provides for the estimated cost of product warranties at the time revenue is recognized related to products covered by warranties, and assesses the adequacy of the resulting reserves on a quarterly basis.

Foreign Currency Translation

Operations outside the United States prepare financial statements in currencies other than the United States dollar. The income statement amounts are translated at average exchange rates for the year, while the assets and liabilities are translated at year-end exchange rates. Translation adjustments are accumulated as a separate component of stockholders' equity and other comprehensive loss. The functional currency of our Mexico operations is considered to be the United States dollar.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive net income (loss) consists of net income (loss), foreign currency translation adjustments, the effective unrealized portions of changes in fair value of the Company's derivative financial instruments, and the change in the funded status of pension liabilities. See Note 15 Accumulated Other Comprehensive Loss ("AOCL"). All components are shown net of tax.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income," ("ASU 2011-05") which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, the Company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. ASU 2011-05 will be effective for public companies during the interim and annual periods beginning after Dec. 15, 2011 with early adoption permitted. Accordingly, the Company adopted this new standard on January 1,

2012. The adoption of ASU 2011-05 did not have an impact on the Company's consolidated financial position, results of operations or cash flows as it only requires a change in the format of the current presentation.

In June 2009, the FASB issued a new accounting standard, ASC 810-10, which amended the previous accounting rules for consolidation of variable interest entities. The new standard replaced the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly affect its economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, the new standard provided more timely and useful information about an enterprise's involvement with a variable interest entity. This standard was effective for annual reporting periods beginning after November 15, 2009. Accordingly, the Company adopted this new standard on January 1, 2010. See Note 6 Investment in TRIP Holdings for additional explanation of the effects of implementing this pronouncement as it applies to our investment in TRIP Holdings.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year balances have been reclassified in the Consolidated Statements of Operations and Cash Flows to conform to the 2011 presentations related to the presentation of lease fleet railcar sales. The effect of properly classifying deferred loan issuance costs incurred in the Consolidated Statements of Cash Flows from an operating activity within the change in other assets to a financing activity to properly state such costs as financing activities amounted to $6.6 million and $19.0 million for the years ended December 31, 2010 and 2009, respectively. See Note 19 Selected Quarterly Financial Data for further discussion.

Note 2. Acquisitions and Divestitures

For the year ended December 31, 2011, all of our acquisition and divestiture activity occurred in the Construction Products Group. This activity consisted of four acquisitions and one divestiture. In February 2010, the Company acquired Quixote Corporation ("Quixote"), a leading manufacturer of energy-absorbing highway crash cushions, truck-mounted attenuators, and other transportation products, for a total cost of $58.1 million. In addition, the Company assumed $40.0 million in debt that was subsequently retired in the first quarter of 2010. Based on its valuation of the net assets acquired, Trinity recorded goodwill of $22.7 million and $24.2 million in intangible assets primarily consisting of the acquisition-date fair value allocated to patents, trade names and customer relationships that are being amortized over their estimated economic life which generally ranges from four to twenty years and. As a result of the acquisition, the Company recorded transaction-related expenses of $4.6 million including a $1.5 million write-down of its pre-acquisition investment in Quixote classified as other selling, engineering, and administrative costs. In addition to the transaction-related expenses listed above, there was a $1.8 million reclassification of previously-recognized charges from AOCL to earnings representing the decline in fair value of the Company's pre-acquisition investment in Quixote, included in other, net in the consolidated statement of operations. See Note 12 Other, Net and Note 15 Accumulated Other Comprehensive Loss.

Acquisition and divestiture activity for 2011 and 2010 is summarized as follows. There was no acquisition and divestiture activity in 2009:

	Acquisitions			Divestitures		
	Total cost	Net cash paid during the year	Goodwill recorded	Proceeds	Gain recognized	Goodwill charged off
	(in millions)					
2011:						
Construction Products Group	**$ 56.4**	**$ 42.5**	**$ 29.3**	**$ 8.3**	**$ 0.7**	**$ 1.0**
2010:						
Construction Products Group						
Quixote	$ 58.1	$ 39.9	$ 22.7	$ —	$ —	$ —
Other	5.0	5.0	4.0	30.8	3.8	16.5
	63.1	44.9	26.7	30.8	3.8	16.5
Energy Equipment Group	7.4	5.0	6.6	—	—	—
	$ 70.5	$ 49.9	$ 33.3	$ 30.8	$ 3.8	$ 16.5

Note 3. Fair Value Accounting

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement as of December 31, 2011 (in millions)			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 246.6	$ —	$ —	$ 246.6
Restricted cash	240.3	—	—	240.3
Equity call agreement with TRIP Holdings equity investor[1]	—	—	0.7	0.7
Total assets	$ 486.9	$ —	$ 0.7	$ 487.6
Liabilities:				
Interest rate hedges[2]				
Wholly-owned subsidiary	$ —	$ 48.9	$ —	$ 48.9
TRIP Holdings	—	4.8	—	4.8
Equity put agreement with TRIP Holdings equity investor[3]	—	—	3.1	3.1
Fuel derivative instruments[2]	—	0.1	—	0.1
Total liabilities	$ —	$ 53.8	$ 3.1	$ 56.9

	Fair Value Measurement as of December 31, 2010 (in millions)			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 286.0	$ —	$ —	$ 286.0
Short-term marketable securities	158.0	—	—	158.0
Restricted cash	207.1	—	—	207.1
Fuel derivative instruments[1]	—	0.1	—	0.1
Total assets	$ 651.1	$ 0.1	$ —	$ 651.2
Liabilities:				
Interest rate hedges[2]				
Wholly-owned subsidiary	$ —	$ 45.7	$ —	$ 45.7
TRIP Holdings	—	48.3	—	48.3
Total liabilities	$ —	$ 94.0	$ —	$ 94.0

[1]Included in other assets on the consolidated balance sheet.
[2]Included in accrued liabilities on the consolidated balance sheet.
[3]Included in other liabilities on the consolidated balance sheet.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market to that asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to establish a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair values are listed below:

Level 1 – This level is defined as quoted prices in active markets for identical assets or liabilities. The Company's cash equivalents, short-term marketable securities, and restricted cash are instruments of the United States Treasury, fully-insured certificates of deposit or highly-rated money market mutual funds.

Level 2 – This level is defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company's fuel derivative instruments, which are commodity options, are valued using energy and commodity market data. Interest rate hedges are valued at exit prices obtained from each counterparty. See Note 7 Derivative Instruments and Note 11 Debt.

Level 3 – This level is defined as unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The equity put and call agreements with the TRIP equity investor are valued based on cash flow projections and certain assumptions regarding the likelihood of exercising the option under the related agreement. See Note 6 Investment in TRIP Holdings.

The carrying amounts and estimated fair values of our long-term debt were as follows:

	December 31, 2011		December 31, 2010	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
		(in millions)		
Recourse:				
Convertible subordinated notes	**$ 450.0**	**$ 439.4**	$ 450.0	$ 448.3
Less: unamortized discount	**(99.8)**		(111.1)	
	350.2		338.9	
Capital lease obligations	**48.6**	**48.6**	51.2	51.2
Term loan	**54.7**	**55.7**	57.4	54.2
Other	**4.2**	**4.2**	2.8	2.8
	457.7	**547.9**	450.3	556.5
Non-recourse:				
2006 secured railcar equipment notes	**269.3**	**278.5**	283.2	302.8
Promissory notes	**465.5**	**448.6**	493.8	482.2
2009 secured railcar equipment notes	**218.4**	**228.6**	229.2	256.1
2010 secured railcar equipment notes	**354.3**	**333.1**	367.1	345.5
TILC warehouse facility	**308.5**	**308.5**	80.2	80.2
TRIP Holdings senior secured notes	**61.2**	**61.6**	—	—
TRIP Master Funding secured railcar equipment notes	**840.0**	**834.9**	—	—
TRIP Holdings warehouse loan	**—**	**—**	1,003.9	994.0
	2,517.2	**2,493.8**	2,457.4	2,460.8
Total	**$ 2,974.9**	**$ 3,041.7**	$ 2,907.7	$ 3,017.3

The estimated fair value of our convertible subordinated notes was based on a quoted market price as of December 31, 2011 and 2010, respectively. The estimated fair values of our 2006, 2009, and 2010 secured railcar equipment notes, promissory notes, TRIP Holdings senior secured notes, TRIP Master Funding secured railcar equipment notes, TRIP Holdings warehouse loan, and term loan are based on our estimate of their fair value as of December 31, 2011 and 2010, respectively. These values were determined by discounting their future cash flows at the current market interest rate. The carrying value of our Trinity Industries Leasing Company ("TILC") warehouse facility approximates fair value because the interest rate adjusts to the market interest rate and the Company's credit rating has not changed since the loan agreement was renewed in February 2011. The fair values of all other financial instruments are estimated to approximate carrying value.

Note 4. Segment Information

The Company reports operating results in five principal business segments: (1) the Rail Group, which manufactures and sells railcars and related parts and components; (2) the Construction Products Group, which manufactures and sells highway products and concrete and aggregates; (3) the Inland Barge Group, which manufactures and sells barges and related products for inland waterway services; (4) the Energy Equipment Group, which manufactures and sells products for energy related businesses, including structural wind towers, tank containers and tank heads for pressure and non-pressure vessels, frac tanks, and utility, traffic, and lighting structures; and (5) the Railcar Leasing and Management Services Group ("Leasing Group"), which provides fleet management, maintenance, and leasing services. The segment All Other includes our captive insurance and transportation companies; legal, environmental, and maintenance costs associated with non-operating facilities; other peripheral businesses; and the change in market valuation related to ineffective commodity hedges. Gains and losses from the sale of property, plant, and equipment which are related to manufacturing and dedicated to the specific manufacturing operations of a particular segment are included in operating profit of that respective segment. Gains and losses from the sale of property, plant, and equipment which can be utilized by multiple segments are included in operating profit of the All Other segment.

Sales and related net profits from the Rail Group to the Leasing Group are recorded in the Rail Group and eliminated in consolidation. Sales between these groups are recorded at prices comparable to those charged to external customers taking into consideration quantity, features, and production demand. Amortization of deferred profit on railcars sold to the Leasing Group is included in the operating profits of the Leasing Group. Sales of railcars from the lease fleet are included in the Leasing Group. Revenue and operating profit of the Leasing Group for the years ended December 31, 2011 and 2010 include the operating results of TRIP Holdings. Total assets of the Leasing Group include the assets of TRIP Holdings as of December 31, 2011 and 2010. See Note 1 Summary of Significant Accounting Policies – Principles of Consolidation for further discussion.

The financial information for these segments is shown in the tables below. We operate principally in North America.

Year Ended December 31, 2011

	Revenues			Operating Profit (Loss)	Assets	Depreciation & Amortization	Capital Expenditures
	External	Intersegment	Total				
				(in millions)			
Rail Group	**$ 931.7**	**$ 343.0**	**$ 1,274.7**	**$ 77.3**	**$ 684.6**	**$ 23.9**	**$ 11.4**
Construction Products Group	**577.2**	**12.9**	**590.1**	**53.4**	**403.2**	**20.7**	**12.1**
Inland Barge Group	**548.5**	**—**	**548.5**	**106.4**	**189.2**	**6.4**	**38.0**(1)
Energy Equipment Group	**454.8**	**18.0**	**472.8**	**8.9**	**392.9**	**18.4**	**10.4**
Railcar Leasing and Management Services Group	**551.4**	**0.6**	**552.0**	**254.5**	**4,462.1**	**115.7**	**258.6**
All Other	**11.5**	**50.3**	**61.8**	**(3.8)**	**30.5**	**4.4**	**4.0**
Corporate	**—**	**—**	**—**	**(43.6)**	**512.9**	**3.6**	**5.5**
Eliminations-Lease subsidiary	**—**	**(325.5)**	**(325.5)**	**(28.3)**	**(440.3)**	**—**	**—**
Eliminations – Other	**—**	**(99.3)**	**(99.3)**	**0.5**	**(114.1)**	**(0.2)**	**—**
Consolidated Total	**$ 3,075.1**	**$ —**	**$ 3,075.1**	**$ 425.3**	**$ 6,121.0**	**$ 192.9**	**$ 340.0**

Year Ended December 31, 2010

	Revenues			Operating Profit (Loss)	Assets	Depreciation & Amortization	Capital Expenditures
	External	Intersegment	Total				
				(in millions)			
Rail Group	$ 289.7	$ 232.4	$ 522.1	$ 1.5	$ 482.9	$ 24.0	$ 4.0
Construction Products Group	558.3	20.5	578.8	47.4	335.2	23.7	5.5
Inland Barge Group	422.3	—	422.3	69.0	94.5	5.5	14.6(1)
Energy Equipment Group	408.5	11.1	419.6	35.1	352.4	17.1	8.1
Railcar Leasing and Management Services Group	464.5	—	464.5	207.0	4,452.6	112.6	213.8
All Other	12.2	36.3	48.5	(11.4)	27.5	3.6	4.2
Corporate	—	—	—	(33.8)	538.5	3.4	4.6
Eliminations-Lease subsidiary	—	(216.8)	(216.8)	(8.4)	(522.1)	—	—
Eliminations – Other	—	(83.5)	(83.5)	(2.6)	(1.5)	(0.3)	—
Consolidated Total	$ 2,155.5	$ —	$ 2,155.5	$ 303.8	$ 5,760.0	$ 189.6	$ 254.8

(1) Primarily related to repair and replacement of property, plant and equipment at the Company's inland barge manufacturing facilities in Missouri and Tennessee. See Note 8 – Property, Plant, and Equipment.

Year Ended December 31, 2009

	Revenues			Operating Profit (Loss)	Assets	Depreciation & Amortization	Capital Expenditures
	External	Intersegment	Total				
				(in millions)			
Rail Group	$ 485.2	$ 410.1	$ 895.3	$ (355.9)	$ 450.7	$ 25.0	$ 19.6
Construction Products Group	524.0	14.5	538.5	32.6	277.3	23.5	11.6
Inland Barge Group	527.3	—	527.3	125.2	69.4	6.1	1.3
Energy Equipment Group	502.2	7.8	510.0	73.8	242.0	16.9	9.1
Railcar Leasing and Management Services Group	370.2	—	370.2	149.0	3,167.3	82.4	343.0
All Other	12.0	36.4	48.4	0.8	27.6	3.1	2.0
Corporate	—	—	—	(30.8)	753.1	4.2	3.8
Eliminations-Lease subsidiary	—	(391.6)	(391.6)	(22.6)	(329.0)	—	—
Eliminations – Other	—	(77.2)	(77.2)	(3.0)	(2.0)	(0.4)	—
Consolidated Total	$ 2,420.9	$ —	$ 2,420.9	$ (30.9)	$ 4,656.4	$ 160.8	$ 390.4

Effective December 31, 2011, the Company adopted the emerging industry policy of recognizing revenue from the sales of railcars from the lease fleet on a gross basis in leasing revenues and cost of revenues if the railcar has been owned by the lease fleet for one year or less at the time of sale. Sales of railcars from the lease fleet which have been owned by the lease fleet for more than one year are recognized as a net gain or loss from the disposal of a long-term asset. Prior year reported balances have been reclassified to conform to this policy. See Note 1 of the Notes to Consolidated Financial Statements.

Corporate assets are composed of cash and cash equivalents, short-term marketable securities, notes receivable, certain property, plant, and equipment, and other assets. Capital expenditures do not include business acquisitions.

Externally reported revenues and operating profit for our Mexico operations for the years ended December 31, 2011, 2010, and 2009 are presented below:

	External Revenues Year Ended December 31,			Operating Profit Year Ended December 31,		
	2011	2010	2009	2011	2010	2009
	(in millions)					
Mexico	**$ 123.0**	$ 98.3	$ 86.8	**$ 18.4**	$ 3.4	$ 15.2

Total assets and long-lived assets for our Mexico operations as of December 31, 2011 and 2010 are presented below:

	Total Assets		Long-Lived Assets	
	December 31,			
	2011	2010	2011	2010
	(in millions)			
Mexico	**$ 240.4**	$ 288.8	**$ 143.2**	$ 151.7

Note 5. Railcar Leasing and Management Services Group

The Railcar Leasing and Management Services Group provides fleet management, maintenance, and leasing services. Selected consolidating financial information for the Leasing Group is as follows:

	December 31, 2011			
	Leasing Group			
	Wholly Owned Subsidiaries	TRIP Holdings	Manufacturing/ Corporate	Total
	(in millions)			
Cash, cash equivalents, and short-term marketable securities	**$ 3.2**	**$ —**	**$ 347.9**	**$ 351.1**
Property, plant, and equipment, net	**$ 3,066.0**	**$ 1,135.0**	**$ 510.0**	**$ 4,711.0**
Net deferred profit on railcars sold to the Leasing Group	**(344.5)**	**(187.0)**	**—**	**(531.5)**
	$ 2,721.5	**$ 948.0**	**$ 510.0**	**$ 4,179.5**
Restricted cash	**$ 165.7**	**$ 74.6**	**$ —**	**$ 240.3**
Debt:				
Recourse	**$ 103.3**	**$ —**	**$ 454.2**	**$ 557.5**
Less: unamortized discount	**—**	**—**	**(99.8)**	**(99.8)**
	103.3	**—**	**354.4**	**457.7**
Non-recourse	**1,616.0**	**1,010.0**	**—**	**2,626.0**
Less: non-recourse debt owned by Trinity	**—**	**(108.8)**	**—**	**(108.8)**
Total debt	**$ 1,719.3**	**$ 901.2**	**$ 354.4**	**$ 2,974.9**
Net deferred tax liabilities	**$ 582.4**	**$ 4.7**	**$ (152.4)**	**$ 434.7**

	December 31, 2010			
	Leasing Group			
	Wholly Owned Subsidiaries	TRIP Holdings	Manufacturing/ Corporate	Total
	(in millions)			
Cash, cash equivalents, and short-term marketable securities	$ 3.8	$ —	$ 508.2	$ 512.0
Property, plant, and equipment, net	$ 2,965.4	$ 1,191.8	$ 491.4	$ 4,648.6
Net deferred profit on railcars sold to the Leasing Group	(340.4)	(196.2)	—	(536.6)
	$ 2,625.0	$ 995.6	$ 491.4	$ 4,112.0
Restricted cash	$ 161.1	$ 46.0	$ —	$ 207.1
Debt:				
Recourse	$ 108.6	$ —	$ 452.8	$ 561.4
Less: unamortized discount	—	—	(111.1)	(111.1)
	108.6	—	341.7	450.3
Non-recourse	1,453.5	1,003.9	—	2,457.4
Total debt	$ 1,562.1	$ 1,003.9	$ 341.7	$ 2,907.7
Net deferred tax liabilities	$ 515.7	$ (0.3)	$ (124.4)	$ 391.0

See Note 1 Summary of Significant Accounting Policies, Note 6 Investment in TRIP Holdings, and Note 11 Debt for a further discussion regarding the accounting for the Company's investment in TRIP Holdings and TRIP Holdings' debt.

	Year Ended December 31,			Percent Change	
	2011	2010	2009	2011 versus 2010	2010 versus 2009
		($ in millions)			
Revenues:					
Wholly-owned subsidiaries:					
Leasing and management	$ 375.1	$ 345.4	$ 329.3	8.6%	4.9%
Railcar sales[(1)]	59.4	3.1	40.9	*	*
	434.5	348.5	370.2	24.7%	(5.9)%
TRIP Holdings:					
Leasing and management	117.5	116.0	—	1.3%	—
Railcar sales[(1)]	—	—	—	—	—
	117.5	116.0	—	1.3%	—
Total revenues	$ 552.0	$ 464.5	$ 370.2	18.8%	25.5%
Operating profit:					
Wholly-owned subsidiaries:					
Leasing and management	$ 156.3	$ 131.7	$ 128.5		
Railcar sales[(1)]:					
Railcars owned one year or less at the time of sale	13.2	0.2	2.1		
Railcars owned more than one year at the time of sale	11.8	6.6	18.4		
	181.3	138.5	149.0		
TRIP Holdings:					
Leasing and management	68.8	68.5	—		
Railcar sales[(1)]:					
Railcars owned one year or less at the time of sale	—	—	—		
Railcars owned more than one year at the time of sale	4.4	—	—		
	73.2	68.5	—		
Total operating profit	$ 254.5	$ 207.0	$ 149.0		
Operating profit margin:					
Leasing and management	45.7%	43.4%	39.0%		
Railcar sales	*	*	*		
Total operating profit margin	46.1%	44.6%	40.2%		
Interest and rent expense[(2)]:					
Rent expense	$ 48.6	$ 48.6	$ 46.7		
Interest expense:					
Wholly-owned subsidiaries	$ 101.3	$ 91.7	$ 80.1		
TRIP Holdings:					
External	$ 53.1	$ 46.9	$ —		
Intercompany	6.4	—	—		
	59.5	46.9	—		
Total interest expense	$ 160.8	$ 138.6	$ 80.1		

*Not meaningful

(1) Effective December 31, 2011, the Company adopted the emerging industry policy of recognizing revenue from the sales of railcars from the lease fleet on a gross basis in leasing revenues and cost of revenues if the railcar has been owned by the lease fleet for one year or less at the time of sale. Sales of railcars from the lease fleet which have been owned by the lease fleet for more than one year are recognized as a net gain or loss from the disposal of a long-term asset. Prior year reported balances have been reclassified to conform to this policy. See Note 1 of the Notes to Consolidated Financial Statements.

(2) Rent expense is a component of operating profit. Interest expense is not a component of operating profit and includes the effect of hedges. Intercompany interest expense arises from Trinity's ownership of a portion of TRIP Holdings' Senior Secured Notes and is eliminated in consolidation. See Note 11 Debt.

For the year ended December 31, 2009, revenues of $39.4 million and operating profit of $2.0 million were related to sales of railcars from the lease fleet to TRIP Holdings. There were no sales to TRIP Holdings during the years ended December 31, 2011 and 2010. See Note 6 Investment in TRIP Holdings.

Equipment consists primarily of railcars leased by third parties. The Leasing Group purchases equipment manufactured predominantly by the Rail Group and enters into lease contracts with third parties with terms generally ranging between one and twenty years. The Leasing Group primarily enters into operating leases. Future contractual minimum rental revenues on leases are as follows:

	2012	2013	2014	2015	2016	Thereafter	Total
				(in millions)			
Wholly-owned subsidiaries	$ 255.9	$ 205.7	$ 153.5	$ 116.3	$ 81.6	$ 181.8	$ 994.8
TRIP Holdings	93.6	62.6	41.9	33.7	28.9	55.7	316.4
	$ 349.5	$ 268.3	$ 195.4	$ 150.0	$ 110.5	$ 237.5	$1,311.2

Debt. The Leasing Group's debt at December 31, 2011 consists of both recourse and non-recourse debt. In 2009, the Company entered into a seven-year $61.0 million term loan agreement and capital lease obligations totaling $56.6 million. These debt obligations are guaranteed by Trinity Industries, Inc. and certain subsidiaries, and secured by railcar equipment and related leases. As of December 31, 2011, Trinity's wholly-owned subsidiaries included in the Leasing Group held equipment with a net book value of approximately $2,489.1 million that is pledged as collateral for Leasing Group debt held by those subsidiaries, including equipment with a net book value of $51.0 million securing capital lease obligations. See Note 11 Debt for the form, maturities, and descriptions of Leasing Group debt.

TRIP Holdings. Debt owed by TRIP Holdings and its subsidiaries is nonrecourse to Trinity and TILC and is secured solely by the consolidated assets of TRIP Holdings and the equity interests of TRIP Holdings. In July 2011, TRIP Holdings and its newly-formed subsidiary, TRIP Rail Master Funding LLC ("TRIP Master Funding"), issued $1,032.0 million in new debt and repaid all of the outstanding borrowings of the previously-existing TRIP Warehouse Loan. TRIP Holdings equipment with a net book value of $1,135.0 million, excluding deferred profit on railcars sold to TRIP Holdings, is pledged as collateral for the TRIP Holdings' debt. See Note 6 Investment in TRIP Holdings for a description of TRIP Holdings.

Off Balance Sheet Arrangements. In prior years, the Leasing Group completed a series of financing transactions whereby railcars were sold to one or more separate independent owner trusts ("Trusts"). Each of the Trusts financed the purchase of the railcars with a combination of debt and equity. In each transaction, the equity participant in the Trust is considered to be the primary beneficiary of the Trust and therefore, the debt related to the Trust is not included as part of the consolidated financial statements. The Leasing Group, through newly formed, wholly-owned, qualified subsidiaries, leased railcars from the Trusts under operating leases with terms of 22 years, and subleased the railcars to independent third party customers under shorter term operating rental agreements. Under the terms of the operating lease agreements between the subsidiaries and the Trusts, the Leasing Group has the option to purchase at a predetermined fixed price, certain of the railcars from the Trusts in 2016 and other railcars in 2019. The Leasing Group also has options to purchase the railcars at the end of the respective lease agreements in 2023, 2026, and 2027 at the then fair market value of the railcars as determined by a third party, independent appraisal. At the expiration of the operating lease agreements, the Company has no further obligations with respect to the leased railcars.

These Leasing Group subsidiaries had total assets as of December 31, 2011 of $219.1 million, including cash of $88.6 million and railcars of $97.6 million. The right, title, and interest in each sublease, cash, and railcars are pledged to collateralize the lease obligations to the Trusts and are included in the consolidated financial statements of the Company. Trinity does not guarantee the performance of the subsidiaries' lease obligations. Certain ratios and cash deposits must be maintained by the Leasing Group's subsidiaries in order for excess cash flow, as defined in the agreements, from the lease to third parties to be available to Trinity. Future operating lease obligations of the Leasing Group's subsidiaries as well as future contractual minimum rental revenues related to these leases due to the Leasing Group, are as follows:

	2012	2013	2014	2015	2016	Thereafter	Total
				(in millions)			
Future operating lease obligations of Trusts' railcars	$ 44.5	$ 45.7	$ 44.9	$ 43.2	$ 40.2	$ 341.8	$ 560.3
Future contractual minimum rental revenues of Trusts' railcars	$ 57.5	$ 40.7	$ 26.3	$ 19.8	$ 12.5	$ 24.0	$ 180.8

In each transaction, the Leasing Group has entered into a servicing and re-marketing agreement with the Trusts that requires the Leasing Group to endeavor, consistent with customary commercial practice as would be used by a prudent person, to maintain railcars under lease for the benefit of the Trusts. The Leasing Group also receives management fees under the terms of the agreements. In each transaction, an independent trustee for the Trusts has authority for appointment of the railcar fleet manager.

Operating Lease Obligations. Future amounts due as well as future contractual minimum rental revenues related to operating leases other than leases with the Trusts are as follows:

	2012	2013	2014	2015	2016	Thereafter	Total
				(in millions)			
Future operating lease obligations	$ 8.3	$ 8.0	$ 7.9	$ 7.9	$ 7.7	$ 33.4	$ 73.2
Future contractual minimum rental revenues	$ 9.4	$ 8.5	$ 7.9	$ 5.0	$ 4.3	$ 7.5	$ 42.6

Operating lease obligations totaling $30.3 million are guaranteed by Trinity Industries, Inc. and certain subsidiaries.

Note 6. Investment in TRIP Holdings

In 2007, the Company and other third-party equity investors formed TRIP Holdings for the purpose of providing railcar leasing and management services in North America. TRIP Holdings, through its wholly-owned subsidiary, TRIP Rail Leasing LLC ("TRIP Leasing"), purchased railcars from the Company's Rail and Leasing Groups funded by capital contributions from TRIP Holdings' equity investors and borrowings under the TRIP Warehouse Loan, defined as such in Note 11 Debt. As of December 31, 2011, TRIP Leasing had purchased $1,284.7 million of railcars from the Company. Railcars purchased from the Company by TRIP Leasing were required to be purchased at prices comparable with the prices of all similar, new railcars sold contemporaneously by the Company and at prices based on third-party appraised values for used railcars.

In 2010, Trinity purchased a 29% interest in TRIP Holdings for $28.6 million from another equity investor. The carrying amount of the noncontrolling interest was reduced by $45.3 million to reflect the change in its ownership interest, resulting in an increase to stockholders' equity attributable to Trinity Industries' controlling interest of $10.3 million, net of tax.

In July 2011, TRIP Holdings and its newly-formed subsidiary, TRIP Master Funding, issued $1,032.0 million in new debt which was used by TRIP Master Funding to purchase all of the railcar equipment owned by TRIP Leasing which, in turn, repaid all outstanding borrowings under the previously-existing TRIP Warehouse Loan and settled all outstanding related interest rate hedges. See Note 11 Debt for a description of TRIP Holdings and its related debt.

At December 31, 2011, the Company owned 57% of TRIP Holdings with the remainder owned by three other third-party equity investors. The Company receives distributions from TRIP Holdings as an equity investor, when allowed, in proportion to its 57% equity interest, and has an interest in the net assets of TRIP Holdings upon a liquidation event in the same proportion. The terms of the Company's equity investment are identical to the terms of each of the other equity investors. Other than as described further below, Trinity has no remaining equity commitment to TRIP Holdings as of December 31, 2011 and has no obligation to guarantee performance under any TRIP-related debt agreements, guarantee any railcar residual values, shield any parties from losses, or guarantee minimum yields.

The manager of TRIP Holdings, Trinity Industries Leasing Company ("TILC"), may be removed without cause as a result of a majority vote of the third-party equity investors.

The Company's carrying value of its investment in TRIP Holdings is as follows:

	December 31, 2011	December 31, 2010
	(in millions)	
Capital contributions	**$ 47.3**	$ 47.3
Equity purchased from investors	**44.8**	44.8
	92.1	92.1
Equity in earnings	**12.0**	7.5
Equity in unrealized losses on derivative financial instruments	**(1.3)**	(1.4)
Distributions	**(7.0)**	(7.0)
Deferred broker fees	**(0.6)**	(0.8)
	$ 95.2	$ 90.4

On January 1, 2010, the Company adopted the provisions of a new accounting pronouncement, ASC 810-10, which amended the rules regarding the consolidation of variable interest entities. Under this new standard, which changed the criteria for determining which enterprise has a controlling financial interest, the Company was determined to be the primary beneficiary of TRIP Holdings because of its combined role as both equity member and manager/servicer of TRIP Holdings. As a result of adopting this pronouncement, the consolidated financial statements of TRIP Holdings and subsidiary are required to be included with the consolidated financial statements of the Company. We determined the effects on Trinity's consolidated financial statements as if TRIP Holdings had been included in the Company's consolidated financial statements from TRIP Holdings' inception, and recorded a charge to retained earnings of $105.4 million, net of $57.7 million in tax benefit, and a noncontrolling interest of $129.9 million as of January 1, 2010. With the acquisition by Trinity of the additional ownership interest in TRIP Holdings in September 2010, the Company's controlling financial interest in TRIP Holdings derives from its majority ownership. Accordingly, the consolidated balance sheets of the Company as of December 31, 2011 and 2010 and the consolidated statements of operations, cash flows, and stockholders' equity for the twelve months ended December 31, 2011 and 2010 include the accounts of TRIP Holdings. Prior periods were not restated. All significant intercompany accounts and transactions have been eliminated. Profits have been deferred on sales of railcars from the Rail or Leasing Group to TRIP Holdings and will be amortized over the life of the related equipment. Additionally, any future profits on the sale of railcars to TRIP Holdings will be deferred and amortized over the life of the related equipment. The noncontrolling interest represents the non-Trinity equity interest in TRIP Holdings. The assets of TRIP Holdings may only be used to satisfy liabilities of TRIP Holdings, and the liabilities of TRIP Holdings have recourse only to TRIP Holdings' assets.

Prior to January 1, 2010, profit on equipment sales to TRIP Leasing was recognized at the time of sale to the extent of the non-Trinity interests in TRIP Holdings. The deferred profit on the sale of equipment to TRIP Leasing pertaining to TILC's interest in TRIP Holdings was being amortized over the depreciable life of the related equipment. All other fee income to TILC earned from services provided to TRIP Holdings was recognized by TILC to the extent of the non-Trinity interests in TRIP Holdings. Effective January 1, 2010, amortization of the deferred profit on the sale of equipment is recorded as if the entire profit on equipment sales to TRIP Leasing was deferred at the time of the sale and amortized over the depreciable life of the related equipment. All fee income to TILC earned from services provided to TRIP Holdings has been eliminated for the twelve months ended December 31, 2011 and 2010.

Sales of railcars to TRIP Leasing and related gains for the years ended December 31, 2011, 2010, and 2009 are as follows:

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Rail Group:			
Sales of railcars to TRIP Leasing	$ —	$ —	$ 113.0
Gain on sales of railcars to TRIP Leasing	$ —	$ —	$ 11.2
Deferral of gain on sales of railcars to TRIP Leasing based on Trinity's equity interest.	$ —	$ —	$ 2.8
TILC:			
Sales of railcars to TRIP Leasing:			
Railcars owned one year or less at the time of sale	$ —	$ —	$ 39.4
Railcars owned for more than one year at the time of sale	—	—	144.4
	$ —	$ —	$ 183.8
Recognition of previously deferred gain on sales of railcars to TRIP Leasing	$ —	$ —	$ 30.3
Deferral of gain on sales of railcars to TRIP Leasing based on Trinity's equity interest.	$ —	$ —	$ 7.6

In July 2011, Trinity entered into agreements with an equity investor of TRIP Holdings potentially requiring Trinity, under certain limited circumstances, to acquire from the equity investor an additional 16.3% equity ownership in TRIP Holdings if the option is exercised to its fullest extent. Under the agreement, if exercised, Trinity would be required to pay the equity investor an amount equal to 90% of the equity investor's net investment in TRIP Holdings. Similarly, at its option, Trinity, under certain limited circumstances, may acquire all of the equity investor's equity ownership in TRIP Holdings at an amount equal to 100% of the equity investor's net investment in TRIP Holdings. The agreements expire in July 2014. The fair value of these agreements was recorded in the accompanying consolidated statement of operations as an expense of $2.4 million for the year ended December 31, 2011. See Note 3 Fair Value Accounting and Note 12 Other, Net.

Administrative fees paid to TILC by TRIP Holdings and subsidiaries for the years ended December 31, 2011, 2010, and 2009 were $4.3 million, $3.7 million, and $4.5 million, respectively.

Note 7. Derivative Instruments

We use derivative instruments to mitigate the impact of changes in interest rates and pricing for zinc, natural gas, and diesel fuel prices, as well as to convert a portion of our variable-rate debt to fixed-rate debt. Additionally, we use derivative instruments to mitigate the impact of unfavorable fluctuations in foreign currency exchange rates. We also use derivatives to lock in fixed interest rates in anticipation of future debt issuances. For derivative instruments designated as hedges, the Company formally documents the relationship between the derivative instrument and the hedged item, as well as the risk management objective and strategy for the use of the derivative instrument. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet, commitments, or forecasted transactions. At the time a derivative instrument is entered into, and at least quarterly thereafter, the Company assesses whether the derivative instrument is effective in offsetting the changes in fair value or cash flows of the hedged item. Any change in fair value resulting in ineffectiveness, as defined by accounting standards issued by the FASB, is recognized in current period earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is recorded in AOCL as a separate component of stockholders' equity and reclassified into earnings in the period during which the hedge transaction affects earnings. Trinity monitors its derivative positions and the credit ratings of its counterparties and does not anticipate losses due to counterparties' non-performance. See Note 3 Fair Value Accounting for discussion of how the Company valued its commodity hedges and interest rate swaps at December 31, 2011.

Interest rate hedges

	Notional Amount	Interest Rate[1]	Included in accompanying balance sheet at December 31, 2011		
			Liability	AOCL – loss/ (income)	Noncontrolling Interest
	(in millions, except %)				
Interest rate locks:					
2005-2006	**$ 200.0**	**4.87%**	**—**	**$ (2.3)**	**—**
2006-2007	**$ 370.0**	**5.34%**	**—**	**$ 10.6**	**—**
TRIP Holdings[2]	**$ 788.5**	**3.60%**	**—**	**$ 23.4**	**$ 17.5**
Interest rate swaps:					
TRIP Rail Master Funding secured railcar equipment notes	**$ 89.5**	**2.62%**	**$ 4.8**	**$ 2.7**	**$ 2.0**
2008 debt issuance	**$ 474.7**	**4.13%**	**$ 48.9**	**$ 46.7**	**—**

[1]Weighted average fixed interest rate

[2]Previously classified with interest rate swaps

	Effect on interest expense –increase/(decrease)			
	Year Ended December 31,			Expected effect during next twelve months[1]
	2011	2010	2009	
	(in millions)			
Interest rate locks:				
2005-2006	**$ (0.4)**	$ (0.4)	$ (0.4)	**$ (0.3)**
2006-2007	**$ 3.5**	$ 3.8	$ 4.0	**$ 3.4**
TRIP Holdings[2]	**$ 17.4**	$ 29.3	—	**$ 6.0**
Interest rate swaps:				
TILC warehouse	**—**	$ 0.5	$ 2.9	**—**
TRIP Rail Master Funding secured railcar equipment notes	**$ 1.1**	—	—	**$ 1.7**
2008 debt issuance	**$ 19.6**	$ 19.7	$ 21.6	**$ 17.0**

[1]Based on fair value as of December 31, 2011

[2]Previously classified with interest rate swaps

During 2005 and 2006, we entered into interest rate swap transactions in anticipation of a future debt issuance. These instruments, with a notional amount of $200 million, fixed the interest rate on a portion of a future debt issuance associated with a railcar leasing transaction in 2006 and settled at maturity in the first quarter of 2006. These interest rate swaps were being accounted for as cash flow hedges with changes in the fair value of the instruments of $4.5 million in income recorded in AOCL through the date the related debt issuance closed in May 2006. The balance is being amortized over the term of the related debt. The effect on interest expense is due to amortization of the AOCL balance.

In anticipation of a future debt issuance, we entered into interest rate swap transactions during the fourth quarter of 2006 and during 2007. These instruments, with a notional amount of $370 million, hedged the interest rate on a portion of a future debt issuance associated with an anticipated railcar leasing transaction, which closed in May 2008. These instruments settled during the second quarter of 2008 and were accounted for as cash flow hedges with changes in the fair value of the instruments of $24.5 million recorded as a loss in AOCL through the date the related debt issuance closed in May 2008. The balance is being amortized over the term of the related debt. The effect on interest expense is due to amortization of the AOCL balance.

During 2008, we entered into interest rate swap transactions, with a notional amount of $200 million, which were being used to hedge our exposure to changes in the variable interest rate associated with our TILC warehouse facility. The effect on interest expense included the mark to market valuation on the interest rate swap transactions and monthly interest settlements. These interest rate hedges expired during the fourth quarter of 2010.

In May 2008, we entered into an interest rate swap transaction that is being used to fix the LIBOR component of the debt issuance which closed in May 2008. The effect on interest expense results primarily from monthly interest settlements. In 2009, $1.0 million in unrealized derivative losses were reclassified from AOCL to interest expense that was related to a partial retirement of the debt issuance in the fourth quarter of 2009.

Between 2007 and 2009, TRIP Holdings, as required by its warehouse loan agreement, entered into interest rate swap transactions, all of which qualified as cash flow hedges, to reduce the effect of changes in variable interest rates. In July 2011, these interest rate hedges were terminated in connection with the refinancing of the TRIP Warehouse Loan. Balances included in AOCL at the date the hedges were terminated are being amortized over the expected life of the new debt with $6.0 million of additional interest expense expected to be recognized during the next twelve months following December 31, 2011. Also in July 2011, TRIP Holdings' wholly-owned subsidiary, TRIP Rail Master Funding, entered into an interest rate swap transaction with a notional amount of $94.1 million to reduce the effect of changes in variable interest rates associated with the Class A-1b secured railcar equipment notes.

See Note 11 Debt for a discussion of the related debt instruments.

Other Derivatives

	Effect on operating income – increase/(decrease)		
	Year Ended December 31,		
	2011	**2010**	**2009**
		(in millions)	
Fuel hedges[1]			
Effect of mark to market valuation	**$ 0.0**	$ 0.0	$ (0.3)
Settlements	**0.4**	(0.1)	(1.2)
	$ 0.4	$ (0.1)	$ (1.5)
Foreign exchange hedges[2]	**$ 0.1**	$ (0.9)	$ (1.9)

[1]Included in cost of revenues in the accompanying consolidated statement of operations
[2]Included in other, net in the accompanying consolidated statement of operations

Natural gas and diesel fuel

We maintain a program to mitigate the impact of fluctuations in the price of natural gas and diesel fuel purchases. The intent of the program is to protect our operating profit from adverse price changes by entering into derivative instruments. For those instruments that do not qualify for hedge accounting treatment, any changes in their valuation are recorded directly to the consolidated statement of operations. The amount recorded in the consolidated balance sheets as of December 31, 2011 and 2010 for these instruments was not significant.

Foreign exchange hedge

We enter into foreign exchange hedges to mitigate the impact on operating profit of unfavorable fluctuations in foreign currency exchange rates. These instruments are short term with quarterly maturities and no remaining balance in AOCL as of December 31, 2011 and 2010.

Zinc

We maintain a program to mitigate the impact of fluctuations in the price of zinc purchases. The intent of this program is to protect our operating profit from adverse price changes by entering into derivative instruments. The effect of these derivative instruments on the consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 was not significant.

Note 8. Property, Plant, and Equipment

The following table summarizes the components of property, plant, and equipment as of December 31, 2011 and 2010.

	December 31, 2011	December 31, 2010
	(in millions)	
Manufacturing/Corporate:		
Land	**$ 41.6**	$ 40.9
Buildings and improvements	**429.7**	418.4
Machinery and other	**758.7**	699.7
Construction in progress	**12.8**	9.7
	1,242.8	1,168.7
Less accumulated depreciation	**(732.8)**	(677.3)
	510.0	491.4
Leasing:		
Wholly-owned subsidiaries:		
Machinery and other	**9.6**	38.2
Equipment on lease	**3,429.3**	3,249.8
	3,438.9	3,288.0
Less accumulated depreciation	**(372.9)**	(322.6)
	3,066.0	2,965.4
TRIP Holdings:		
Equipment on lease	**1,257.7**	1,282.1
Less accumulated depreciation	**(122.7)**	(90.3)
	1,135.0	1,191.8
Net deferred profit on railcars sold to the Leasing Group		
Sold to wholly-owned subsidiaries	**(344.5)**	(340.4)
Sold to TRIP Holdings	**(187.0)**	(196.2)
	$ 4,179.5	$ 4,112.0

We lease certain equipment and facilities under operating leases. Future minimum rent expense on non-Leasing Group leases in each year is (in millions): 2012 — $4.3; 2013 — $2.4; 2014 — $1.7; 2015 — $1.3; 2016 — $1.0; and $1.9 thereafter. See Note 5 Railcar Leasing and Management Services Group for information related to the lease agreements, future operating lease obligations, and future minimum rent expense associated with the Leasing Group.

We did not capitalize any interest expense as part of the construction of facilities and equipment during 2011 or 2010.

In May 2011 and May 2010, the Company's inland barge manufacturing facilities in Missouri and Tennessee, respectively, experienced floods resulting in significant damages to Trinity's property and temporary disruptions of its production activities. The Company is insured against losses due to property damage and business interruption subject to certain deductibles. With respect to the Missouri flood, Trinity received $35 million in payments from its insurance carriers of which $22.7 million pertained to the replacement of or repairs to damaged property, plant, and equipment with a net book value of $5.7 million, with the remainder pertaining primarily to the reimbursement of flood-related expenses and lost production. Accordingly, the Company recognized a gain of $17.0 million in the fourth quarter of 2011 from the disposition of flood-damaged property, plant, and equipment. With respect to the Tennessee flood, Trinity received $27.5 million in payments from its insurance carrier of which $12.6 million pertained to the replacement of or repairs to damaged property, plant, and equipment with a net book value of $2.3 million, with the remainder pertaining primarily to the reimbursement of flood-related expenses. Accordingly, the Company recognized a gain of $9.7 million in 2010 and $0.6 million in 2011 from the disposition of flood-damaged property, plant, and equipment.

We estimate the fair market value of properties no longer in use or held for sale based on the location and condition of the properties, the fair market value of similar properties in the area, and the Company's experience selling similar properties in the past. As of December 31, 2011, the Company had non-operating plants with a net book value of $4.3 million. Our estimated fair value of these assets exceeds their book value.

Note 9. Goodwill

Goodwill by segment is as follows:

	December 31, 2011	December 31, 2010
	(in millions)	
Rail Group	**$ 122.5**	$ 122.5
Construction Products Group	**90.7**	62.4
Energy Equipment Group	**10.9**	10.9
Railcar Leasing and Management Services Group	**1.8**	1.8
	$ 225.9	$ 197.6

As of December 31, 2011 and 2010, the Company's annual impairment test of goodwill was completed at the reporting unit level and no additional impairment charges were determined to be necessary.

The net increase in the Construction Products Group goodwill as of December 31, 2011 over the same period last year is due to 2011 acquisitions and divestitures. See Note 2 Acquisitions and Divestitures.

Note 10. Warranties

The changes in the accruals for warranties for the years ended December 31, 2011, 2010, and 2009 are as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
		(in millions)	
Beginning balance	**$ 13.2**	$ 19.6	$ 25.7
Warranty costs incurred	**(6.3)**	(5.7)	(8.6)
Warranty originations and revisions	**9.1**	1.9	9.8
Warranty expirations	**(2.5)**	(2.6)	(7.3)
Ending balance	**$ 13.5**	$ 13.2	$ 19.6

Note 11. Debt

The following table summarizes the components of debt as of December 31, 2011 and 2010.

	December 31, 2011	December 31, 2010
	(in millions)	
Manufacturing/Corporate – Recourse:		
Revolving credit facility	$ —	$ —
Convertible subordinated notes	**450.0**	450.0
Less: unamortized discount	**(99.8)**	(111.1)
	350.2	338.9
Other	**4.2**	2.8
	354.4	341.7
Leasing – Recourse:		
Capital lease obligations	**48.6**	51.2
Term loan	**54.7**	57.4
	457.7	450.3
Leasing – Non-recourse:		
2006 secured railcar equipment notes	**269.3**	283.2
Promissory notes	**465.5**	493.8
2009 secured railcar equipment notes	**218.4**	229.2
2010 secured railcar equipment notes	**354.3**	367.1
TILC warehouse facility	**308.5**	80.2
TRIP Holdings senior secured notes:		
Total outstanding	**170.0**	—
Less: owned by Trinity	**(108.8)**	—
	61.2	—
TRIP Master Funding secured railcar equipment notes	**840.0**	—
TRIP warehouse loan	**—**	1,003.9
	2,517.2	2,457.4
Total debt	**$ 2,974.9**	$ 2,907.7

On October 20, 2011, we amended and extended our $425.0 million unsecured revolving credit facility for an additional four years and it now matures on October 20, 2016. As of December 31, 2011, we had letters of credit issued under our revolving credit facility in an aggregate principal amount of $74.1 million, leaving $350.9 million available for borrowing. Other than with respect to such letters of credit, there were no borrowings under our revolving credit facility as of December 31, 2011, or for the twelve month period then ended. Of the outstanding letters of credit as of December 31, 2011, a total of $69.2 million is expected to expire in 2012 and the remainder in 2013. The majority of our letters of credit obligations supports the Company's various insurance programs and generally renews each year. Trinity's revolving credit facility requires maintenance of ratios related to interest coverage for the leasing and manufacturing operations and leverage. Borrowings under the amended credit facility bear interest at Libor plus 150.0 basis points or prime plus 50.0 basis points. As of December 31, 2011, we were in compliance with all such financial covenants.

The Company's $450.0 million of Convertible Subordinated Notes due 2036 ("Convertible Subordinated Notes") bear an interest rate of 3 7/8% per annum on the principal amount payable semi-annually in arrears on June 1 and December 1 of each year. In addition, commencing with the six-month period beginning June 1, 2018, and for each six-month period thereafter, we will pay contingent interest to the holders of the Convertible Subordinated Notes under certain circumstances. The Convertible Subordinated Notes mature on June 1, 2036, unless redeemed, repurchased, or converted earlier. We may not redeem the Convertible Subordinated Notes before June 1, 2018. On or after that date, we may redeem all or part of the Convertible Subordinated Notes for cash at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest (including any contingent interest) up to, but excluding, the redemption date. Holders of the Convertible Subordinated Notes may require us to purchase all or a portion of their notes on June 1, 2018 or upon a fundamental change. In each case, the Convertible Subordinated Notes would be purchased for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest (including any contingent interest) to, but excluding, the purchase date.

The convertible subordinated notes are recorded net of unamortized discount to reflect their underlying economics by capturing the value of the conversion option as borrowing costs. As of December 31, 2011 and 2010, capital in excess of par value included

$92.8 million related to the estimated value of the Convertible Subordinated Notes' conversion options, in accordance with ASC 470-20. Debt discount recorded in the consolidated balance sheet is being amortized through June 1, 2018 to yield an effective annual interest rate of 8.42% based upon the estimated market interest rate for comparable non-convertible debt as of the issuance date of the Convertible Subordinated Notes. Total interest expense recognized on the Convertible Subordinated Notes for the years ended December 31, 2011, 2010, and 2009, is as follows:

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Coupon rate interest	**$ 17.4**	$ 17.4	$ 17.4
Amortized debt discount	**11.3**	10.5	9.6
	$ 28.7	$ 27.9	$ 27.0

At December 31, 2011, the Convertible Subordinated Notes were convertible at a price of $51.41 per share resulting in 8,753,161 issuable shares. As of December 31, 2011, if the Convertible Subordinated Notes had been converted, no shares would have been issued since the trading price of the Company's common stock was below the conversion price of the Convertible Subordinated Notes. The Company has not entered into any derivatives transactions associated with these notes.

In May 2006, Trinity Rail Leasing V, L.P., a limited partnership ("TRL V") and a limited purpose, indirect wholly-owned subsidiary of the Company owned through TILC issued $355.0 million in aggregate principal amount of Secured Railcar Equipment Notes, Series 2006-1A (the "2006 Secured Railcar Equipment Notes"), of which $269.3 million was outstanding as of December 31, 2011. The 2006 Secured Railcar Equipment Notes were issued pursuant to a Master Indenture, dated May 24, 2006, between TRL V and Wilmington Trust Company, as indenture trustee. The 2006 Secured Railcar Equipment Notes bear interest at a fixed rate of 5.9% per annum, are payable monthly, and have a final maturity of May 14, 2036. The 2006 Secured Railcar Equipment Notes are obligations of TRL V and are non-recourse to Trinity. The obligations are secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL V.

In May 2008, Trinity Rail Leasing VI LLC, a Delaware limited liability company ("TRL VI"), a limited purpose, indirect wholly-owned subsidiary of Trinity, issued $572.2 million of 30-year promissory notes (the "Promissory Notes") to financial institutions, of which $465.5 million was outstanding as of December 31, 2011. The Promissory Notes are secured by a portfolio of railcars and operating leases thereon, certain cash reserves and other assets acquired and owned by TRL VI. The Promissory Notes are obligations of TRL VI and are non-recourse to Trinity. TRL VI acquired the railcars securing the Promissory Notes by purchase from TILC and a subsidiary. The Promissory Notes bear interest at a floating rate of one-month LIBOR plus a margin of 1.50%. The LIBOR portion of the interest rate on the Promissory Notes is fixed at approximately 4.13% for the first seven years from the date of issuance of the Promissory Notes through interest rate swaps. The interest rate margin on the Promissory Notes will increase by 0.50% on each of the seventh and eighth anniversary dates of the issuance of the Promissory Notes, and by an additional 2.00% on the tenth anniversary date of the issuance of the Promissory Notes. The Promissory Notes may be prepaid at any time.

In November 2009, Trinity Rail Leasing VII LLC, a Delaware limited liability company ("TRL VII"), a limited purpose, indirect wholly-owned subsidiary of the Company owned through TILC, issued $238.3 million in aggregate principal amount of Secured Railcar Equipment Notes, Series 2009-1 ("the 2009 Secured Railcar Equipment Notes"), of which $218.4 million was outstanding as of December 31, 2011. The 2009 Secured Railcar Equipment Notes were issued pursuant to a Master Indenture, dated November 5, 2009 between TRL VII and Wilmington Trust Company, as indenture trustee. The 2009 Secured Railcar Equipment Notes bear interest at a fixed rate of 6.66% per annum, are payable monthly, and have a final maturity date of November 16, 2039. The 2009 Secured Railcar Equipment Notes are obligations of TRL VII and are non-recourse to Trinity. The obligations are secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL VII.

In October, 2010, Trinity Rail Leasing 2010 LLC, a Delaware limited liability company ("TRL 2010"), a limited purpose, indirect wholly-owned subsidiary of the Company owned through TILC, issued $369.2 million in aggregate principal amount of Secured Railcar Equipment Notes, Series 2010-1 ("2010 Secured Railcar Equipment Notes"), of which $354.3 million was outstanding as of December 31, 2011. The 2010 Secured Railcar Equipment Notes were issued pursuant to an Indenture, dated as of October 25, 2010 between TRL 2010 and Wilmington Trust Company, as indenture trustee. The 2010 Secured Railcar Equipment Notes bear interest at a fixed rate of 5.19%, are payable monthly, and have a stated final maturity date of October 16, 2040. The 2010 Secured Railcar Equipment Notes are obligations of TRL 2010 and are non-recourse to Trinity. The obligations are secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL 2010.

The $475.0 million TILC warehouse loan facility, established to finance railcars owned by TILC, had $308.5 million outstanding and $166.5 million available as of December 31, 2011. The warehouse loan is a non-recourse obligation secured by a portfolio of railcars and operating leases, certain cash reserves, and other assets acquired and owned by the warehouse loan facility. The principal and interest of this indebtedness are paid from the cash flows of the underlying leases. Advances under the facility bear interest at a defined index rate plus a margin, for an all-in interest rate of 2.30% at December 31, 2011. In February 2011, the warehouse loan facility was renewed for an additional two years and now matures in February 2013. Amounts outstanding at maturity, absent renewal, will be payable in three installments in August 2013, February 2014, and August 2014.

In June 2007, TRIP Leasing entered into a $1.19 billion Warehouse Loan Agreement which contained a floating rate revolving facility (the "TRIP Warehouse Loan"). In July 2011, TRIP Holdings issued $175.0 million in Senior Secured Notes (the "TRIP Holdings Senior Secured Notes") and TRIP Master Funding, a Delaware limited liability company and limited purpose, wholly-owned subsidiary of TRIP Holdings, issued $857.0 million in Secured Railcar Equipment Notes (the "TRIP Master Funding Secured Railcar Equipment Notes"). The proceeds from the TRIP Holdings Senior Secured Notes and the TRIP Master Funding Secured Railcar Equipment Notes were primarily used by TRIP Master Funding to purchase all of the railcar equipment owned by TRIP Leasing which, in turn, repaid the TRIP Warehouse Loan in full.

The TRIP Holdings Senior Secured Notes have a stated final maturity date of July 6, 2014 and bear interest at 8.00% payable quarterly with yield to call interest rates of 12.00% for redemptions or other prepayments on or prior to January 15, 2013 and 15.00% for redemptions or other prepayments after such date. The TRIP Holdings Senior Secured Notes are secured, among other things, by a pledge of each equity investor's ownership interest in TRIP Holdings and certain distributions made to TRIP Holdings from TRIP Master Funding and are non-recourse to Trinity, TILC, TRIP Master Funding, and the other equity investors in TRIP Holdings. Trinity purchased $112.0 million of the TRIP Holdings Senior Secured Notes in July 2011.

The TRIP Master Funding Secured Railcar Equipment Notes were issued pursuant to an Indenture, dated July 6, 2011 between TRIP Master Funding and Wilmington Trust Company, as indenture trustee, with a final maturity date in July 2041. The TRIP Master Funding Secured Railcar Equipment Notes consist of three classes with the Class A-1a notes bearing interest at 4.37%, the Class A-1b notes bearing interest at Libor plus 2.50%, and the Class A-2 notes bearing interest at 6.02%, all payable monthly. The TRIP Master Funding Secured Railcar Equipment Notes are non-recourse to Trinity, TILC, and the other equity investors in TRIP Holdings and are secured by TRIP Master Funding's portfolio of railcars and operating leases thereon, its cash reserves and all other assets owned by TRIP Master Funding. As of December 31, 2011, there were $211.1 million, $119.3 million, and $509.6 million of Class A-1a, Class A-1b, and of Class A-2 notes outstanding, respectively.

In 2009, the Company entered into a seven-year $61.0 million term loan agreement and capital lease obligations totaling $56.6 million. These new debt obligations are guaranteed by the Company and secured by railcar equipment and related leases.

In November 2010, the Company redeemed all of its $201.5 million unsecured 6½% Senior Notes which were scheduled to mature in 2014 at a redemption price 102.167% of the principal amount, pursuant to the terms of the indenture. The Company incurred approximately $5.9 million in expenses related to the redemption which are included in Other Income and Expense in 2010.

The remaining principal payments under existing debt agreements as of December 31, 2011 are as follows:

	2012	2013	2014	2015	2016	Thereafter
			(in millions)			
Recourse:						
Manufacturing/Corporate	$ 1.1	$ 1.2	$ 1.2	$ 0.2	$ 0.2	$ 450.3
Leasing – capital lease obligations (Note 5)	2.8	2.9	3.1	3.3	3.5	33.0
Leasing – term loan (Note 5)	2.8	3.0	3.3	3.5	42.1	—
Non-recourse – leasing (Note 5):						
2006 secured railcar equipment notes	13.5	15.1	16.9	18.6	21.9	183.3
Promissory notes	31.2	33.6	30.4	28.1	342.2	—
2009 secured railcar equipment notes	9.2	10.2	9.9	9.6	6.5	173.0
2010 secured railcar equipment notes	12.8	14.6	14.0	15.3	15.0	282.6
TILC warehouse facility	9.4	8.5	4.6	—	—	—
TRIP Holdings senior secured notes						
Total outstanding	—	—	170.0	—	—	—
Less: owned by Trinity	—	—	(108.8)	—	—	—
			61.2			
TRIP Master Funding secured railcar equipment notes	41.0	41.1	40.2	35.9	29.4	652.4
Facility termination payments:						
TILC warehouse facility	—	94.8	191.2	—	—	—
Total principal payments	$123.8	$ 225.0	$ 376.0	$114.5	$ 460.8	$ 1,774.6

Note 12. Other, Net

Other, net (income) expense consists of the following items:

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Foreign currency exchange transactions	**$ 3.1**	$ —	$ 2.2
Loss (gain) on equity investments	**(0.6)**	1.7	(6.5)
Costs related to redemption of Senior Notes	**—**	5.9	—
Other	**1.5**	(0.8)	(1.0)
Other, net	**$ 4.0**	$ 6.8	$ (5.3)

Other for the year ended December 31, 2011 includes $2.4 million in expense from the recognition of certain equity repurchase agreements with an investor in TRIP Holdings at fair value. See Note 3 Fair Value Accounting and Note 6 Investment in TRIP Holdings. Loss on equity investments for the year ended December 31, 2010 includes a $1.8 million loss on the write-down of the Company's pre-acquisition investment in Quixote Corporation. See Note 2 Acquisitions and Divestitures. See Note 11 Debt for further explanation of the Senior Notes redemption. Gain on equity investments for 2009 includes a $3.7 million gain from the sale of an investment during the year ended December 31, 2009.

Note 13. Income Taxes

The components of the provision for income taxes from continuing operations are as follows:

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Current:			
Federal	$ 20.0	$ (22.2)	$ 5.8
State	5.5	(2.0)	0.7
Foreign	5.4	5.0	7.9
Total current	30.9	(19.2)	14.4
Deferred:			
Federal	62.7	57.0	(27.1)
State	1.2	3.4	(3.5)
Foreign	(3.0)	(0.3)	6.8
Total deferred	60.9	60.1	(23.8)
Provision	$ 91.8	$ 40.9	$ (9.4)

Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax liabilities and assets are as follows:

	December 31,	
	2011	2010
	(in millions)	
Deferred tax liabilities:		
Depreciation, depletion, and amortization	$ 740.8	$ 667.3
Derivatives	14.5	—
Convertible debt	88.4	80.9
Total deferred tax liabilities	843.7	748.2
Deferred tax assets:		
Workers compensation, pensions, and other benefits	47.8	44.7
Warranties and reserves	14.4	17.5
Equity items	72.8	56.4
Tax loss carryforwards and credits	234.9	224.3
Inventory	11.1	7.6
Accrued liabilities and other	4.7	1.6
Total deferred tax assets	385.7	352.1
Net deferred tax liabilities before valuation allowance	458.0	396.1
Valuation allowance	19.3	19.9
Net deferred tax liabilities before reserve for uncertain tax positions	477.3	416.0
Deferred tax assets included in reserve for uncertain tax positions	(42.6)	(25.0)
Adjusted net deferred tax liabilities	$ 434.7	$ 391.0

At December 31, 2011, the Company, excluding TRIP Holdings, had $124.2 million of Federal consolidated net operating loss carryforwards, after the estimated current year utilization of $42.9 million, and tax-effected $5.6 million of state loss carryforwards. TRIP Holdings had $383.3 million in Federal tax loss carryforwards at December 31, 2011. Because TRIP Holdings files a separate tax return from the Company, its tax loss carryforwards can only be used by TRIP Holdings and cannot be used to offset future taxable income of the Company. The Federal tax loss carryforwards are due to expire between 2024 and 2031. We expect TRIP Holdings to begin utilizing their tax loss carryforwards beginning in 2020. Our ability to utilize the tax loss carryforwards that were acquired as part of the Quixote acquisition against future taxable income is subject to restrictions under the Internal Revenue Code. We have established a valuation allowance for Federal, state, and foreign tax operating losses which may not be realizable.

Realization of deferred tax assets is dependent on generating sufficient taxable income in future periods. We have established valuation allowances against tax losses and credits that we will most likely be unable to utilize. We believe that it is more likely than not that we will be able to generate sufficient future taxable income to utilize the remaining deferred tax assets.

We are currently under two separate Internal Revenue Service ("IRS") examination cycles for the years ended 2004 through 2005 and 2006 through 2008. Our statute of limitations therefore remains open from the year ended December 31, 2004 and forward. Our 2004-2005 exam cycle is currently under administrative appeal for certain unresolved issues. We expect this cycle to be effectively settled during the first or second quarter of 2012. Additionally, the 2006-2008 cycle is still in the examination level and thus, we are unable to determine how long these periods will remain open.

The 2003 tax year of one of our Mexican subsidiaries is still under review and thus its statute of limitations remains open. In addition, another Mexican subsidiary filed an amended return and thus, its 2005 statute remains open through July 2013. Statute of limitations of all of Mexican subsidiaries for 2006 and forward years remain open.

During the third quarter ended September 30, 2011, we effectively settled an audit of one of our Swiss subsidiaries which covered the years 2006 through 2009. There was no impact to the income statement as a result of the settlement.

Our various other European subsidiaries, including subsidiaries that were sold in 2006, are impacted by various statutes of limitations which are generally open from 2003 forward. An exception to this is our discontinued operations in Romania, which have been audited through 2004.

Generally, states' statutes of limitations in the United States are open from 2002 forward due to the use of tax loss carryforwards in certain jurisdictions.

The provision for income taxes results in effective tax rates different from the statutory rates. The following is a reconciliation between the statutory United States Federal income tax rate and the Company's effective income tax rate:

	Year Ended December 31,		
	2011	**2010**	**2009**
Statutory rate	**35.0%**	35.0%	35.0%
State taxes	**2.1**	3.3	1.9
Impairment of goodwill	—	—	(23.7)
Changes in valuation allowances	—	—	(6.5)
Tax settlements	—	4.4	—
Changes in tax reserves	—	(9.6)	—
Other, net	**1.6**	2.0	(0.3)
Effective rate	**38.7%**	35.1%	6.4%

Income (loss) from continuing operations before income taxes for the year ended December 31, 2011, 2010, and 2009 was $224.4 million, $113.7 million, and $(158.4) million, respectively, for United States operations, and $13.1 million, $2.9 million, and $11.5 million, respectively, for foreign operations. The Company has provided United States deferred income taxes on the un-repatriated earnings of its foreign operations. The Company has $37.8 million of foreign tax credit carryforwards which will expire between 2014 and 2021.

The change in unrecognized tax benefits for the years ended December 31, 2011 and 2010 were as follows:

	Year Ended December 31,		
	2011	**2010**	**2009**
		(in millions)	
Beginning balance	**$ 36.8**	$ 40.1	$ 32.9
Additions for tax positions related to the current year	**3.8**	3.3	5.8
Additions for tax positions of prior years	**16.4**	9.3	7.5
Reductions for tax positions of prior years	**(0.1)**	(5.6)	(4.5)
Settlements	**(3.5)**	(9.5)	(1.5)
Expirations of statute of limitations	**(0.9)**	(0.8)	(0.1)
Ending balance	**$ 52.5**	$ 36.8	$ 40.1

The additions for tax positions related to the current year in the amounts of $3.8 million and $3.3 million for the years ended December 31, 2011 and December 31, 2010, respectively, were amounts provided for tax positions previously taken in foreign jurisdictions and tax positions taken for Federal and state income tax purposes as well as deferred tax liabilities that have been reclassified to uncertain tax positions.

Additions for tax positions of prior years for the year ended December 31, 2011 and December 31, 2010 of $16.4 million and $9.3 million, respectively, are primarily due to Federal tax positions taken on prior year returns that have been proposed by the IRS but not previously reserved. These items are primarily timing differences and thus we would be allowed a future tax deduction. We have recorded a corresponding deferred tax asset for the future reduction of taxes related to these adjustments.

The reduction in tax positions of prior years of $0.1 million and $5.6 million for the years ended December 31, 2011 and December 31, 2010, respectively, was primarily related to state taxes.

Settlements during the year ended December 31, 2011 primarily relate to the audit of a Swiss subsidiary that resulted in the payment of $2.8 million of taxes and interest. Subsequent to the payment of the taxes, we applied for and received treaty relief from the Swiss tax authorities and received $1.8 million in tax refunds. The tax that was not refunded is creditable against future US income tax and thus is being carried as a deferred tax asset.

Settlements during the year ended December 31, 2010 related to a first quarter tax settlement of a 2002 Mexico tax issue of one of our subsidiaries and a third quarter settlement of the 1998-2002 IRS audit.

The total amount of unrecognized tax benefits including interest and penalties at December 31, 2011 and 2010, that would affect the Company's effective tax rate if recognized was $19.4 million and $14.9 million, respectively. There is a reasonable possibility that unrecognized Federal and state tax benefits will decrease by December 31, 2012 due to a lapse in the statute of limitations for assessing tax. Amounts subject to a lapse in statute by December 31, 2012 total $2.5 million. Further, there is a reasonable possibility that the unrecognized Federal tax benefits will decrease by December 31, 2012 due to settlements with taxing authorities. Amounts expected to settle by December 31, 2012 total $3.3 million.

Trinity accounts for interest expense and penalties related to income tax issues as income tax expense. Accordingly, interest expense and penalties associated with an uncertain tax position are included in the income tax provision. The total amount of accrued interest and penalties as of December 31, 2011 and 2010 was $13.3 million and $11.2 million, respectively. Income tax expense for the years ended December 31, 2011 and 2010 included an increase to income tax expense of $2.1 million and reduction in income tax expense of $4.8 million, respectively, in interest expense and penalties related to uncertain tax positions.

Note 14. Employee Retirement Plans

The Company sponsors defined benefit plans and defined contribution profit sharing plans which provide retirement income and death benefits for eligible employees. The annual measurement date of the benefit obligations, fair value of plan assets, and funded status is December 31.

Actuarial Assumptions

	Year Ended December 31,		
	2011	**2010**	**2009**
Assumptions used to determine benefit obligations at the annual measurement date were:			
Obligation discount rate	**5.40%**	5.90%	6.10%
Compensation increase rate	**3.00%**	3.00%	3.00%
Assumptions used to determine net periodic benefit costs were:			
Obligation discount rate	**5.90%**	6.10%	6.50%
Long-term rate of return on plan assets	**7.75%**	7.75%	7.75%
Compensation increase rate	**3.00%**	3.00%	4.00%

The obligation discount rate assumption is determined by deriving a single discount rate from a theoretical settlement portfolio of high quality corporate bonds sufficient to provide for the plans' projected benefit payments. The expected long-term rate of return on plan assets is an assumption reflecting the anticipated weighted average rate of earnings on the portfolio over the long-term. To arrive at this rate, we developed estimates based upon the anticipated performance of the assets in its portfolio. The compensation increase rate pertains solely to the pension plan of the Company's Inland Barge segment as the accrued benefits of the Company's remaining pension plans were frozen in 2009.

Components of Net Retirement Cost

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Expense Components			
Service cost	**$ 0.8**	$ 0.9	$ 3.0
Interest	**19.6**	18.7	19.7
Expected return on plan assets	**(22.8)**	(20.1)	(15.7)
Amortization and deferral:			
Actuarial loss	**1.8**	1.9	4.2
Prior service cost	**0.1**	0.1	0.1
Other	**—**	0.2	(0.4)
Defined benefit expense	**(0.5)**	1.7	10.9
Profit sharing	**9.3**	8.3	7.6
Net expense	**$ 8.8**	$ 10.0	$ 18.5

Obligations and Funded Status

	Year Ended December 31,	
	2011	2010
	(in millions)	
Accumulated Benefit Obligations	**$ 364.8**	$ 335.7
Projected Benefit Obligations:		
Beginning of year	**$ 335.8**	$ 326.1
Service cost	**0.8**	0.9
Interest	**19.6**	18.7
Benefits paid	**(14.7)**	(12.9)
Actuarial loss	**23.3**	3.3
Amendments	**—**	0.2
Settlements	**—**	(0.5)
End of year	**$ 364.8**	$ 335.8
Plans' Assets:		
Beginning of year	**$ 291.1**	$ 257.6
Actual return on assets	**(1.2)**	35.3
Employer contributions	**15.4**	11.6
Benefits paid	**(14.7)**	(12.9)
Settlements	**—**	(0.5)
End of year	**$ 290.6**	$ 291.1
Consolidated Balance Sheet Components:		
Funded status	**$ (74.2)**	$ (44.7)

The unfunded status of the plans of $74.2 million and $44.7 million at December 31, 2011 and 2010, respectively, was recognized in the accompanying balance sheets as accrued pension liability and included in Accrued Liabilities. No plan assets are expected to be returned to us during the year ending December 31, 2012.

Amounts Recognized in Other Comprehensive Income (Loss)

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Actuarial gain (loss)	**$ (47.3)**	$ 11.9	$ 18.7
Amortization of actuarial loss	**1.7**	1.9	4.2
Amortization of prior service cost	**0.1**	0.1	0.1
Other	**—**	(0.2)	—
Curtailments	**—**	—	33.5
Settlements	**—**	0.2	—
Total before income taxes	**(45.5)**	13.9	56.5
Income tax expense (benefit)	**(16.9)**	5.2	20.9
Net amount recognized in other comprehensive income (loss)	**$ (28.6)**	$ 8.7	$ 35.6

Included in AOCL at December 31, 2011 were the following amounts that have not been recognized in net periodic pension cost: prior service cost of $0.3 million ($0.2 million net of related income taxes) and unrecognized actuarial losses of $112.1 million ($70.5 million net of related income taxes).

Actuarial loss included in AOCL and expected to be recognized in net periodic pension cost for the year ended December 31, 2012 is $3.4 million ($2.2 million net of related income taxes).

Plan Assets

The estimated fair value of plan assets at year end 2011 and 2010, indicating input levels used to determine fair value, and the range of target asset allocations are as follows:

	Target Allocation	December 31, 2011	December 31, 2010
Cash and cash equivalents		3%	1%
Equity securities	55-65%	66	68
Debt securities	35-45%	31	31
Total		100%	100%

	Fair Value Measurement as of December 31, 2011 (in millions)			
	Level 1	Level 2	Level 3	Total
Temporary cash investments	$ 9.7	$ —	$ —	$ 9.7
Common trust funds	—	207.4	—	207.4
Registered investment companies	73.5	—	—	73.5
	$ 83.2	$ 207.4	$ —	$ 290.6

	Fair Value Measurement as of December 31, 2010 (in millions)			
	Level 1	Level 2	Level 3	Total
Temporary cash investments	$ 3.5	$ —	$ —	$ 3.5
Common trust funds	—	210.3	—	210.3
Registered investment companies	71.7	—	—	71.7
Corporate stock	2.9	—	—	2.9
Corporate bonds	2.0	—	—	2.0
U.S. government obligations	0.7	—	—	0.7
	$ 80.8	$ 210.3	$ —	$ 291.1

The Company's pension investment strategies have been developed as part of a comprehensive asset/liability management process that considers the relationship between both the assets and liabilities of the plans. These strategies consider not only the expected risk and returns on plan assets, but also the actuarial projections of liabilities, projected contributions, and funded status. The equity allocation is heavily weighted toward domestic large capitalized companies. There is also a lesser exposure to domestic small/mid cap companies, as well as international equities. The fixed income allocation is equally split between a limited duration portfolio and a core plus portfolio that has a duration in-line with published bond indices. This asset mix is designed to meet the longer-term obligations of the plan as projected by actuarial studies.

The principal pension investment strategies include asset allocation and active asset management. The range of target asset allocations has been determined after giving consideration to the expected returns of each asset category, the expected performance of each asset category, the volatility of the asset returns over time, and the complementary nature of the asset mix within the portfolio. Each asset category is managed by external money managers with the objective of generating returns that exceed market-based benchmarks.

The pension plan assets are valued at fair value. The following is a description of the valuation methodologies used in determining fair value, including the general classification of such instruments pursuant to the valuation hierarchy as described further in Note 3 Fair Value Accounting.

Temporary cash investments – These investments consist of U.S. dollars held in master trust accounts with the trustee. These temporary cash investments are classified as Level 1 instruments.

Common trust funds – Common trust funds are comprised of shares or units in commingled funds that are not publicly traded. The underlying assets in these funds are publicly traded on exchanges and price quotes for the assets held by these funds are readily available. Holdings of common trust funds are classified as Level 2 investments.

Registered investment companies – Registered investment companies are mutual funds registered with the Securities and Exchange Commission. Mutual fund shares are traded actively on public exchanges. The share prices for mutual funds are published at the close of each business day. Holdings of mutual funds are classified as Level 1 investments.

Corporate stock – This investment category consists of stock issued by U.S. companies traded actively on exchanges. Price quotes for these shares are readily available. Holdings of corporate stock are classified as Level 1 investments.

Corporate bonds – Corporate bonds consist of fixed income securities of U.S. and non-U.S. corporations. These assets are valued using quoted prices in active markets. Corporate bonds are classified as Level 1 investments.

U.S. government obligations – U.S government obligations consist of fixed income securities issued directly by the U.S. Treasury or by government-sponsored enterprises. These assets are valued using quoted prices in active markets. U.S. government obligations are classified as Level 1 investments.

Cash Flows

Employer contributions for the year ending December 31, 2012 are expected to be $17.3 million for the defined benefit plans compared to $15.4 million contributed during 2011. Employer contributions to the 401(k) plans and the Supplemental Profit Sharing Plan for the year ending December 31, 2012 are expected to be $9.3 million compared to $8.2 million, $7.9 million, and $7.4 million during 2011, 2010, and 2009, respectively.

Benefit payments expected to be paid during the next ten years are as follows:

	Amounts (in millions)
2012	$ 14.7
2013	15.7
2014	16.8
2015	18.0
2016	19.3
2017-2021	116.1

During the first quarter of 2009, the Company amended its Supplemental Retirement Plan (the "Supplemental Plan") to reduce future retirement plan costs. This amendment provides that all benefit accruals under the Supplemental Plan cease effective March 31, 2009, and the Supplemental Plan was frozen as of that date. In addition, the Company amended the Trinity Industries, Inc. Standard Pension Plan (the "Pension Plan"). This amendment was designed to reduce future pension costs and provides that, effective March 31, 2009, all future benefit accruals under the Pension Plan automatically ceased for all participants, and the accrued benefits under the Pension Plan were determined and frozen as of that date. Accordingly, as a result of these amendments, the accrued pension liability was reduced by $44.1 million with an offsetting reduction in funded status of pension liability included in AOCL.

Participants in the Pension Plan are now eligible to receive future retirement benefits through a company-funded annual retirement contribution provided through the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates. The contribution ranges from one to three percent of eligible compensation based on service. Both the annual retirement contribution and the company matching contribution are discretionary, requiring board approval, and are made annually with the investment of the funds directed by the participants.

Note 15. Accumulated Other Comprehensive Loss

Comprehensive net income (loss) is as follows:

	Year Ended December 31,		
	2011	2010	2009
	(in millions)		
Net income (loss) attributable to Trinity Industries, Inc.	**$ 142.2**	$ 67.4	$ (137.7)
Other comprehensive income (loss):			
Change in funded status of pension liability, net of tax expense (benefit) of $(16.9), $5.2, and $20.9	**(28.6)**	8.7	35.6
Change in unrealized (loss) gain on derivative financial instruments, net of tax (benefit) expense of $0.4, $(2.6), and $14.2	**0.1**	(7.3)	27.8
Other changes, net of tax benefit of $—, 0.7, and (0.0)	**—**	1.1	(0.1)
Comprehensive net income (loss) attributable to Trinity Industries, Inc.	**$ 113.7**	$ 69.9	$ (74.4)

The components of accumulated other comprehensive loss are as follows:

	December 31, 2011	December 31, 2010
	(in millions)	
Currency translation adjustments, net of tax benefit of $(0.2) and $(0.2)	**$ (17.1)**	$ (17.1)
Funded status of pension liability, net of tax benefit of $(41.7) and $(24.8)	**(70.7)**	(42.1)
Unrealized loss on derivative financial instruments, net of tax benefit of $(34.9) and $(21.4)	**(46.2)**	(36.3)
	$ (134.0)	$ (95.5)

See Note 7 Derivative Instruments for information on the reclassification of amounts in accumulated other comprehensive loss into earnings.

Note 16. Stock-Based Compensation

The Company's 2004 Amended and Restated Stock Option and Incentive Plan ("the Plan") provides for awarding 6,000,000 (adjusted for stock splits) shares of common stock plus (i) shares covered by forfeited, expired, and canceled options granted under prior plans; and (ii) shares tendered as full or partial payment for the purchase price of an award or to satisfy tax withholding obligations. At December 31, 2011, a total of 2,062,102 shares were available for issuance. The Plan provides for the granting of nonqualified and incentive stock options having maximum ten-year terms to purchase common stock at its market value on the award date; stock appreciation rights based on common stock fair market values with settlement in common stock or cash; restricted stock awards; restricted stock units; and performance awards with settlement in common stock or cash on achievement of specific business objectives. Under previous plans, nonqualified and incentive stock options, restricted shares, and restricted stock units were granted at their fair market values. Options become exercisable in various percentages over periods ranging up to five years.

The cost of employee services received in exchange for awards of equity instruments are referred to as share-based payments and are based on the grant date fair-value of those awards. Stock-based compensation includes compensation expense, recognized over the applicable vesting periods, for both new share-based awards and share-based awards granted prior to, but not yet vested, as of January 1, 2006. The Company uses the Black-Scholes-Merton option pricing model to determine the fair value of stock options granted to employees. Stock-based compensation totaled approximately $23.5 million, $15.7 million, and $13.5 million for the years ended December 31, 2011, 2010, and 2009, respectively.

The income tax benefit related to stock-based compensation expense was $10.0 million, $4.0 million, and $2.3 million for the years ended December 31, 2011, 2010, and 2009, respectively. The Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows. No stock-based compensation costs were capitalized as part of the cost of an asset for the years ended December 31, 2011, 2010, and 2009.

Stock Options

Expense related to stock options issued to eligible employees under the Plan is recognized over their vesting period on a straight line basis. Stock options generally vest over 5 years and have contractual terms of 10 years.

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Value (in millions)
Options outstanding at December 31, 2010	**880,087**	**$ 16.35**		
Granted	**—**	**—**		
Exercised	**(226,571)**	**$ 16.51**		
Cancelled	**—**	**—**		
Options outstanding at December 31, 2011	**653,516**	**$ 16.30**	**5.3**	**$ 9.0**
Options exercisable:				
December 31, 2010	**449,587**	**$ 16.46**	**3.1**	**$ 4.6**
December 31, 2011	**223,016**	**$ 16.42**	**2.1**	**$ 3.0**

At December 31, 2011, unrecognized compensation expense related to stock options was $0.4 million. At December 31, 2011, for unrecognized compensation expense related to stock options, the weighted average recognition period was 0.4 years. The intrinsic value of options exercised totaled approximately $3.6 million, $0.9 million, and $0.3 million during fiscal years 2011, 2010, and 2009, respectively.

Restricted Stock

Restricted share awards consist of restricted stock, restricted stock units, and performance units. Expense related to restricted stock and restricted stock units issued to eligible employees under the Plan is recognized ratably over the vesting period or to the date on which retirement eligibility is achieved, if shorter. Restricted stock and restricted stock units generally vest for periods ranging from one to fifteen years from the date of grant. Certain restricted stock and restricted stock units vest in their entirety upon the employee's retirement from the Company, the employee's reaching the age of 65 or when the employee's age plus years of vested service equal 80. Restricted stock units issued to non-employee directors under the Plan vest on the grant date or on the first business day immediately preceding the next Annual Meeting of Stockholders. Performance units are amortized from their award date to the end of the performance period, generally either two or three years. Performance units are granted to employees based upon their target value however, depending upon the achievement of certain specified goals, may increase in value up to 200% of target. Certain performance awards provide that the Board of Directors has the right to disallow the granting of performance units for values in excess of target and, accordingly, no expense in excess of the target value is recognized for any units subject to such negative discretion. The performance units vest upon certification by the Human Resources Committee of the Board of Directors of the achievement of the specified performance goals.

	Number of Restricted Share Awards	Weighted Average Fair Value per Award
Restricted share awards outstanding at December 31, 2010	**2,976,128**	**$ 24.79**
Granted	**925,140**	**34.21**
Vested	**(745,147)**	**25.62**
Forfeited	**(93,460)**	**26.17**
Restricted share awards outstanding at December 31, 2011	**3,062,661**	**$ 27.39**

At December 31, 2011, unrecognized compensation expense related to restricted share awards totaled approximately $67.2 million which will be recognized over a weighted average period of 4.2 years. The total fair value of shares vested during fiscal years 2011, 2010, and 2009 was $23.3 million, $11.7 million, and $7.4 million, respectively. The weighted average fair value of restricted share awards granted during 2011, 2010, and 2009 was $34.21, $25.18 and $15.68 per share, respectively.

Note 17. Earnings Per Common Share

Basic net income attributable to Trinity Industries, Inc. per common share is computed by dividing net income attributable to Trinity remaining after allocation to unvested restricted shares by the weighted average number of basic common shares outstanding for the period. Except when the effect would be antidilutive, the calculation of diluted net income attributable to Trinity per common share includes the net impact of unvested restricted shares and shares that could be issued under outstanding stock options. Total weighted average restricted shares and antidilutive stock options were 3.0 million shares, 2.8 million shares, and 3.7 million shares, respectively, for the years ended December 31, 2011, 2010 and 2009, respectively.

The computation of basic and diluted net income (loss) attributable to Trinity Industries, Inc. is as follows:

	Year Ended December 31, 2011		
	Income (Loss)	Avg. Shares Outstanding	Earnings Per Share
	(in millions, except per share amounts)		
Net income attributable to Trinity Industries, Inc.	**$ 142.2**		
Unvested restricted share participation	**(4.8)**		
Net income attributable to Trinity Industries, Inc. — basic	**137.4**	**77.5**	**$ 1.77**
Effect of dilutive securities:			
Stock options	—	**0.3**	
Net income attributable to Trinity Industries, Inc. — diluted	**$ 137.4**	**77.8**	**$ 1.77**

	Year Ended December 31, 2010		
	Income (Loss)	Avg. Shares Outstanding	Earnings Per Share
	(in millions, except per share amounts)		
Net income attributable to Trinity Industries, Inc.	$ 67.4		
Unvested restricted share participation	(2.3)		
Net income attributable to Trinity Industries, Inc. — basic	65.1	76.8	$ 0.85
Effect of dilutive securities:			
Stock options	—	0.2	
Net income attributable to Trinity Industries, Inc. — diluted	$ 65.1	77.0	$ 0.85

	Year Ended December 31, 2009		
	Income (Loss)	Avg. Shares Outstanding	Loss Per Share
	(in millions, except per share amounts)		
Net loss attributable to Trinity Industries, Inc.	$ (137.7)		
Unvested restricted share participation	(1.0)		
Net loss attributable to Trinity Industries, Inc. — basic	(138.7)	76.4	$ (1.81)
Effect of dilutive securities:			
Stock options	—	—	
Net loss attributable to Trinity Industries, Inc. — diluted	$ (138.7)	76.4	$ (1.81)

Note 18. Commitments and Contingencies

Litigation and Contingencies

Railworthiness Directive

As previously reported, the Company received a letter from the Federal Railroad Administration ("FRA") containing a railworthiness directive pertaining to a specific design of tank cars manufactured by the Company for use in transporting poison inhalation hazard ("PIH") materials. The Company has manufactured 948 railcars of this design. These tank cars are owned or managed by the Company's wholly-owned, railcar leasing subsidiary. The FRA was notified of five tank cars with potential leaks around the manway nozzles. Pursuant to the directive, 100 recently manufactured tank cars were removed from service. An additional 67 randomly selected tank cars out of 848 manufactured since 2006, which have operated without incident, have been removed from service.

In September 2011, the FRA issued an addendum to its June 2011 railworthiness directive, approving the Company's voluntary recertification of all 948 tank cars used in PIH service. The recertification process is scheduled to be performed through September 2014 in conjunction with the normal 3 to 5 year, federally mandated inspection cycle for tank cars in PIH service. Maintenance costs associated with this recertification process are expensed as incurred in accordance with generally accepted accounting principles. The additional costs estimated to be incurred for compliance with the directive are not expected to be significant.

Other Matters

In January 2012, a Company subsidiary, Trinity Structural Towers, Inc., filed a law suit against a structural wind tower customer for breach of contract due to the customer's failure to comply with its' contractual purchase obligations. The customer and Trinity Structural Towers, Inc. entered into a multi-year contract in which the customer agreed to purchase a fixed number of structural wind towers each year during the term of the contract. The customer purchased a portion of its contractual commitment but defaulted its purchase obligation thereafter and did not remedy such default following notice from Trinity Structural Towers, Inc. to cure the default. The customer has filed an answer in the litigation and the discovery process is expected to commence in the first quarter of 2012.

The Company is involved in claims and lawsuits incidental to our business arising from various matters including product warranty, personal injury, environmental issues, workplace laws, and various governmental regulations. The Company evaluates its exposure to such claims periodically and establishes accruals for these contingencies when a range of loss can be reasonably estimated. The range of loss for such matters, taking into consideration our rights in indemnity and recourse to third parties is $6.2 million to $22.9 million. Total accruals of $12.3 million, including environmental and workplace matters described below, are included in accrued liabilities in the accompanying consolidated balance sheet. The Company believes any additional liability would not be material to its financial position or results of operations.

Trinity is subject to Federal, state, local, and foreign laws and regulations relating to the environment and the workplace. The Company has reserved $7.6 million to cover our probable and estimable liabilities with respect to the investigations, assessments, and remedial responses to such matters, taking into account currently available information and our contractual rights to indemnification and recourse to third parties. However, estimates of liability arising from future proceedings, assessments, or remediation are inherently imprecise. Accordingly, there can be no assurance that we will not become involved in future litigation or other proceedings involving the environment and the workplace or, if we are found to be responsible or liable in any such litigation or proceeding, that such costs would not be material to the Company. We believe that we are currently in substantial compliance with environmental and workplace laws and regulations.

Other Commitments

Non-cancelable purchase obligations amounted to $399.6 million as of December 31, 2011, of which $347.5 million is for the purchase of raw materials and components, principally by the Rail, Inland Barge, and Energy Equipment Groups.

Note 19. Selected Quarterly Financial Data (Unaudited)

Effective December 31, 2011, the Company adopted the emerging industry policy of recognizing revenue from the sales of railcars from the lease fleet on a gross basis in leasing revenues and cost of revenues if the railcar has been owned by the lease fleet for one year or less at the time of sale. Sales of railcars from the lease fleet which have been owned by the lease fleet for more than one year are recognized as a net gain or loss from the disposal of a long-term asset. See Note 1 of the Notes to Consolidated Financial Statements.

	Three Months Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(in millions except per share data)			
Revenues:				
Manufacturing	$ 514.4	$ 580.1	$ 643.7	$ 785.5
Leasing	119.8	128.2	147.4	156.0
	634.2	708.3	791.1	941.5
Operating costs:				
Costs of revenues:				
Manufacturing	431.7	498.2	548.4	686.4
Leasing	60.5	63.3	78.6	87.9
Other	8.1	7.4	7.1	5.3
	500.3	568.9	634.1	779.6
Selling, engineering, and administrative expenses	50.3	47.5	53.5	57.8
Gain (loss) on disposition of property, plant, and equipment:				
Net gains on lease fleet sales	1.1	0.4	1.6	13.1
Disposition of flood-damaged property, plant, and equipment	—	—	0.6	17.0
Other	0.8	3.1	(0.3)	4.8
	1.9	3.5	1.9	34.9
Operating profit	85.5	95.4	105.4	139.0
Net income	25.6	31.6	31.6	56.9
Net income attributable to Trinity Industries, Inc.	24.2	30.0	31.9	56.1
Net income attributable to Trinity Industries, Inc. per common share – basic and diluted	$ 0.30	$ 0.37	$ 0.40	$ 0.70

	Three Months Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(in millions except per share data)			
Revenues:				
Manufacturing	$ 332.8	$ 423.5	$ 417.9	$ 516.8
Leasing	114.9	115.2	115.2	119.2
	447.7	538.7	533.1	636.0
Operating costs:				
Costs of revenues:				
Manufacturing	283.1	351.7	348.1	451.8
Leasing	64.0	61.8	59.2	59.0
Other	4.1	2.1	2.1	2.6
	351.2	415.6	409.4	513.4
Selling, engineering, and administrative expenses	48.4	45.5	48.7	43.7
Gain (loss) on disposition of property, plant, and equipment:				
Net gains on lease fleet sales	1.7	0.3	2.3	2.3
Disposition of flood-damaged property, plant, and equipment	—	—	10.2	(0.5)
Other	2.2	1.0	4.4	0.3
	3.9	1.3	16.9	2.1
Operating profit	52.0	78.9	91.9	81.0
Net income	4.3	21.1	31.5	18.5
Net income attributable to Trinity Industries, Inc.	2.0	18.4	29.7	17.3
Net income attributable to Trinity Industries, Inc. per common share – basic and diluted	$ 0.02	$ 0.23	$ 0.37	$ 0.22

Effective December 31, 2011, deferred loan issuance costs incurred have been classified in our Consolidated Statements of Cash Flows in financing activities as a deduction from debt proceeds to properly state such costs as financing activities. Previously such costs were classified as an operating activity within the change in other assets. The impact to properly state operating and financing activities for the three months ended March 31, 2011 and the six months ended June 30, 2011 was $5.9 million and the nine months ended September 30, 2011 impact was $21.1 million. The impact in 2010 to properly state operating and financing activities for the periods ended March 31, 2010 and June 30, 2010, was $0.2 million, while the impact for the nine months ended September 30, 2010 was $0.3 million. The impact for the year ended December 31, 2010 was $6.6 million. The following quarterly Consolidated Statements of Cash Flows for 2011 and 2010 are summarized as follows 1) originally reported as adjusted for the change in accounting for lease fleet railcar sales explained above and 2) as adjusted for the change in accounting for lease fleet railcar sales and the proper recognition of deferred loan issuance costs as financing activities:

	Originally Reported as Adjusted for the Change in Presentation for Lease Fleet Railcar Sales		
	Three Months Ended March 31, 2011	**Six Months Ended June 30, 2011**	**Nine Months Ended September 30, 2011**
		(in millions)	
Total cash provided by (required by):			
Operating activity	$ (11.5)	$ (3.2)	$ 28.6
Investing activity	(35.6)	(58.3)	(125.6)
Financing activity	(46.6)	(35.4)	15.8
Net increase (decrease) in cash and cash equivalents	$ (93.7)	$ (96.9)	$ (81.2)

	Three Months Ended March 31, 2010	**Six Months Ended June 30, 2010**	**Nine Months Ended September 30, 2010**	**Year Ended December 31, 2010**
		(in millions)		
Total cash provided by (required by):				
Operating activity	$ (16.2)	$ 6.1	$ 47.5	$ 163.9
Investing activity	(268.4)	(304.0)	(333.0)	(308.2)
Financing activity	(69.5)	(103.6)	(175.1)	(113.5)
Net increase (decrease) in cash and cash equivalents	$ (354.1)	$ (401.5)	$ (460.6)	$ (257.8)

	As Adjusted for the Change in Presentation for Lease Fleet Railcar Sales and the Recognition of Deferred Loan Issuance Costs as Financing Activities		
	Three Months Ended March 31, 2011	**Six Months Ended June 30, 2011**	**Nine Months Ended September 30, 2011**
		(in millions)	
Total cash provided by (required by):			
Operating activity	$ (5.6)	$ 2.7	$ 49.7
Investing activity	(35.6)	(58.3)	(125.6)
Financing activity	(52.5)	(41.3)	(5.3)
Net increase (decrease) in cash and cash equivalents	$ (93.7)	$ (96.9)	$ (81.2)

	Three Months Ended March 31, 2010	**Six Months Ended June 30, 2010**	**Nine Months Ended September 30, 2010**	**Year Ended December 31, 2010**
		(in millions)		
Total cash provided by (required by):				
Operating activity	$ (16.0)	$ 6.3	$ 47.8	$ 170.5
Investing activity	(268.4)	(304.0)	(333.0)	(308.2)
Financing activity	(69.7)	(103.8)	(175.4)	(120.1)
Net increase (decrease) in cash and cash equivalents	$ (354.1)	$ (401.5)	$ (460.6)	$ (257.8)

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Disclosure Controls and Procedures.

The Company maintains controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize, and disclose this information within the time periods specified in the rules of the SEC. The Company's Chief Executive and Chief Financial Officers are responsible for establishing and maintaining these procedures and, as required by the rules of the SEC, evaluating their effectiveness. Based on their evaluation of the Company's disclosure controls and procedures which took place as of the end of the period covered by this report, the Chief Executive and Chief Financial Officers believe that these procedures are effective to ensure that the Company is able to collect, process, and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

Management's Report on Internal Control over Financial Reporting.

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance, as opposed to absolute assurance, of achieving their internal control objectives.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on our assessment, we believe that, as of December 31, 2011, the Company's internal control over financial reporting was effective based on those criteria.

The effectiveness of internal control over financial reporting as of December 31, 2011, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. Ernst & Young LLP's attestation report on effectiveness of the Company's internal control over financial reporting is included herein.

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

Information regarding the directors of the Company is incorporated by reference to the information set forth under the caption "Proposal 1 — Election of Directors" in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders (the "2012 Proxy Statement"). Information relating to the executive officers of the Company is set forth in Part I of this report under the caption "Executive Officers of the Company." Information relating to the Board of Directors' determinations concerning whether at least one of the members of the Audit Committee is an "audit committee financial expert" as that term is defined under Item 407 (d)(5) of Regulation S-K is incorporated by reference to the information set forth under the caption "Corporate Governance — Board Committees — Audit Committee" in the Company's 2012 Proxy Statement. Information regarding the Company's Audit Committee is incorporated by reference to the information set forth under the caption "Corporate Governance — Board Committees — Audit Committee" in the Company's 2012 Proxy Statement. Information regarding compliance with Section 16(a) of the Securities and Exchange Act of 1934 is incorporated by reference to the information set forth under the caption "Additional Information — Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's 2012 Proxy Statement.

The Company has adopted a Code of Business Conduct and Ethics that applies to all of its directors, officers, and employees. The Code of Business Conduct and Ethics is on the Company's website at www.trin.net under the caption "Investor Relations/ Governance." The Company intends to post any amendments or waivers for its Code of Business Conduct and Ethics to the Company's website at www.trin.net to the extent applicable to an executive officer or director of the Company.

Item 11. ***Executive Compensation.***

Information regarding compensation of executive officers and directors is incorporated by reference to the information set forth under the caption "Executive Compensation" in the Company's 2012 Proxy Statement. Information concerning compensation committee interlocks and insider participation is incorporated by reference to the information set forth under the caption "Corporate Governance — Compensation Committee Interlocks and Insider Participation" in the Company's 2012 Proxy Statement. Information about the compensation committee report is incorporated by reference to the information set forth under the caption "Executive Compensation — Human Resources Committee Report" in the Company's 2012 Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

Information concerning security ownership of certain beneficial owners and management is incorporated herein by reference from the Company's 2012 Proxy Statement, under the caption "Security Ownership — Security Ownership of Certain Beneficial Owners and Management."

The following table sets forth information about Trinity common stock that may be issued under all of Trinity's existing equity compensation plans as of December 31, 2011.

Equity Compensation Plan Information

	(a)	(b)	(c)
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))**
Equity compensation plans approved by security holders:			
Stock Options	653,516	$ 16.30	
Restricted stock units and performance units	614,654[1]	—	
	1,268,170		2,062,102
Equity compensation plans not approved by security holders	—[2]		—
Total	1,268,170		2,062,102

[1]Includes 287,264 shares of common stock issuable upon the vesting and conversion of restricted stock units and 327,390 shares of common stock issuable upon the vesting and conversion of performance units. The restricted stock units and performance units do not have an exercise price.

[2]Excludes information regarding the Trinity Deferred Plan for Director Fees. This plan permits the deferral of the payment of the annual retainer fee and board and committee meeting fees. At the election of the participant, the deferred fees may be converted into phantom stock units with a fair market value equal to the value of the fees deferred, and such phantom stock units are credited to the director's account (along with the amount of any dividends or stock distributions). At the time a participant ceases to be a director, cash will be distributed to the participant. At December 31, 2011, there were 106,126 phantom stock units credited to the accounts of participants. Also excludes information regarding the Trinity Industries Supplemental Profit Sharing Plan ("Supplemental Plan") for certain of its highly compensated employees. Information about the Supplemental Plan is incorporated herein by reference from the Company's 2012 Proxy Statement, under the caption "Executive Compensation — Post-Employment Benefits." At December 31, 2011, there were 45,904 stock units credited to the accounts of participants under the Supplemental Plan.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

Information regarding certain relationships and related person transactions is incorporated by reference to the information set forth under the captions "Corporate Governance-Compensation Committee Interlocks and Insider Participation" and "Transactions with Related Persons" in the Company's 2012 Proxy Statement. Information regarding the independence of directors is incorporated by reference to the information set forth under the captions "Corporate Governance-Independence of Directors" in the Company's 2012 Proxy Statement.

Item 14. ***Principal Accountant Fees and Services.***

Information regarding principal accountant fees and services is incorporated by reference to the information set forth under the captions "Fees of Independent Registered Public Accounting Firm for Fiscal Years 2011 and 2010" in the Company's 2012 Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) (1) *Financial Statements.*

See Item 8.

(2) *Financial Statement Schedule.*

All schedules are omitted because they are not required, not significant, not applicable or the information is shown in the financial statements or the notes to consolidated financial statements.

(3) *Exhibits.*

See Index to Exhibits for a listing of Exhibits which are filed herewith or incorporated herein by reference to the location indicated.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

1) Post-Effective Amendment No. 3 to the Registration Statement (Form S-8, No. 2-64813),
2) Post-Effective Amendment No. 1 to the Registration Statement (Form S-8, No. 33-10937),
3) Registration Statement (Form S-8, No. 33-35514),
4) Registration Statement (Form S-8, No. 33-73026),
5) Registration Statement (Form S-8, No. 333-77735),
6) Registration Statement (Form S-8, No. 333-91067),
7) Registration Statement (Form S-8, No. 333-85588),
8) Registration Statement (Form S-8, No. 333-85590),
9) Registration Statement (Form S-8, No. 333-114854),
10) Registration Statement (Form S-8, No. 333-115376),
11) Registration Statement (Form S-3, No. 333-134596),
12) Registration Statement (Form S-8, No. 333-159552), and
13) Registration Statement (Form S-8, No. 333-169452);

of our reports dated February 16, 2012 with respect to the consolidated financial statements of Trinity Industries, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Trinity Industries, Inc. and Subsidiaries included in this Annual Report (Form 10-K) of Trinity Industries, Inc. and Subsidiaries for the year ended December 31, 2011.

/s/ ERNST & YOUNG LLP

Dallas, Texas
February 16, 2012

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY INDUSTRIES, INC.
Registrant

By /s/ James E. Perry
James E. Perry
Senior Vice President and Chief Financial Officer
Dated: February 16, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Directors:

/s/ John L. Adams
John L. Adams
Director
Dated: February 16, 2012

/s/ Rhys J. Best
Rhys J. Best
Director
Dated: February 16, 2012

/s/ David W. Biegler
David W. Biegler
Director
Dated: February 16, 2012

/s/ Leldon E. Echols
Leldon E. Echols
Director
Dated: February 16, 2012

/s/ Ronald J. Gafford
Ronald J. Gafford
Director
Dated: February 16, 2012

/s/ Ronald W. Haddock
Ronald W. Haddock
Director
Dated: February 16, 2012

/s/ Adrián Lajous
Adrián Lajous
Director
Dated: February 16, 2012

/s/ Charles W. Matthews
Charles W. Matthews
Director
Dated: February 16, 2012

/s/ Diana S. Natalicio
Diana S. Natalicio
Director
Dated: February 16, 2012

/s/ Douglas L. Rock
Douglas L. Rock
Director
Dated: February 16, 2012

Principal Executive Officer:

/s/ Timothy R. Wallace
Timothy R. Wallace
Chairman, Chief Executive Officer, President, and Director
Dated: February 16, 2012

Principal Financial Officer:

/s/ James E. Perry
James E. Perry
Senior Vice President and Chief Financial Officer
Dated: February 16, 2012

Principal Accounting Officer:

/s/ Mary E. Henderson
Mary E. Henderson
Vice President, Chief Accounting Officer, and Controller
Dated: February 16, 2012

Trinity Industries, Inc.
Index to Exhibits
(Item 15(b))

NO.	DESCRIPTION
(3.1)	Certificate of Incorporation of Trinity Industries, Inc., as amended May 23, 2007 (incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007).
(3.2)	Amended and Restated By-Laws of Trinity Industries, Inc., as amended May 2, 2011 (incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011).
(4.01)	Indenture, dated June 7, 2006, between Trinity Industries, Inc. and Wells Fargo Bank, National Association, as trustee (including the Form of 3 7/8% Convertible Subordinated Note due 2036 as an exhibit thereto) (filed herewith).
(4.01.1)	Officers' Certificate of Trinity Industries, Inc. pursuant to the Indenture dated June 7, 2006, relating to the Company's 3 7/8% Convertible Subordinated Notes due 2036 (filed herewith).
(4.1)	Specimen Common Stock Certificate of Trinity Industries, Inc. (incorporated by reference to Exhibit 4.1 of Registration Statement No. 333-159552 filed May 28, 2009).
(4.2)	Pass Through Trust Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(4.2.1)	Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.4.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(4.2.2)	Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.4.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(4.2.3)	Trust Indenture and Security Agreement dated as of February 15, 2002 among Trinity Industries Leasing Company, Trinity Industries, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.4.3 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).
(10.1.1)	Form of Amended and Restated Executive Severance Agreement entered into between Trinity Industries, Inc. and the Chief Executive Officer, and each of the Senior Vice Presidents (incorporated by reference to Exhibit 10.1.1 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).*
(10.1.2)	Form of Amended and Restated Executive Severance Agreement entered into between Trinity Industries, Inc. and certain executive officers and certain other subsidiary and divisional officers of Trinity Industries, Inc. (incorporated by reference to Exhibit 10.1.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2008).*
(10.2)	Trinity Industries, Inc. Directors' Retirement Plan, as amended September 10, 1998 (incorporated by reference to Exhibit 10.2 of Registration Statement No. 333-117526 filed July 21, 2004).*
(10.2.1)	Amendment No. 2 to the Trinity Industries, Inc. Directors' Retirement Plan (incorporated by reference to Exhibit 10.2.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2010).*
(10.2.2)	Amendment No. 3 to the Trinity Industries, Inc. Directors' Retirement Plan (filed herewith).*
(10.3)	1993 Stock Option and Incentive Plan (incorporated by reference to Exhibit 4.1 of Registration Statement No. 33-73026 filed December 15, 1993).*
(10.3.1)	Amendment No. 1 to the 1993 Stock Option and Incentive Plan (filed herewith).*
(10.3.2)	Amendment No. 2 to the 1993 Stock Option and Incentive Plan (filed herewith).*
(10.3.3)	Amendment No. 3 to the 1993 Stock Option and Incentive Plan (filed herewith).*
(10.3.4)	Amendment No. 4 to the 1993 Stock Option and Incentive Plan (filed herewith).*
(10.3.5)	Amendment No. 5 to the 1993 Stock Option and Incentive Plan (filed herewith).*
(10.4)	Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective January 1, 2005 (incorporated by reference to Exhibit 10.5 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).*
(10.5)	Trust Agreement for Trinity Industries, Inc. Deferred Compensation Trust dated December 15, 2011 (filed

herewith).*

(10.6) Trust Agreement for Trinity Industries, Inc. Supplemental Profit Sharing and Directors Fee Trust dated December 15, 2011 (filed herewith).*

(10.7) Supplemental Retirement Plan as Amended and Restated effective January 1, 2009 (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).*

(10.7.1) Amendment No. 1 to the Supplemental Retirement Plan as Amended and Restated effective January 1, 2009 (incorporated by reference to Exhibit 10.7.1 to our Form 8-K filed February 17, 2009).*

(10.8) Trinity Industries, Inc. Deferred Plan for Director Fees, as amended (incorporated by reference to Exhibit 10.9 of Registration Statement No. 333-117526 filed July 21, 2004).*

(10.8.1) Amendment to Trinity Industries, Inc. Deferred Plan for Director Fees dated December 7, 2005 (filed herewith).*

(10.8.2) Trinity Industries, Inc. 2005 Deferred Plan for Director Fees (filed herewith).*

(10.9) Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to Exhibit 4.2 of Registration Statement No. 333-77735 filed May 4, 1999).*

(10.9.1) Amendment No. 1 to the Trinity Industries, Inc. 1998 Stock Option Plan and Incentive Plan (incorporated by reference to Exhibit 10.9.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2009).*

(10.9.2) Amendment No. 2 to the Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.9.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2009).*

(10.9.3) Amendment No. 3 to the Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (filed herewith).*

(10.9.4) Amendment No. 4 to the Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (filed herewith).*

(10.10) Amended and Restated Trinity Industries, Inc. 2004 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 8-K filed May 4, 2010).*

(10.10.1) Form of Notice of Grant of Stock Options and Non-Qualified Option Agreement with Non-Qualified Stock Option Terms and Conditions as of September 8, 2004 (incorporated by reference to Exhibit 10.10.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2010).*

(10.10.1.1) Non-Qualified Stock Option Terms and Conditions as of December 6, 2005 (filed herewith).*

(10.10.1.2) Form of Notice of Grant of Stock Options and Non-Qualified Option Agreement with Non-Qualified Stock Option Terms and Conditions as of December 9, 2008 (incorporated by reference to Exhibit 10.11.1.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2008).*

(10.10.2) Form of Notice of Grant of Stock Options and Incentive Stock Option Agreement with Incentive Stock Option Terms and Conditions as of September 8, 2004 (incorporated by reference to Exhibit 10.10.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2010).*

(10.10.2.1) Incentive Stock Option Terms and Conditions as of December 6, 2005 (filed herewith).*

(10.10.2.2) Form of Notice of Grant of Stock Options and Incentive Stock Option Agreement with Incentive Stock Option Terms and Conditions as of December 9, 2008 (incorporated by reference to Exhibit 10.11.2.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2008).*

(10.10.3) Form of Restricted Stock Grant Agreement for grants issued prior to 2008 (incorporated by reference to Exhibit 10.11.3 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).*

(10.10.3.1) Form of Restricted Stock Grant Agreement for grants issued commencing 2008 (incorporated by reference to Exhibit 10.11.3 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).*

(10.10.4) Form of Non-Qualified Stock Option Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.10.4 to our Annual Report on Form 10-K for the annual period ended December 31, 2010).*

(10.10.5) Form of Restricted Stock Unit Agreement for Non-Employee Directors for grants issued prior to 2008 (incorporated by reference to Exhibit 10.11.5 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).*

(10.10.5.1) Form of Restricted Stock Unit Agreement for Non-Employee Directors for grants issued commencing 2008 (incorporated by reference to Exhibit 10.11.5 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).*

(10.10.6) Form of Performance Restricted Stock Unit Grant Agreement for grants issued commencing 2011 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011).*

(10.11) Supplemental Retirement and Director Retirement Trust of Trinity Industries, Inc. (incorporated by reference to Exhibit 10.11 to our Annual Report on Form 10-K for the annual period ended December 31, 2009).*

(10.12) Form of 2008 Deferred Compensation Plan and Agreement as amended and restated entered into between Trinity Industries, Inc. and certain officers of Trinity Industries, Inc. or its subsidiaries (incorporated by reference to Exhibit 10.13 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).*

(10.13) Trinity Industries, Inc. Short-Term Management Incentive Plan (incorporated by reference to Exhibit 10.14 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).*

(10.14) Equipment Lease Agreement (TRL 1 2001-1A) dated as of May 17, 2001 between TRLI-1A Railcar Statutory Trust, lesser, and Trinity Rail Leasing I L.P., lessee (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).

(10.14.1) Participation Agreement (TRL 1 2001-1A) dated as of May 17, 2001 among Trinity Rail Leasing I L.P., lessee, et. al. (incorporated by reference to Exhibit 10.15.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).

(10.14.2) Equipment Lease Agreement (TRL 1 2001-1B) dated as of July 12, 2001 between TRL 1 2001-1B Railcar Statutory Trust, lessor, and Trinity Rail Leasing I L.P., lessee (incorporated by reference to Exhibit 10.15.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).

(10.14.3) Participation Agreement (TRL 1 2001-1B) dated as of May 17, 2001 among Trinity Rail Leasing I L.P., lessee, et. al. (incorporated by reference to Exhibit 10.15.3 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).

(10.14.4) Equipment Lease Agreement (TRL 1 2001-1C) dated as of December 28, 2001 between TRL 1 2001-1C Railcar Statutory Trust, lessor, and Trinity Rail Leasing 1 L.P., lessee (incorporated by reference to Exhibit 10.15.4 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).

(10.14.5) Participation Agreement (TRL 1 2001-1C) dated as of December 28, 2001 among Trinity Rail Leasing 1 L.P., lessee, et. al. (incorporated by reference to Exhibit 10.15.5 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).

(10.15) Equipment Lease Agreement (TRL III 2003-1A) dated as of November 12, 2003 between TRL III-1A Railcar Statutory Trust, lessor, and Trinity Rail Leasing III L.P., lessee (incorporated by reference to Exhibit 10.16 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).

(10.15.1) Participation Agreement (TRL III 2003-1A) dated as of November 12, 2003 between TRL III-1A among Trinity Rail Leasing III L.P., lessee, et. al. (incorporated by reference to Exhibit 10.16.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).

(10.15.2) Equipment Lease Agreement (TRL III 2003-1B) dated as of November 12, 2003 between TRL III-1B Railcar Statutory Trust, lessor, and Trinity Rail Leasing III L.P., lessee, (incorporated by reference to Exhibit 10.16.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).

(10.15.3) Participation Agreement (TRL III 2003-1B) dated as of November 12, 2003 between TRL III-1B among Trinity Rail Leasing III L.P., lessee, et. al. (incorporated by reference to Exhibit 10.16.3 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).

(10.15.4) Equipment Lease Agreement (TRL III 2003-1C) dated as of November 12, 2003 between TRL III-1C Railcar Statutory Trust, lessor, and Trinity Rail Leasing III L.P., lessee (incorporated by reference to Exhibit 10.16.4 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).

(10.15.5) Participation Agreement (TRL III 2003-1C) dated as of November 12, 2003 between TRL III-1C among Trinity Rail Leasing III L.P., lessee, et. al. (incorporated by reference to Exhibit 10.16.5 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).

(10.16) Equipment Lease Agreement (TRL IV 2004-1A) between TRL IV 2004-1A Statutory Trust, lessor, and Trinity Rail Leasing IV L.P., lessee (incorporated by reference to Exhibit 10.17 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).

(10.16.1) Participation Agreement (TRL IV 2004-1A) among Trinity Rail Leasing IV, L.P., lessee, et. al (incorporated by reference to Exhibit 10.17.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).

(10.17) Third Amended and Restated Credit Agreement dated as of October 20, 2011 among Trinity Industries, Inc, as Borrower, JP Morgan Chase Bank, N.A., individually and as Administrative Agent, and certain other Lenders party thereto from time to time (filed herewith).

(10.18) Second Amended and Restated Warehouse Loan Agreement dated as of May 29, 2009 among Trinity Industries

Leasing Company, Trinity Rail Leasing Warehouse Trust (formerly known as Trinity Rail Leasing Trust II), The Committed Lenders and the Conduit Lenders from time to time party hereto, Credit Suisse, New York Branch, as Agent, and Wilmington Trust Company, as Collateral Agent and Depositary (incorporated by reference to Exhibit 10.19 to our Form 8-K filed on June 2, 2009).

(10.18.1)	Amendment No.1 to the Second Amended and Restated Warehouse Loan Agreement, dated February 4, 2011, amending the Second Amended and Restated of Warehouse Loan Agreement dated May 29, 2009 (incorporated by reference to Exhibit 10.1 to our Form 8-K filed on February 8, 2011).
(10.19)	Term Loan Agreement dated as of May 9, 2008 among Trinity Rail Leasing VI LLC, the Committed Lenders and the Conduit Lenders From Time to Time Party Hereto, DVB Bank AG, as Agent, and Wilmington Trust Company; as Collateral and Depositary (incorporated by reference to Exhibit 10.20 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).
(10.19.1)	Purchase and Sale Agreement (TILC) dated as of May 9, 2008 among Trinity Industries Leasing Company, as Seller and Trinity Rail Leasing VI LLC, as Buyer (incorporated by reference to Exhibit 10.20.1 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).
(10.19.2)	Purchase and Sale Agreement (TRLT-II) dated as of May 9, 2008 among Trinity Rail Leasing Trust II, as Seller, Trinity Rail Leasing VI LLC, as Buyer and Trinity Industries Leasing Company (incorporated by reference to Exhibit 10.20.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).
(10.20)	Master Indenture dated November 5, 2009, between Trinity Rail Leasing VII LLC and Wilmington Trust Company, as indenture trustee (incorporated by reference to Exhibit 10.20 to our Annual Report on Form 10-K for the annual period ended December 31, 2009).
(10.20.1)	Purchase and Contribution Agreement, dated November 5, 2009, among Trinity Industries Leasing Company, Trinity Rail Leasing Warehouse Trust, and Trinity Rail Leasing VII L.L.C. (incorporated by reference to Exhibit 10.20.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2009).
(10.21)	Perquisite Plan beginning January 1, 2004 in which the Company's Executive Officers participate (incorporated by reference to Exhibit 10.21 to our Annual Report on Form 10-K for the annual period ended December 31, 2010).*
(10.22)	Purchase and Contribution Agreement, dated May 18, 2006, among Trinity Industries Leasing Company, Trinity Leasing Trust II, and Trinity Rail Leasing V L.P. (filed herewith).
(10.22.1)	Master Indenture dated May 24, 2006, between Trinity Rail Leasing V L.P. and Wilmington Trust Company, as indenture trustee (filed herewith).
(10.23)	Board Compensation Summary Sheet (incorporated by reference to Exhibit 10.27 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).*
(10.24)	Retirement Transition Agreement between Trinity North American Freight Car, Inc. and Martin Graham (incorporated by reference to Exhibit 10.28 to our Annual Report on Form 10-K for the annual period ended December 31, 2007).*
(10.25)	Retirement Transition Agreement between Trinity Industries, Inc. and Mark W. Stiles (incorporated by reference to Exhibit 10.1 to our Form 8-K filed July 30, 2010).*
(10.26)	Indenture dated as of October 25, 2010, between Trinity Rail Leasing 2010 LLC and Wilmington Trust Company, as indenture trustee (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010).
(10.26.1)	Purchase and Contribution Agreement, dated as of October 25, 2010, among Trinity Rail Leasing Warehouse Trust, Trinity Industries Leasing Company, and Trinity Rail Leasing 2010 LLC (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010).
(10.26.2)	Note Purchase Agreement dated October 18, 2010 among Trinity Industries, Inc., Trinity Industries Leasing Company, Trinity Rail Leasing 2010 LLC, Credit Suisse Securities (USA) LLC, Lloyds TSB Bank PLC, Credit Agricole Securities (USA) Inc., Wells Fargo Securities, LLC, and Rabo Securities USA, Inc. (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010).
(10.27)	Note Purchase Agreement dated June 29, 2011, among Trinity Industries Leasing Company, TRIP Rail Holdings LLC, TRIP Rail Leasing LLC, and TRIP Rail Master Funding LLC, and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011).
(10.27.1)	Purchase and Contribution Agreement dated July 6, 2011, among TRIP Rail Leasing, LLC, Trinity Industries

	Leasing Company, TRIP Rail Master Funding LLC (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011).
(10.27.2)	Master Indenture dated July 6, 2011, among TRIP Rail Master Funding LLC and Wilmington Trust Company, as indenture trustee (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011).
(10.28)	Form of Indemnification Agreement between Trinity Industries, Inc. and certain directors and executive officers (filed herewith).
(12)	Computation of Ratio of Earnings to Fixed Charges (filed herewith).
(21)	Listing of subsidiaries of Trinity Industries, Inc. (filed herewith).
(23)	Consent of Ernst & Young LLP (contained on page 87 of this document and filed herewith).
(31.1)	Rule 13a-15(e) and 15d-15(e) Certification of the Chief Executive Officer (filed herewith).
(31.2)	Rule 13a-15(e) and 15d-15(e) Certification of the Chief Financial Officer (filed herewith).
(32.1)	Certification pursuant to 18U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
(32.2)	Certification pursuant to 18U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
(95)	Mine Safety Disclosure Exhibit (filed herewith).
101.INS	XBRL Instance Document (filed electronically herewith)**
101.SCH	XBRL Taxonomy Extension Schema Document (filed electronically herewith)**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (filed electronically herewith)**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document (filed electronically herewith)**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (filed electronically herewith)**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (filed electronically herewith)**

---

* Management contracts and compensatory plan arrangements.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

Exhibit 31.1

CERTIFICATION

I, Timothy R. Wallace, certify that:

1. I have reviewed this annual report on Form 10-K of Trinity Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ TIMOTHY R. WALLACE
Timothy R. Wallace
Chairman, Chief Executive Officer, and President

Date: February 16, 2012

Exhibit 31.2

CERTIFICATION

I, James E. Perry, certify that:

1. I have reviewed this annual report on Form 10-K of Trinity Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JAMES E. PERRY
James E. Perry
Senior Vice President and Chief Financial Officer

Date: February 16, 2012

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Trinity Industries, Inc. (the "Company") on Form 10-K for the period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Timothy R. Wallace, Chairman, Chief Executive Officer, and President of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company, as of, and for, the periods presented in the Report.

/s/ TIMOTHY R. WALLACE
Timothy R. Wallace
Chairman, Chief Executive Officer, and President

February 16, 2012

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Trinity Industries, Inc. (the "Company") on Form 10-K for the period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James E. Perry, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company, as of, and for, the periods presented in the Report.

/s/ JAMES E. PERRY
James E. Perry
Senior Vice President and Chief Financial Officer

February 16, 2012

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.



TRINITY'S BOARD OF DIRECTORS

John L. Adams
Chairman,
Group 1 Automotive, Inc.

Rhys J. Best
Retired Chairman
and Chief Executive Officer,
Lone Star Technologies, Inc.;
Chairman, Crosstex Energy LP

David W. Biegler
Chairman and Chief Executive Officer,
Southcross Energy LLC

Leldon E. Echols
Private Investor; Retired
Executive Vice President
and Chief Financial Officer,
Centex Corporation

Ronald J. Gafford
Chairman, Chief Executive Officer,
and President,
Austin Industries, Inc.

Ron W. Haddock
Chairman, AEI
Chairman, Safety-Kleen Systems, Inc.

Adrian Lajous
Chairman,
Oxford Institute for Energy Studies

Melendy E. Lovett
Senior Vice President and President,
Education Technology,
Texas Instruments Incorporated

Charles W. Matthews
Retired General Counsel
and Vice President,
Exxon Mobil Corporation

Diana Natalicio, Ph.D.
President,
The University of
Texas at El Paso

Douglas L. Rock
Retired Chairman,
Chief Executive Officer,
and President,
Smith International, Inc.

Timothy R. Wallace
Chairman, Chief Executive Officer,
and President,
Trinity Industries, Inc.



TRINITY'S CORPORATE OFFICERS

Timothy R. Wallace
Chairman, Chief Executive Officer,
and President

James E. Perry
Senior Vice President
and Chief Financial Officer

Antonio Carrillo
Senior Vice President
and Group President

William A. McWhirter II
Senior Vice President
and Group President

D. Stephen Menzies
Senior Vice President
and Group President

S. Theis Rice
Senior Vice President, Human
Resources and Chief Legal Officer

Madhuri A. Andrews
Vice President,
Information Technology

Donald G. Collum
Vice President
and Chief Audit Executive

Virginia C. Gray, Ph.D.
Vice President,
Organizational Development

Mary E. Henderson
Vice President, Chief Accounting
Officer, and Controller

John M. Lee
Vice President,
Business Development

Gail M. Peck
Vice President and Treasurer

Heather P. Randall
Vice President, Legal Affairs
and Government Relations

Jared S. Richardson
Associate General Counsel
and Secretary



TRINITY'S OPERATING EXECUTIVES

Rail Executives

D. Stephen Menzies
Group President

Roger D. Wynkoop
Chief Commercial Officer,
TrinityRail; President,
Trinity Industries Leasing Company

Jesse Crews
Chief Investment Officer,
Trinity Industries Leasing Company

Robert S. Hulick
Executive Vice President
and Chief Mechanical Officer,
Trinity Industries Leasing Company

Eric R. Marchetto
Vice President
and Chief Financial Officer,
TrinityRail

Paul E. Mauer
Chief Operations Officer,
TrinityRail

Construction, Marine, Parts & Components Executives

William A. McWhirter II
Group President

Nikhil Amin
President,
Trinity Logistics Group, Inc.

Carl Campbell
President,
Transit Mix Concrete &
Materials Company

Gregory B. Mitchell
President,
Trinity Highway Products, LLC

Patrick S. Wallace
President,
Trinity Parts & Components, LLC

Energy Equipment Executives

Antonio Carrillo
Group President

Kerry S. Cole
President,
Trinity Structural Towers, Inc.

Kevin Keith
Chief Financial Officer,
Energy Equipment Group

Luis Pardo
President,
Trinity Industries de Mexico



Trinity Industries, Inc.

2525 Stemmons Freeway • Dallas, Texas 75207-2401 • 214.631.4420 • www.trin.net